ANNUAL INFORMATION FORM

of

B2GOLD CORP.

March 30, 2012

B2GOLD CORP.
ANNUAL INFORMATION FORM

INTRODUCTORY NOTES

Date of Information

In this Annual Information Form, B2Gold Corp., together with its subsidiaries, as the context requires, is referred to as “B2Gold” or the “Company”. All information contained in this Annual Information Form is as at December 31, 2011, unless otherwise stated, being the date of the most recently completed financial year of the Company, and the use of the present tense and of the words “is”, “are”, “current”, “currently”, “presently”, “now” and similar expressions in this Annual Information Form is to be construed as referring to information given as of that date.

Cautionary Note Regarding Forward-Looking Statements

This Annual Information Form contains statements of forward-looking information within the meaning of applicable securities laws, which reflect management’s expectations regarding the Company’s future growth, results of operations (including, without limitation, future production and capital expenditures), performance (both operational and financial) and business prospects (including the timing and development of new deposits and the success of exploration activities) and opportunities. Wherever possible, words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify these forward-looking statements. Although the forward-looking statements contained in this Annual Information Form reflect management’s current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, the Company cannot be certain that actual results will be consistent with these forward-looking statements.

A number of factors could cause actual results, performance, or achievements to differ materially from the results expressed or implied in the forward-looking statements. Such factors include, among others:

  changes in national and local government, legislation, taxation, regulations and political or economic developments in Nicaragua, Namibia, Colombia and Uruguay, or other countries in which the Company may carry on business in the future;

  future prices of gold;

  possible variations in mineral reserves, grade or recovery rates;

  accidents, labour disruptions, inability to obtain suitable or adequate machinery, equipment or skilled employees or contractors and other risks of the mining industry;

  unanticipated recovery rates, productions problems, and changes in mining processing and overhead costs;

  changes in mineral reserve and resource estimates;

  risks related to operations in remote areas;

  property interests, title to properties, permits and licenses, environmental risks and development;

  risks related to joint ventures;

  economic factors affecting the gold mining industry, competition, foreign exchange rate fluctuations, fluctuation of securities prices and additional financing; and

  dependence on key personnel, conflicts of interest,

as well as those factors listed in the “Risk Factors” section of this Annual Information Form. This list is not an exhaustive list of the factors that may affect any of the Company’s forward looking statements. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements.

Forward-looking statements necessarily involve significant known and unknown risks, assumptions and uncertainties that may cause the Company’s actual results, performance, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. Although the Company has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors and risks that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, shareholders should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this Annual Information Form and, other than as required by applicable securities laws, the Company assumes no obligation to update or revise them to reflect new events or circumstances.

Currency and Exchange Rate Information

The financial statements included herein are reported in U.S. dollars. References in this Annual Information Form to “C$” or are to the lawful currency of Canada, references in this Annual Information Form to “N$” are to the lawful currency of Namibia, references in this Annual Information Form to “córdobas” are to the lawful currency of Nicaragua and references in this Annual Information Form to “US$” are to the lawful currency of the United States.

On March 29, 2011, the noon rate of exchange for one Canadian dollar in United States dollars as reported by the Bank of Canada was C$1.00 = US$1.001. As of the same date, based on cross rates with the Canadian dollar, one Namibian dollar equalled US$0.1292, one Colombian peso equalled US$0.0005 and one Nicaraguan córdoba equalled US$0.0430.

Technical Information

The estimated mineral reserves and mineral resources for the Company’s various mines and mineral projects set forth herein have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Council – Definitions adopted by CIM Council on December 11, 2005 (the “CIM Standards”), which were adopted by the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The following definitions are reproduced from the CIM Standards:

A mineral resource is a concentration or occurrence of a natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.

An inferred mineral resource means that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An indicated mineral resource means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A measured mineral resource means that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

A mineral reserve means the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A probable mineral reserve means the economically mineable part of an indicated mineral resource and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A proven mineral reserve means the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Canadian standards for public disclosure of scientific and technical information concerning mineral projects differ significantly from the requirements of U.S. securities laws. Resource information contained herein or incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions in the SEC’s Industry Guide 7 (“Guide 7”) under the U.S. Securities Act. Under Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Under Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves or that they can be mined economically or legally. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an inferred mineral resource will ever be upgraded to a higher category. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or that it can be economically or legally mined.

Accordingly, information contained or incorporated by reference in this Annual Information Form contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CORPORATE STRUCTURE

Name, Address and Incorporation

B2Gold was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on November 30, 2006. B2Gold’s head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1 and its registered office is located at Suite 1600, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2.

References to the “Company” in this Annual Information Form include B2Gold’s wholly-owned subsidiaries as the context requires.

Intercorporate Relationships

The following is a diagram of the intercorporate relationships among B2Gold and its material subsidiaries.

________________

Notes:
(1)	All ownership of subsidiaries is 100% unless indicated. Certain subsidiaries are indirectly owned by B2Gold through wholly- owned subsidiaries not reflected above.
(2)	Colombian branches are not separate legal entities.

GENERAL DEVELOPMENT OF THE BUSINESS

The Company is a Vancouver-based gold producer with mining operations in Nicaragua, exploration and development projects in Namibia and Colombia and a portfolio of exploration assets in Colombia, Nicaragua and Uruguay. Currently, the Company is operating La Libertad gold mine (formerly referred to as the Orosi mine) (“La Libertad Mine”) and the El Limon gold mine (the “Limon Mine”) in Nicaragua. The Company has a 92% interest in the Ojtikoto gold project in Namibia, a 49% interest in the Gramalote property in Colombia and an 80% interest in the Cebollati property in Uruguay, and owns or has an interest in the Bellavista property in Costa Rica and the Quebradona property in Colombia. The Company also has options to earn an interest in two joint ventures in Nicaragua with Calibre Mining Corp. (“Calibre”) and Radius Gold Inc. (“Radius”), respectively.

Three Year History

Over the three most recently completed financial years, the events described below contributed materially to the development of the Company’s business.

2009 Developments

On January 21, 2009, the Company announced an inferred mineral resource estimate for the Gramalote Ridge zone of the Gramalote property. The inferred mineral resource estimate reported at a 0.5 gram per tonne cut off, within a US$1,000 per ounce gold optimised whittle pit, consisted of 74.375 million tonnes grading 1.00 grams per tonne (“g/t”) of gold for a total of 2.39 million troy ounces of gold (on a 100% basis). The Company filed a technical report for the inferred resource estimate on February 27, 2009.

On March 26, 2009, the Company acquired 100% of the shares of Central Sun Mining Inc. (“Central Sun”) by way of plan of arrangement (the “CSM Arrangement”). The Arrangement was carried out pursuant to the terms and conditions contained in an arrangement agreement (the “CSM Agreement”) dated February 6, 2009 between the Company and Central Sun. Pursuant to the terms of the CSM Agreement and the CSM Arrangement, on March 26, 2009, Central Sun amalgamated with a wholly-owned subsidiary of the Company and all of the issued and outstanding common shares of Central Sun were transferred to the Company in consideration for the issuance by the Company to former shareholders of Central Sun of 1.28 Common Shares of the Company for each Central Sun common share held. The Company issued an aggregate of 80,638,705 Common Shares to the former Central Sun shareholders in connection with the CSM Arrangement. The outstanding stock options of Central Sun were exchanged for B2Gold stock options to acquire Common Shares of the Company based on the 1.28 to 1 exchange ratio and having the same terms as the Central Sun options for which they were exchanged.

The acquisition by the Company of Central Sun added to the Company’s property portfolio two Nicaraguan mines, the 100% owned La Libertad Mine and the 95% owned Limon Mine. In addition, the Company also acquired interests in additional mineral properties including, in Nicaragua, the La India property and in Costa Rica, the Bellavista property.

On July 22, 2009, the Company completed a bought deal public offering of 33,340,000 Common Shares at a price of C$0.75 per share for gross proceeds of C$25,005,000. The offering was conducted by a syndicate of underwriters, co-led by Genuity Capital Markets and Macquarie Capital Markets Canada Ltd., and including Blackmont Capital Inc. and Haywood Securities Inc. On August 5, 2009, the underwriters exercised the over-allotment option granted by the Company under the offering and on August 7, 2009 the underwriters acquired an additional 5,001,000 Common Shares at a price of C$0.75 per share for gross proceeds of C$3,750,750.

The Company entered into an agreement relating to a US$20,000,000 secured revolving credit facility (the “Credit Facility”) with Macquarie Bank Limited (“Macquarie”) on November 6, 2009. The term of the Credit Facility was for two years with a maturity date of December 31, 2011 and an interest rate of LIBOR plus 5.5% . In connection with the Credit Facility, the Company issued 11,063,565 share purchase warrants to Macquarie exercisable at a price of C$0.97 per share for a period of three years. As at the date of this Annual Information Form, all of the share purchase warrants have been exercised. Under the Credit Facility, the Company granted a general security agreement over its assets and the shares and assets of certain of the Company’s material subsidiaries, and certain of the Company’s material subsidiaries guaranteed the obligations of the Company relating to the Credit Facility. On February 12, 2010, the Company entered into an amending agreement relating to the Credit Facility pursuant to which the Credit Facility was increased to US$25,000,000. On March 28, 2012, the Company entered into a further amendment to the Credit Facility that, among other things, extended the maturity date of the Credit Facility to December 31, 2013. As at the date of this Annual Information Form, the full amount of the Credit Facility is available for draw down by the Company.

2010 Developments

Ore processing at La Libertad Mine recommenced on December 15, 2009 with the first doré bar produced on January 5, 2010. The La Libertad mill was originally designed to process 3,500 tonnes of ore per day. A second ball mill, which was not included in the original plant design, was installed and commissioned at La Libertad Mine in 2010.

On February 18, 2010, the Company completed a bought deal public offering of 25,624,111 Common Shares, which included 3,342,276 Common Shares issued on exercise of the over-allotment option, at a price of C$1.25 per share for gross proceeds of C$32,030,138.75. The offering was conducted by a syndicate of underwriters, led by Genuity Capital Markets, Macquarie Capital Markets Canada Ltd. and Haywood Securities Inc., and including Canaccord Financial Ltd. and Raymond James Ltd.

On July 22, 2010, the Company entered into an assignment, settlement and release agreement (the “Kupol Sale Agreement”) with Kinross Gold Corporation (“Kinross”), White Ice Ventures Limited (“White Ice”), 6674321 Canada Inc. (“6674321”) and BKWE Ventures Limited (“BKWE”), a wholly-owned subsidiary of the Company, pursuant to which the Company and BKWE agreed to assign to White Ice, a wholly-owned subsidiary of Kinross, all of the Company and BKWE’s respective rights and interest in the East Kupol Licence and West Kupol Licence (together, the “Chukotka Licences”). Under the terms of a purchase and sale agreement dated December 21, 2006, as amended, between White Ice, 667321, Kinross and the Company (the “Initial Agreement”), the Company had the right to acquire half of Kinross' indirect interest in the Chukotka Licences.

Pursuant to the terms of the Kupol Sale Agreement, White Ice made a cash payment of US$33 million to BKWE on closing of the transaction, and agreed to make contingent payments of US$15 million for each incremental million ounces of proven and probable gold reserves, up to a maximum of US$135 million, publicly disclosed by Kinross with respect to the area covered by the Chukotka Licences (the “Contingent Payments”). The gold reserves are to be determined on the basis of a 100% interest in the Chukotka Licences area in accordance with NI 43-101. In addition, the Company will receive payments equal to 1.5% of net smelter returns from the commencement of production from the area covered by the Chukotka Licences (the “NSR Payments”). White Ice may at any time be released from making any further NSR Payments by making a cash payment to BKWE of US$30 million. In certain circumstances, if Kinross’ indirect percentage interest in the Chukotka Licences is reduced below 75%, the amount of any Contingent Payments and/or NSR Payments to be made after such reduction will be adjusted in accordance with the terms of the Kupol Sale Agreement.

On August 12, 2010, the Company and AngloGold entered into an agreement amending the Gramalote Shareholders Agreement (the “Gramalote Amending Agreement”) pursuant to which, AngloGold retained a 51% interest and became manager of the joint venture project and the Company retained a 49% interest and each party has equal representation on the joint venture management committee.

On September 2, 2010, the Company entered into an agreement (the “Cebollati Option Agreement”) with Weeping Apple S.A. (“Weeping Apple”), a private Uruguayan company, to option the Cebollati gold property located in Uruguay (the “Cebollati Property”). Pursuant to the terms of the Cebollati Option Agreement, the Company earned an 80% interest in the Cebollati Property by paying an aggregate of US$1 million. On January 31, 2012, the Company made the final cash payment under the Cebollati Option Agreement and now holds an 80% interest in the Cebollati Property. The Company is required to fund all exploration work through feasibility and is subject to the continuing obligations set out in the Cebollati Option Agreement.

During the year ended December 31, 2010, the Company received C$3,833,829 pursuant to the exercise of 4,387,819 stock options and C$24,659,595 pursuant to the exercise of 25,027,217 warrants (including C$16,278,776 pursuant to the exercise of 15,853,652 warrants held by former Central Sun warrant holders).

2011 Developments

On March 31, 2011, the Company announced a 180% increase in inferred resources at La Libertad due to the new resource outlined on the Jabali zone located approximately 10 kilometres east of the mill facility at La Libertad Mine. The new inferred resource was based on a total of 55 diamond drill holes totaling 9,660 metres. The drilling focused on the Antenna and Central Zones at the Jabali zone. The new inferred resource totals 3.55 million tonnes at 4.58 g/t of gold containing 522,000 ounces of gold. The Company filed a technical report for the inferred resource estimate on May 13, 2011. Confirmation of the inferred resource with infill drilling could not only add several years to La Libertad’s mine life but more importantly, allow the potential to deliver in the near term higher grade ore to the mill at La Libertad Mine.

The current average grade of ore being delivered to the 5,500 tonne per day La Libertad mill is 1.77 g/t gold. This includes approximately 70% from open pit mining at a grade of 1.91 g/t and approximately 30% from spent ore from the historic leach pads which has an average grade of 0.8 g/t. With the grade of the new Jabali resource of 4.58 g/t gold there is an opportunity to delay processing of the 30% spent ore until later in the mine life and replace it by processing potentially higher grade from the Jabali zone. The result of this could be processing the same 5,500 tonnes per day but significantly increasing annual gold production and reducing operating costs per ounce, with minimal additional capital requirements.

On December 22, 2011, the Company acquired 100% of the shares of Auryx Gold Corp. (“Auryx”) by way of plan of arrangement (the “Auryx Arrangement”). The Auryx Arrangement was carried out pursuant to the terms and conditions contained in an arrangement agreement (the “Auryx Agreement”) dated November 10, 2011 between the Company and Auryx. Details of the Arrangement are set out under the heading “Significant Acquisitions” below. The Company filed a business acquisition report relating to the Arrangement on February 23, 2012, a copy of which is available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

During the year ended December 31, 2011, the Company received C$5,800,244.80 pursuant to the exercise of 5,700,186 stock options and C$1,940,000 pursuant to the exercise of 2,000,000 warrants.

Significant Acquisitions

Pursuant to the terms of the Auryx Agreement and the Auryx Arrangement, on December 22, 2011, Auryx became a wholly-owned subsidiary of the Company and all of the issued and outstanding common shares of Auryx were transferred to the Company in consideration for the issuance by the Company to former shareholders of Auryx of 0.23 of a Common Share, plus a cash payment of C$0.001, for each Auryx common share held. The Company issued an aggregate of 37,187,002 Common Shares to the former Auryx shareholders in connection with the Auryx Arrangement.

The outstanding stock options of Auryx were exchanged for B2Gold stock options to acquire Common Shares of the Company based on the 0.23 to 1 exchange ratio, having the same terms as the Auryx options for which they were exchanged. In addition, the outstanding warrants of Auryx were assumed by the Company at the time of closing of the Auryx Arrangement and became exercisable to acquire that number of Common Shares of the Company determined by reference to the share exchange ratio of 0.23 to 1.

The acquisition by the Company of Auryx added to the Company’s property portfolio a 92% interest in the Otjikoto gold project in Namibia. See “Material Projects – Otjikoto Project” and “Mineral Properties – Otjikoto Project” below. In addition, the Company also acquired a 100% interest in two additional mineral properties in Namibia. Additional information relating to Auryx and its properties is available under Auryx’s profile on SEDAR at www.sedar.com.

DESCRIPTION OF THE BUSINESS

General

The Company is a gold mining company with a strategic focus on acquiring and developing interests in mineral properties with demonstrated potential for hosting economic mineral deposits with gold deposits as the primary focus. The Company conducts gold mining operations and exploration and drilling campaigns to define and develop resources and reserves on its properties with an intention of developing, constructing and operating mines on such properties. The Company’s material properties are its La Libertad Mine and Limon Mine in Nicaragua, the Otjikoto gold project in Namibia, and the Gramalote property in Colombia. The Company also holds a material interest in the Cebollati Property in Uruguay, owns the Bellavista property in Costa Rica, and has an interest in the Quebradona property in Colombia. The Company also has options to earn an interest in two joint ventures in Nicaragua with Calibre and Radius, respectively.

The Company’s corporate objective is to build an intermediate gold company through the development of gold properties, organic growth through exploration, and by capitalizing on its management experience through strategic acquisitions.

Material Projects

La Libertad Mine

La Libertad Mine is located 110 kilometres east of Managua, the capital city of Nicaragua, approximately a two hour drive from the Company’s office in Managua and a five hour drive from the Limon Mine. The Company holds an indirect 100% interest in Desarrollo Minero de Nicaragua S.A. (“Desminic”), which owns and operates La Libertad Mine. The Company, through Desminic, holds one exploitation and exploration concession covering 10,950 hectares, which has a term of 40 years expiring in August 2034, and two other exploitation and exploration concessions covering 3,546 hectares. The three concessions form one contiguous block. The Company also indirectly holds an 80% interest in the Cerro Quiroz concession covering 2,250 hectares, which is located contiguous with the eastern border of the La Libertad claim block.

In the fourth quarter of 2009, the Company completed the conversion of La Libertad Mine from a heap leach mine to a conventional milling operation. Ore processing at La Libertad Mine began on December 15, 2009 with the first doré bar produced on January 5, 2010. The Company projected in 2009 that La Libertad Mine would produce approximately 80,000 to 90,000 ounces of gold annually over an initial seven year mine life.

The La Libertad mill was originally designed to process 3,500 tonnes of ore per day. The installation of a second ball mill, which was not included in the original plant design, was completed in August 2010 and the mine ramped up to 5,500 tonnes per day design throughput capacity in the fourth quarter of 2010. Total production for 2011 from La Libertad Mine was 99,567 ounces of gold.

La Libertad Mine is projected to produce approximately 102,000 to 110,000 ounces of gold in 2012 at operating cash costs of approximately US$550 to US$575 per ounce. The Company plans to undertake capital expenditures at La Libertad Mine in 2012 totaling approximately US$25.6 million. The majority of this capital cost will be expended on pre-stripping at the Santa Maria pit and to access future ore by enlarging existing pits and completing a tailings pond expansion. See “Mineral Properties – La Libertad Mine”.

Limon Mine

The Limon Mine is located approximately 100 kilometres northwest of Managua and 20 kilometres from the Pan-American Highway. The Company holds an indirect 95% interest in Triton Minera S.A. (“Triton”), which owns and operates the Limon Mine, and holds eight other mineral concessions, all at an exploration stage. The remaining 5% of Triton is held by Inversiones Mineras S.A., a holding company representing unionized mine workers in Nicaragua. The Limon property consists of the 12,000 hectare “Mina El Limon” mineral concession, which has a term of 25 years expiring in January 2027. Triton directly owns or controls the surface rights for all the property on which the mining, milling, tailings or related facilities at Limon Mine are located.

The Limon Mine concession includes numerous epithermal gold-quartz veins that have historically produced approximately three million ounces of gold since production began in 1941. The current operation at the Limon Mine is a 1,100 tonne per day underground and open pit gold mine, which currently has an estimated mine life of five years. Total production for 2011 from the Limon Mine was 45,037 ounces of gold.

For 2012, the Limon Mine is projected to produce approximately 48,000 to 50,000 ounces of gold at operating cash costs of approximately US$700 to US$725 per ounce. The Company plans to undertake capital expenditures at the Limon Mine in 2012 totaling approximately US$19.0 million. The majority of this capital cost will be expended on a major underground mine development program and tailings pond construction. The underground development work will access deeper ore at the Santa Pancha vein, which should add approximately three years of production. See “Mineral Properties – Limon Mine”.

Otjikoto Gold Project

The Otjikoto gold project (the “Otjikoto Project”) is located approximately 300 kilometres north of Namibia’s capital city, Windhoek. The Company holds an indirect 92% interest in Auryx Gold Namibia (Pty) Ltd. (“Auryx Namibia”), which holds the mineral interests relating to the Otjikoto Project, and a 100% interest in two additional exploration projects in Namibia. The Otjikoto Project is located in the 54,125 hectare “EPL 2410” prospecting license. Auryx Namibia has submitted an application for a mining license covering an area of 6,934 hectares within EPL 2410.

The Otjikoto Project has forecast average annual production of over 100,000 ounces of gold over a ten year mine life based on the Otjikoto PEA released in September 2011. The Otjikoto Project hosts a NI 43-101 compliant indicated resource of 21.37 million tonnes grading 1.95 g/t gold for 1.34 million ounces of gold (on a 100% basis) and a NI 43-101 compliant inferred resource of 0.95 million tonnes grading 1.57 g/t gold for 0.05 million ounces of gold above a cut-off grade of 0.5 g/t gold. The Otjikoto Project benefits significantly from Namibia’s well established infrastructure with paved highways, a railway, power grids, and process water all close by. Located in the western part of southern Africa, Namibia is one of the continent’s most politically and socially stable jurisdictions.

The Company has a 2012 feasibility and development budget of US$34.6 million to complete a feasibility study in the fourth quarter of 2012 and concurrently commence planning for mine construction at the Otjikoto Project. Feasibility work will include additional metallurgical drilling and test work, power studies, geohydrology, mine planning, engineering design, cost estimating and environmental and social studies. Included in the budget are costs for site preparation work and construction of a camp at site. The budget also contains US$5.0 million for cash deposits associated with orders for long lead time items with a goal of commencing mining operations early in 2015. A further US$8.9 million has been budgeted in 2012 for exploration, of which US$4.3 million relates to 16,150 metres of feasibility study drilling. Another 2,500 metres of drilling will be carried out to explore beyond the current resource at the Otjikoto Project. Regional exploration work will also be conducted on the surrounding area. See “Mineral Properties – Otjikoto Project”.

Gramalote Property

The Gramalote property is located approximately 230 kilometres northwest of the Colombian capital of Bogota and approximately 80 kilometres northeast of Medellin, the regional capital of the Department of Antioquia. The Company holds a 49% interest in Gramalote Limited (“Gramalote BVI”), which is the company that holds the mineral interests relating to the Gramalote property. The Gramalote property area is covered by 31 contiguous claim blocks totalling 42,790.09 hectares. The claims presently include one exploitation license totalling 56.75 hectares, one exploration license totalling 2,292.76 hectares, 19 registered concession contracts totalling 27,444.55 hectares, six non-registered concession contracts totalling 5,527.69 hectares and four mineral applications totalling 7,468.35 hectares.

Exploration programs managed by AngloGold Ashanti Limited (“AngloGold”) and the Company confirmed the large-tonnage bulk mineable potential of Gramalote Ridge area and identified additional outlying gold anomalies in the area surrounding the Gramalote Ridge mineral system. Exploration by AngloGold and the Company has identified three target types within the Gramalote property including an advanced phase target at Gramalote Ridge, outlying targets within four to five kilometres of Gramalote Ridge and various early phase, rock and stream sediment sample anomalies within the 175 square kilometre area of interest at the Gramalote property.

In February 2009, the Company reported an inferred mineral resource estimate for Gramalote Ridge of 74.375 million tonnes grading 1.0 gram per tonne gold for a total of 2.387 million troy ounces of gold. Highlights from the 2011 prefeasibility and exploration work on the Gramalote property include positive metallurgical test results showing in excess of 90% recovery and encouraging drill results from Gramalote and outside targets indicating the potential for a larger resource. The Company expects to release an updated resource calculation in the first half of 2012.

The 2012 budget of US$36.9 million for the Gramalote property includes 21,700 metres of exploration diamond drilling for additional targets on the property, condemnation drilling and infill drilling. In addition, the budget will fund prefeasibility work including additional environmental studies, metallurgical test work, land purchases, social programs and engineering. Each of AngloGold and the Company will fund their pro rata share of the budget. A prefeasibility study is scheduled to be completed in June 2012 and a final feasibility study is planned for the fourth quarter of 2013. See “Mineral Properties – Gramalote Property”.

Other Exploration Properties and Interests

Cebollati Property

The Cebollati Property is located in the Department of Lavalleja, 180 kilometres northeast of Montevideo in southern Uruguay and consists of ten claims totalling approximately 34,200 hectares. The claims are comprised of one exploration license totalling 163 hectares, one exploration application totalling 163 hectares, five prospection licenses totalling 14,808 hectares and three prospection license applications totalling 19,066 hectares. The Cebollati Property has excellent paved road access approximately eight kilometres from a highway in rolling farm country. Under the terms of the Cebollati Option Agreement, the Company earned an 80% interest in the Cebollati Property by paying US$1 million in stages by January 31, 2012 and has agreed to fund all exploration work through feasibility. Additional obligations include the completion of a feasibility study, a per ounce gold payment and a net smelter royalty for additional production. The Company has made all cash purchase payments under the Cebollati Option Agreement and has earned an 80% interest in the Cebollati Property.

Fifty two (52) holes totalling 8,310 metres were completed on the Cebollati Property during the 2011 drill program. Concentrated drilling in the Southern and Windmill zones confirmed the existence of continuous, shallow, mineralized zones which are open along strike and to depth. In conjunction with the trenching, each of these zones extends for in excess of 400 metres within a mineralized system, which has been defined over greater than 2.2 kilometres in strike length. Highlights of the new drilling include hole UC11-019 with 11.15 metres grading 11.59 g/t gold within a broader 23.85 metres interval of mineralization grading 5.69 g/t, UC11-032 with 7.55 metres grading 4.51 g/t gold, including 12.81 g/t gold over 2.30 metres, and UC11-037 with 4.00 metres grading 4.04 g/t gold and 8.00 metres at 2.84 g/t gold.

To increase the understanding of the mineralization controls in the Southern Zone, a 50 by 15 metre area was stripped and nine east-west continuous sample lines were completed for a total of 340 line metres. This area is located at the fold hinge of the main antiformal structure where a shallow north-northeast plunge was identified. The direction of the fold hinge is affected by west-northwest structures generating possible dilatational jogs controlling the high grade mineralization. Similar structures were observed in the western limb of the antiform.

The 2012 exploration program for the Cebollati Property has a budget of US$3.4 million, which includes 4,000 metres of drilling and the stripping of two 50 by 20 metre areas to understand the geology. The drilling program will continue on the Southern and Windmill zones following the successful 2011 exploration drilling program that confirmed the presence of significant gold bearing replacement style mineralization within multiple zones. In addition, the 2012 exploration will continue on regional evaluation and project generation work.

Calibre Joint Venture – Borosi Property

Pursuant to an Option Agreement with Calibre dated July 21, 2009, as amended on June 18, 2010 and October 19, 2010, the Company has the right to earn up to a 65% interest in potential mining projects in the Borosi gold-silver-copper prospect in northeast Nicaragua. The initial Option Agreement provided that the Company could earn a 51% interest in 11 exploration and exploitation mineral concessions with terms ranging from 20 to over 35 years covering approximately 70,000 hectares by funding C$8 million of exploration expenditures on the property by July 1, 2014, of which over C$4.5 million was funded by December 31, 2011. The Option Agreement was amended on June 18, 2010 to include two concessions and a portion of a third concession with a total combined area of 32,234 hectares. The Company may increase its interest in specific project areas to 65% by funding a preliminary feasibility study of the viability of a mining project in that area. Under the terms of the Option Agreement, Calibre was the operator for the initial year of the program (2009/2010). The Company has now exercised its right under the Option Agreement to become the operator for the project.

The Borosi property is located in the Bonanza-Rosita-Siuna areas of northeast Nicaragua, the “Mining Triangle” of Nicaragua, which is estimated to have had historical production totalling more than 5 million ounces of gold, 4 million ounces of silver, 158,000 tons of copper and 106,000 tons of zinc. The initial exploration had focused on the Eastern Epithermal, Bonanza and Rosita Gold Camps with geological mapping, prospecting, soil surveying and trenching. The Company and Calibre recently announced drill results that discovered significant porphyry style gold and copper mineralization at the Primavera project within the Borosi concessions in north east Nicaragua. Assay results from the first three holes totaling 667.85 metres drilled in December 2011 have confirmed the presence of wide spread gold and copper values similar to those previously reported from surface trenching. Drill results include 276.8 metres grading 2146 parts per million (“ppm”) copper and 0.5 g/t gold in hole PR-11-001, 261.7 metres grading 2,966 ppm copper and 0.78 g/t gold in hole PR-11-002, and 123.85 metres grading 2,752 ppm copper and 0.65 g/t gold in holes PR-11-003. The drilling and trenching has thus far only tested approximately 250 metres of strike length within the original gold-copper soil anomaly of over 800 metres in length by 300 metres wide. The mineralization at Primavera is open in all directions. The results received are consistent with “porphyry style” mineralization within volcanic and intrusive rocks.

Drilling has resumed with the deepening of the third hole which was not completed due to the holiday break. A total of 2,000 metres of diamond drilling totaling US$1.5 million is planned in the next few months to define the extent of the porphyry system. Several other gold-copper anomalies identified on the Primavera concession remain untested and will be evaluated over the coming months.

Radius Joint Venture - Trebol and Pavon Properties

Pursuant to an Option Agreement with Radius dated December 23, 2009, the Company has the option to earn a 60% interest in the Trebol, Pavon and San Jose exploration properties in Nicaragua (six concessions with 25 year terms covering approximately 242,000 hectares) by expending US$4 million on the properties within four years. The Company may also earn a 70% interest in certain additional areas by applying for concessions and expending US$2 million on the concession area within three years of the grant of a concession. In addition, the Company has the option to acquire a 100% interest in the Pavon resource property, which is comprised of a 1,301 hectares exploration concession, by putting the property into production within three years of giving notice of its election to develop the property. In that event, Radius will be entitled to certain production payments on gold produced from the property based on the prevailing price of gold (e.g., US$150 per ounce at a price of US$1,000 per ounce of gold). The Company will be the operator for all exploration and development work.

The Trebol property, located in northeastern Nicaragua, is a low sulphidation epithermal hot springs district consisting of numerous strong gold anomalies spanning over 14 kilometres of strike length. In 2011, the Company drilled 37 holes totalling 3,208 metres on the Trebol property. The 2011 drilling campaign cut mineralization in the Cerro Domingo, Paola and Trebol North Zones with drill holes containing up to 1.96 g/t gold over 28.55 metres in hole TR-11-014 in the Cerro Domingo Zone, up to 8.86 g/t gold over 7.75 metres in hole TR-11-028 in the Paola Zone and up to 13.08 g/t gold over 7.00 metres in hole TR-11-047 in the Trebol North Zone. The Company also received positive results from trenching at Trebol East located 3 kilometres east of the main Trebol trend. The new trench results appear to be outlining a north-south trending mineralized zone at least 1.5 kilometres long.

The Pavon property, located in central Nicaragua, is a low sulphidation system discovered by Radius in 2003. Seventy one (71) historical diamond drill holes totalling approximately 10,700 metres tested several veins occurring over a strike length of 6 kilometres, with results that include 10.3 g/t gold over 16.8 metres in hole PADH-005B in the north zone and up to 6.7 g/t gold over 11 metres in hole PADH-01 in the south zone. During 2009 and 2010, the Company further explored the Pavon north and south zones with 56 trenches totalling 1,608 metres. No work was conducted on the property in 2011.

The 2012 exploration budget of US$4.0 million is to fund 5,000 metres of drilling on the Trebol, San Jose and Pavon targets.

Bellavista Property

The Bellavista property is located within the Costa Rican “Gold Belt”, approximately 70 kilometres northeast of San José. The Company holds one exploitation concession covering a 7 square kilometre area. The Bellavista mine was previously operated by Glencairn Gold Corporation (“Glencairn”) as an open pit mine and heap leach operation. Mining operations were suspended by Glencairn in July 2007 due to indications of a potential massive ground movement, which in part were caused by water saturation due to abnormally high rainfall during the preceding several years. Immediately following the suspension of mining operations, Glencairn undertook a program of rinsing the heap leach with fresh water to remove cyanide from the heap, and a monitoring program to evaluate ground movement concerns. In October 2007, a landslide at the Bellavista mine occurred resulting in damage to the East side of the heap leach pad and the recovery plant. The preventative measures taken by Glencairn averted a potential environmental disaster.

Since October 2007, Glencairn and the Company have conducted a number of mitigation measures, extensive monitoring programs and site reclamation. Tetra Tech Inc. (“Tetra Tech”), working directly for the Secretaria Tecnica National Ambiental (“SETENA”), which is the lead regulatory agency in Costa Rica, recently completed environmental and closure audits that show that the landslide area has remained stable since the initial movement in October 2007 and there has been no contamination of surface and groundwater as a result of this incident. The Company’s reclamation activities continue with the planting of over 1,000 trees on portions of the waste dump area and with work programs focused on controlling runoff from rain storms and keeping water levels from building up in the slide area. The Company is investigating various alternatives relating to the Bellavista property, including the potential for re-opening the mine on the Bellavista property using different technologies, including a milling and carbon-in-leach process.

A conceptual study describing the potential new process, the preferred location of new facilities and a number of alternatives for using waste material to reinforce the landslide was submitted to SETENA in December 2009. Further development plans and the collection of baseline data were initiated. The Company has been actively working with the local municipality of Miramar and seven local communities in the area on a number of social programs, including potable water improvements for Miramar, improvements to local meeting halls and improvements and additions to local schools.

Although Costa Rica recently passed a new law prohibiting open pit mining, the new law states that the rights of existing operations will be protected and “grandfathered”. The Company has filed an application with SETENA that would establish the terms of reference for constructing a new beneficiation plant approximately seven kilometres from the existing plant site. This application has been rejected by SETENA and the Company is in the administrative appeal process.

Quebradona Property

The Quebradona property is located approximately 220 kilometres northwest of Bogota and approximately 60 kilometres south-southwest of Medellin. The Quebradona property contains at least five gold bearing porphyry systems comprising the La Aurora, La Isabela, La Sola, El Chaquiro and El Tenedor zones. Surface exploration at the Quebradona property completed by AngloGold Colombia and the Company has returned anomalous gold values indicative of the presence of potentially economic porphyry-style gold mineralization in each of the target areas. The Quebradona property is a joint venture between the Company and AngloGold pursuant to the terms of the Relationship, Farm-Out and Joint Venture Agreement dated November 8, 2006, as amended (the “Colombia JV Agreement”), between, among others, AngloGold and the Company.

AngloGold conducted a US$772,000 soil geochemistry program in 2011 followed by a US$4.8 million 11,000 metre diamond drill program on the Quebradona property. The Company funded its pro rata share of the initial soil geochemistry program but elected not to participate in the drill program. Accordingly, the Company’s interest in the Quebradona property was diluted in accordance with the terms of the Colombia JV Agreement. The Company expects that following completion of the 2011 drill program, its interest in the Quebradona property is approximately 35%, but will be subject to further dilution in event that the Company elects not to participate in future exploration programs. Pursuant to the terms of the Colombia JV Agreement, the Company will be entitled to participate when future budgets are presented.

Principal Product

The Company’s principal product is gold, with gold production forming a significant part of revenues. There is a global market into which the Company can sell its gold and, as a result, the Company is not dependent on a particular purchaser with respect to the sale of the gold that the Company produces.

The Company began producing gold in 2009 at its Limon Mine following the acquisition of Central Sun. In January 2010, the Company also began producing gold at its La Libertad Mine following the completion of the conversion of the mine from a heap leach mine to a conventional milling operation.

Special Skills and Knowledge

Various aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of permitting, engineering, geology, drilling, metallurgy, logistical planning and implementation of exploration programs as well as legal compliance, finance and accounting.

Competitive Conditions

The precious metal mineral exploration and mining business is a competitive business. The Company competes with numerous other companies and individuals in the search for and the acquisition of quality precious metal mineral properties. The ability of the Company to acquire precious mineral properties in the future will depend not only on its ability to develop it present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

Employees

The Company’s business is administered principally from its head office in Vancouver, British Columbia, Canada. The Company also has offices in Managua, Nicaragua; Windhoek, Namibia; Bogota, Colombia; and San Jose, Costa Rica. As at December 31, 2011, the Company, including its subsidiaries, employed a total of 1,014 full-time employees and 1,247 contract employees. The table below sets out the employees of the Company at each of the following locations:

Location	Number of Employees
	Full-time	Contract

Nicaragua	881	1,224

Namibia	31	7

Colombia	23	0

Uruguay	13	4

Costa Rica	16	10

Russia	2	0

Toronto, ON	1	1

Vancouver, B.C. Corporate Office	47	1

Environmental and Regulatory

The Company has adopted an environmental policy designed to ensure all environmental risks are adequately addressed while committing to environmental protection and public welfare for all the Company’s activities. The Company is also implementing procedures designed to measure compliance with the environmental policy and applicable regulatory guidelines and monitor the environmental compliance of all operations and reports as part of the corporate annual monitoring requirements. In addition, the Company will work with environmental regulatory agencies to ensure that the performance of the operations of the Company is at a level that is acceptable to the regulatory authorities. The Company will encourage open dialogue and has prepared a procedure for responding to concerns of all entities with respect to environmental issues.

Nicaragua

Regulatory

In Nicaragua, surface and underground mineral resources are the property of the Nicaraguan State (the “State”). The State has an inalienable and indefeasible absolute domain over such mineral resources. As a consequence, the State has the right to authorize any third party to carry out activities related to exploration and exploitation of mineral resources in the country. The State grants authorization for mineral exploitation through mining concessions, permits for craft mining and special licenses for small mining projects. Under Nicaraguan mining legislation, the State is required to ensure the equality of rights and obligations of both national and foreign investors.

The mining regulatory framework is generally established on Law No. 387 “Special Law for Exploration and Exploitation of Mines”, published on the Gazette, Official Diary No. 151, of August 13, 2001, and its regulation, Decree No. 119-2001, published on the Gazette No. 4, of January 7, 2002 (the “Mining Law”).

The Ministry of Energy and Mines (“MEM”) is the national entity in charge of regulating mining activities. MEM is also in charge of granting all authorizations required to participate in the mining industry in Nicaragua and is entitled to monitor and penalize infractions to the Mining Law.

a) Mining Concessions

Authorization for a natural person or legal entity to perform mining activities in Nicaragua is provided under a mining concession. The mining concession entitles its holder to the exclusive rights to explore, develop, mine, extract, export and sell the mineral commodities found and produced from the concession.

Under Nicaraguan mining legislation, mining concessions constitute rights in rem to the holder, and are different from the rights provided by the ownership of the land or surface area in which the mining concession is located, even though both may be held by the same person or entity. The rights in rem that originate from mining concessions are capable of being opposed by a third party, transferable and transmissible, susceptible to mortgages and generally can be used in most contracts or acts. However, a mining concession cannot be considered property or legal entitlement that can be transferred by way of inheritance.

The mining concession is considered immovable property and includes “integral” and “accessory” parts, even if certain parts are located outside the mining concession perimeter. The mineral deposits located in the perimeter area of the mining concession are considered an integral part of the mining concession, and include any work performed in order to make use of it. The construction and installation of permanent objects related to the mineral concession and used in its operation are considered as accessory parts of the mining concession. Mining concessions can only be divided, transferred or transmitted and leased totally or partially or merged with other concessions, with the previous consent of MEM and in compliance with the requirements and regulations established by MEM.

Under Nicaraguan mining legislation, the boundaries of an area to be provided for the mining concession are set using north, south, east and west boundary of borders, in accordance with the Universal Transverse Mercator (“UTM”) coordinate system, used in topographic maps, coinciding with the grids of the UTM coordinate system. A mining concession has a maximum area of 50,000 hectares and is granted for a period of 25 years, which may be extended for another equal period.

(i) Payment of Rights and Fees

The holder of a mining concession is bonded to pay for the validation or surface right. As well, the holder is bonded to pay a fee for extracting rights and royalties.

Validation or Surface Rights: This payment is required to be paid in two advanced instalments. The holder of a mining concession is required to pay the equivalent in the national currency of Nicaragua of the following amounts expressed in US$:

-	US$0.25 per hectare in the first year.
-	US$0.75 per hectare in the second year.
-	US$1.50 per hectare in the third and fourth year.
-	US$3.00 per hectare in the fifth and sixth year.
-	US$4.00 per hectare in the seventh and eighth year.
-	US$8.00 per hectare in the ninth and tenth year.
-	US$12.00 per hectare after the tenth year.

Extraction Rights and Royalties: The State is entitled to a proportional extraction royalty over the substances extracted from a mineral concession. The amount of the royalty is determined by the place of production in the country (extraction or benefit, in accordance to each situation) and is calculated on an amount after deducting the transportation costs from the mine to the final destination from the selling price. The amount of the extraction right and royalty is 3% for minerals.

Persons or entities involved in the mining industry are also subject to the payment of income tax. Under Nicaraguan law, the extraction rights and royalty payment will be considered as an expense for the calculation of income tax.

Exemptions and suspensions of customs tax for the importation of materials, machinery, instruments and utensils are available to the holder of the mining concessions through the temporary admission regime and other regimes designed for the promotion of exportations. Mining concession holders are entitled to an exemption from paying taxes on immovable goods that are property of the concessionaire included inside the perimeter of the concession. In addition, mining concession holders are entitled to an exemption from paying value added tax as per excise taxes.

(ii) Rights of Occupation of Land of the State and Private Persons

The holder of a mining concession located on State land can perform the following activities:

-	Use the necessary land to carry out exploration and exploitation activities and activities related to exploration and exploitation, including constructing accommodations for employees.
-

Carry out basic activities that are necessary in normal economic conditions to perform operations required for the exploration and exploitation, including the transport of materials, equipment and extracted substances.

-	Carry out inspections and activities necessary in order to obtain water supply for the personnel and facilities.
-	Clear the land necessary to perform the above-noted activities and obtain a water supply, subject to certain prior authorization.

As to the occupancy of privately owned properties, the holder of a mining concession is first required to negotiate the conditions, terms and payment method with the owner of the property. In a case where no agreement can be reached, the concessionaire is entitled to make a request to the Energy Ministry for the expropriation of such land.

In all the situations mentioned above, the holder of a mining concession has the obligation to:

-	Honor the rights of the private landowner and not cause any prejudice to them.
-	Respect the existing infrastructure.
-	Abide by the technical regulations for the environment issued by the Ministry of Environment and Natural Resources.
-	Request required authorizations for exploitation of other natural resources (forests, etc.).
-	Repair all damage to the soil/property caused by the concessionaire’s operations and pay the owner compensation for the amount of any damage.

b) Small Mining and Craft Mining

Nicaraguan mining legislation provides for the granting of permits and licenses to small miners and craft miners. If there were craft miners performing their activities inside the area of a mining concession at the time the concession was granted to the concessionaire, the concessionaire must allow the craft miners access to the area and allow them to perform their craft mining activities. The authorization for craft mining does not create preferential rights in favor of the craft miners as the total surface allowed for craft mining activities may not exceed 1% of the total area granted to the new concessionaire. Nicaraguan mining forbids the conducting of small and craft mining activities inside the perimeter of a mine concession for exploitation, except when the holder of the same expressly agrees with the execution of these activities.

Environmental

In accordance with the Mining Law and the general environmental framework, which is composed mainly of the Law No. 217 “General Law for the Environment and Natural Resources”, its amendments, regulation, and Decree No. 76-2006 (Environmental Evaluation System), in order for a concessionaire to start its exploration and exploitation activities, an environmental permit or authorization is required. Under Nicaraguan mining legislation, the competent authority for granting the environmental authorization, monitoring or penalizing environment matters is Ministry of Environment and Natural Resources (“MARENA”), which acts jointly with MEM for monitoring matters.

Depending on the activities to be performed, the preparation and submission of an Environmental Impact Study (“EIS”) or an Environmental Evaluation (“EE”) may be required. The EIS or the EE, as applicable, must be completed by the concessionaire according to the terms of reference or guides indicated by the competent authority.

Under Nicaragua’s national environmental legislation, certain projects undertaken in connection with the exploitation of metallic minerals, including construction of facilities used for mining, wastes dams, and the rewash of minerals are considered as Category II Projects, which means they are projects that could produce high environmental impact. Before starting activities, these kinds of projects require an environmental permit, which requires an EIS.

Projects involving exploration and exploitation of non-metallic minerals with volumes of extraction less than 40,000 kilograms are considered by the Nicaraguan environmental legislation as Category III Projects, which means they are projects with moderate environmental impacts. Category III Projects require the holder of the mining concession to obtain an environmental authorization, which leads to the preparation and submission of an EE.

In general terms, exploration and exploitation activities must be performed in compliance with the environmental technical regulations dictated by MARENA. The dumping of liquid or solid waste which results from mining activities into water bodies is forbidden. The concessionaire has the obligation to properly treat and dispose of such waste in accordance with MARENA regulations.

Namibia

Regulatory

In Namibia, all mineral rights are vested in the state. The Minerals (Prospecting and Mining) Act of 1992 (the “Minerals Act”) regulates the mining industry in the country. Policy has been designed to facilitate and encourage the private sector to evaluate and develop mineral resources. The Mining Rights and Mineral Resources division in the Directorate of Mining is usually the first contact for investors, as it handles all applications for and allocation of mineral rights in Namibia. Under this legislation, several types of mining and prospecting licences exist, including those outlined below:

Mining Claims

Mining claims, which are reserved for Namibian citizens or entities wholly-owned by Namibian citizens, may be pegged and registered for areas of 300 by 600 metres. Mining claims are granted for a maximum period of three years, but may be renewed. They entitle the holder to conduct mining activities and to sell the minerals won. Mining claims primarily serve the needs of small miners who are Namibian citizens.

Exclusive Reconnaissance Licences

These licences allow the holder an exclusive and preferential right over an area, to a maximum size of two one-by-one degree squares, for six months. Exclusive reconnaissance licences are generally non-renewable and non-transferable, though they may be renewable under special circumstances. Fees are N$500 per quarter degree square or part thereof. The holder is obliged to keep all relevant prescribed records and submit at the end of the term a report setting out an evaluation of the prospects in the area, and other geological data and information, along with expenditures and other financial declarations.

Exclusive Prospecting Licence

Individual Exclusive Prospecting Licences can cover areas not exceeding 1,000 square kilometres (100,000 hectares) and are valid for three years, with two renewals of two years each. No further renewals are possible unless the Namibian Ministry of Mines and Energy (the “MME”) deems this desirable in the interests of the development of the mineral resources of Namibia. Two or more Exclusive Prospecting Licences can be issued for more than one mineral in the same area, provided they are different minerals or mineral groups. A geological evaluation and work plan (including estimated expenditure commitments) along with an environmental impact assessment report are a prerequisite prior to the issuance of the licences. The Exclusive Prospecting Licence holder must submit quarterly and annual reports. Fees are N$1,000 per 10,000 hectares or part thereof, subject to a minimum of N$2,000.

Mineral Deposit Retention Licences

These licences allow successful prospectors to retain rights to mineral deposits which are uneconomical to exploit immediately. Mineral deposit retention licences’ are valid up to five years and can be renewed for a period not exceeding two years, subject to limited work and expenditure obligations. Fees are N$5,000 per year.

Mining Licences

Mining Licences can be awarded to Namibian citizens and companies registered in Namibia. They are valid for the life of mine or an initial 25 years, renewable up to 15 years at a time. Applicants must have the financial and technical resources to mine effectively and safely.

Detailed quarterly and annual reports on all relevant aspects of operations must be submitted. Fees are N$1,000 in respect of a mine earning gross annual revenues of up to N$10 million, and N$5,000 for revenues in excess of N$10 million.

Taxable income derived from mining of a mineral or substance other than diamonds, or from services rendered in connection with such mining on behalf of any person licences to conduct such mining operations, is taxed at a flat rate of 37.5% . Corporate tax of 34% applies to taxable income from non-mining activities. Allowable tax deductions for mining companies are as follows:

  all pre-production exploration expenditures are fully deductible in the first year of production;

  subsequent exploration expenditures are not ring fenced and are fully deductible in the year they occur, so that profits from existing operations can be used to fund exploration in any part of the country; and

  initial and subsequent development costs (including start-up capital and loan finance) are fully deductible in equal installments over three years.

Royalties to the State Revenue Fund are payable on exports of certain rough or semi processed minerals:

  10% on rough and uncut precious stones;

  5% on rough or unprocessed dimension stone; and

  “flat rate” or “general” type royalties on other minerals ranging between 2% to 5%.

The Minerals Act also makes provision for a penalty royalty (for the failure of beneficiating minerals in Namibia, where such beneficiation is possible, transfer pricing arrangements and excessive brokerage fees), as well as for a windfall royalty.

As noted above, an Exclusive Prospecting Licence may be issued for an original period not exceeding three years, and may subsequently be renewed for not more than two periods of two years each. Further renewals are only possible if the MME deems this desirable in the interests of the development of the mineral resources of Namibia.

Although it is not known what criteria the MME applies to decide whether a third or further renewal of an Exclusive Prospecting Licence is in the interests of the development of the mineral resources of Namibia, it is not likely that the MME would refuse a third renewal of an exclusive prospecting licence if:

(a)	the Exclusive Prospecting Licence is in good standing with the MME, specifically in relation to all required filings and returns; and

(b)	the licence holder:

(i)

is not in breach of any of the licence conditions and, more specifically, has complied with its obligations under the work program and incurred all the agreed exploration expenditures on the basis of which the licence (or its respective renewal) was granted;

	(ii)	is able to provide reasons why further prospecting operations are necessary;

	(iii)	is able to show that it has the technical and financial capabilities and resources to continue the prospecting operations; and

	(iv)	the exploration results reported to the MME are not indicative of a property on which there is no substantial mineral resource that may economically be mined in the future.

Environmental

The Minerals Act imposes liability on the holder of mineral licences for the pollution of the environment or other damages or losses caused. Prior to the issuance of all licences, with the exception of non-exclusive prospecting and reconnaissance licences, applicants are customarily required to complete a standardized environmental contract with the Ministry of Environment and Tourism. Environmental impact assessments and environmental management plans must be prepared and be submitted (with respect to inter alia air pollution, dust generation, water supply, drainage/waste water disposal, land disturbance and protection of fauna and flora) in respect of the application for any mineral licences. The Minerals Act also requires, as a statutory condition of every mineral licence, a comprehensive environmental impact assessment and an environmental management plan to be prepared, indicating the extent of any damage to the environment, including pollution, as well as an estimate of any pollution likely to be caused by prospecting or mining operations before they may be carried out. If any pollution is likely to be caused, the environmental management plan must indicate the proposed steps to be taken in order to minimize or prevent such pollution.

On January 18, 2012, the Environmental Management Act, 2007 (the “Environmental Management Act”) came into operation. Although the Environmental Management Act has not repealed those provisions of the Minerals Act dealing with environmental matters, and must therefore be read in conjunction therewith, it is expected that the procedural and administrative provisions of the Environmental Management Act for the purposes of obtaining an environmental clearance will, in practice, replace the current combined practice between the MME and the Ministry of Environment and Tourism. The purpose of the Environmental Management Act is to promote the sustainable management of the environment and the use of natural resources by establishing principles for decision making on matters affecting the environment, and to provide for a process of assessment and control of so-called “listed activities”, which are defined as activities that may have significant effects on the environment. A person may not commence a listed activity unless the person is a holder of an environmental clearance certificate issued under the Environmental Management Act. Under Government Notice 29/2012, mining and quarrying activities are categorized as listed activities. Under Section 32 of the Environmental Management Act, a person who is required to hold an environmental clearance certificate is required to apply to the relevant competent authority required to issue such permit, which is, ordinarily, the Ministry of Environment and Tourism. The Environmental Management Act provides for a consultative process, and requires the decision maker to inter alia take into account any comment received in terms of the consultative process and the significant effect of the proposed activity on the environment. Under Section 57 of the Environmental Management Act, any person who at the commencement of that law is undertaking a listed activity under a previous legal authorization may continue to undertake such activity for a period not exceeding one year, or such longer period as the Minister of Environment and Tourism may allow. A person wishing to continue with such listed activity after that period will be required to apply for an environmental clearance under the Environmental Management Act.

Colombia

Regulatory

In Colombia, all mineral rights are the property of the government of Colombia. Obtaining a mining right does not transfer ownership of the mineral estate, but creates a temporary right to explore and benefit from minerals in exchange for royalty payments so long as the mining title remains in good standing.

Under Colombian mining law, foreign individuals and corporations have the same rights as Colombian individuals and corporations, and Colombian governmental regulatory bodies are specifically prohibited from requiring any additional or different requirements than would be required of a Colombian individual or corporation.

Mineral property rights are governed by the Colombian Mining Code, which has been subject to various changes and amendments. Under Colombian mining law, the holder of surface or subsurface minerals, whether operating on government or private property, is subject to the legal requirements established under the 1988 Mining Code and the Colombian Mining Law 685 of 2001 (the “2001 Mining Code”). The Law 1382 of 2010 was struck down by the Constitutional Court of Colombia on May 13, 2011 and the government has decided to draft a mining code that is expected to be effective May 13, 2013. The 1988 Mining Code is currently applied to those licences granted during the period it was in effect and prior to the effective date of the 2001 Mining Code. It is also applied to those applications made during its pendency but still under administrative proceeding when the 2001 Mining Code came into force, where the applicant did not request to be subject to the new regulation.

The 1988 Mining Code establishes four types of mining title: permits, exploration licenses, exploitation licenses and concession contracts. An exploration license grants the holder the exclusive right to perform, in a prescribed area, work directed to identifying commercially exploitable mineral deposits and reserves. There are three types of exploration licenses: small, medium, and large mining activity licenses. The type of exploration license is determined by the anticipated volume or tonnage of materials to be extracted from the mine to be developed on the property. During the term of the exploration license, reports on work performed on the property must be filed with the Ministry of Mines and Energy. The Ministry of Mines and Energy subsequently makes a definitive project classification based on the information filed. The Ministry of Mines and Energy has the right to reclassify the project every five years during the exploration phase. There is a maximum size area for each type of exploration license. The term of an exploration license is determined by the area covered as follows:

Original Area	Type	Term	Extension

Up to 100 hectares	Small	1 year	1 year

100 hectares up to 1,000 hectares	Medium	2 years	1 year

1,000 hectares or more	Large	5 years	N/A

On expiry of an exploration license for small mining activity and any extensions thereof, the license can be converted, on compliance with prescribed conditions, into an exploitation license. An exploitation license has a term of ten years. On its expiry, the holder can apply for a ten year extension or conversion of the license into a concession contract. On expiry of an exploration license for medium and large mining activities and any extensions thereof, the license is required to be converted to a mining concession on compliance with prescribed conditions. There are two types of mining contracts: concession contracts issued by the Ministry of Mines and Energy, and those contracts issued by entities to which the Ministry of Mines and Energy has assigned its rights. A concession contract gives the holder the exclusive right to extract certain minerals and conduct the activities necessary for exploitation, transport and shipment of the same. Concession contracts have a term of 30 years.

The 2001 Mining Code simplifies and streamlines procedures for concessions. The separation of concessions into three different levels for small, medium and large mining no longer exists. There is now only one title which, once issued, has a duration of 30 years and, under the 2001 Mining Code, could be extended for an additional 20 years. Within the first 30 year period, there is an exploration phase of three years, with further and successive two year extensions, for a maximum exploration phase period of eleven years. This is followed by a construction phase of three years with a further one year extension. Despite these time limits, mining can start any time within this phase. To obtain the requisite permits to explore and mine the necessary environmental plans and report studies need to be presented and approved. Companies were permitted to elect to maintain existing claims under the 1988 Mining Code or elect to comply with the 2001 Mining Code.

Environmental

Mining companies in Colombia are subject to the authority of the Ministry of the Environment, the Regional Development Corporations (Corporaciones Autónamas Regionales) and certain municipalities and metropolitan districts. However, the National Code of Renewable Natural Resources and Environmental Protection forms the basis of environmental policy in Colombia and there is an interest in preserving natural resources from development activities. The 2001 Mining Code requires an environmental mining insurance policy for each concession contract. In addition, this provision requires that an environmental impact study (an “EIA”) be presented to the Ministry of the Environment at the end of the exploration phase if the concession is to proceed to the construction phase, and this must be approved and an environmental license issued before the exploitation phase can begin.

Exploitation may require additional permits, if necessary, including an environmental license, a permit for springs, a forest use permit, a certificate of vehicular emissions, an emissions permit and a river course occupation permit, among others.

Under the concession contract, exploration on a mineral tenure which exceeds prospecting, mapping and sampling, requires the submittal and approval of an Environmental Management Plan (“PMA”) which must include:

(a)	the work to be done (i.e., the number of drill holes, location, direction, depth, etc);

(b)	the proposed measures to prevent negative environmental impact that could be caused to the environment or to the communities by the project;

(c)

the monitoring plan of the project, in order for the environmental authorities to verify the concessionaire’s compliance with environmental commitments and obligations during the implementation of the PMA;

(d)	the contingency plan, which must contain the measures to prevent and to deal with emergencies arising from the project;

(e)	the costs of the PMA and the costs of the project;

(f)	the schedule for the execution of the PMA;

(g)	the proposed points of diversion for water so appropriate water permits can be issued;

(h)	the location and number of settling ponds to prevent turbidity in the streams by drilling fluids; and

(i)	the location of fuel and oil storage areas, away from streams and creeks.

During the exploration phase, along with a PMA, a mining company may be required to request before the Regional Development Corporations a permit for springs, a forest use permit, an emission permit and/or a river course alteration permit.

The preparation and filing of the PMA is normally the responsibility of the drill contractor, and is typically approved in 15 to 30 days, up to a maximum of 90 days. There is no bond requirement for exploration PMA’s, and no site reclamation is required. While PMA’s do not require any authorization or environmental permits, any such work carried out in areas designated as natural reserves are to be governed by those rules and restrictions.

As discussed above, an EIA must be submitted before an environmental licence is issued. The EIA has to demonstrate the building and works plan’s environmental feasibility. Without approval of this study and the issuance of the corresponding Environmental Licence, mining and exploration cannot commence.

As noted above, Article 280 of the 2001 Mining Code also requires a concession contract holder to obtain an environmental mining insurance policy. During the exploration stage, the insured value under the policy must be 5% of the value of the planned annual exploration expenditures and during the construction phase the insured value under the policy must be 5% of the planned investment for assembly and construction under the building and works plan. During the exploitation phase, the insured value under the policy must be 10% of the product of the estimated annual production multiplied by the mine mouth price of the minerals being produced, as fixed annually by the Colombian government. Article 280 of the Mining Code provides for the possibility of requiring a guarantee of compliance with mining and environmental obligations under the concession contract with real security. For licences or agreements to be maintained under 1988 Mining Code, the holder has to obtain an insurance policy and the insured value must be 10% of the estimated production for the first two years as established by the building and works plan. Further, the policy must be maintained during the entire term of the licence or agreement.

Where there is a breach of environmental laws, an affected third party or the government may initiate judicial action against a polluting entity, including actions for protection of civil rights, civil liability lawsuits, class actions, group actions, executive or police measures and criminal filings. Environmental laws are a matter of public interest and are not subject to settlement. Historically, environmental authorities have taken a relaxed approach in the enforcement of environmental regulations. Recently, growing concern with respect to the environmental sustainability of projects, undertakings and industrial activities has resulted in increased enforcement and prosecution. Sanctions include daily penalties, suspension or revocation of the license, concession, permit, or authorization, temporary or final closure of the establishment, work demolition at the cost of the infringer, and confiscation of products or implements used to commit an infringement.

Taxes and Royalties

In Colombia, there are various government fees and royalties payable by mining titleholders. During the exploration and construction phases, the holder of a concession contract must pay a property fee equivalent to one Colombian minimum daily wage per hectare per year, from the first to the fifth year; afterwards, the property fee will be increased for every additional two year period, as follows: for years 6 and 7, the property fee will be equivalent to 1.25 times the minimum daily wage per hectare per year; for year 8, the property fee will be equivalent to 1.5 times the minimum daily wage per hectare per year The fee is payable in advance per year upon the contract’s execution. The fee is payable annually until the commencement of commercial production from the property, unless there is an area reserved for exploration purposes, in which case, the fee is payable over such area. A royalty is payable at an effective rate of 4% of the gross value of the minerals calculated at the mine mouth for gold, subject to certain deductions and gross adjustments. The value per gram of gold and silver at mine mouth for the estimation of royalties will be 80% of the average international price for the previous month, as published in the London Metal Exchange.

Under the 2001 Mining Code, Colombian staff of a mining company, as a whole, should receive not less than 70% of the total payroll of qualified or of skilled personnel in upper management or senior level staff, and no less than 80% of the value of total payroll of the subordinates. Upon prior authorization, relief may be granted by the Ministry of Labour for a specified time to allow specialized training for Colombian personnel.

Surface Rights and Surface Tenure

Colombian law specifically provides that the owner of a concession contract, exploration licence or exploitation licence is entitled to use so much of the surface as is necessary to carry out the activities under the given licence or contract. Under normal conditions, this requires little more than speaking with the surface owner, obtaining permission and paying a reasonable fair market price for the areas actually used. Colombian law grants exclusive temporary possession of mineral deposits and provides mandatory easements to ensure efficient exploration and exploitation of legal mining titles and further provides authority to impose appropriate easements as necessary both within and external to the limits of the mining title. The holder of a mining title must agree with the surface owner or other party against which such easement is enforceable, including other mining title holders, upon the time, and appropriate remuneration for the use and occupancy. Colombian law provides that the remuneration payable to the surface owner is to be based on the reasonable fair market value of the land and is not to include any value attributable to the development of the “mineral wealth”, and that it should only be for so much of the surface as is actually affected, consumed or occupied by the exploration or mining activity. Should the use of the surface adversely affect the value of areas, not subject to the easement, this loss of value will also be taken into account when fixing the remuneration payable to the land owners.

Furthermore, since the mining industry is an activity of public interest, it is also possible for the concessionaire to request the competent mining authority for the expropriation of the lands necessary for mining activities. The acquisition of land through expropriation is also subject to prior indemnification to the owners(s).

RISK FACTORS

The exploration, development and mining of natural resources are highly speculative in nature and are subject to significant risks. The risk factors noted below do not necessarily comprise all those faced by the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations and future prospects of the Company. If any of the following risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.

Exploration, Development and Operating Risks

Mining operations generally involve a high degree of risk. The Company’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, pit wall failure and other conditions involved in drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although steps to minimize risk are being taken, milling operations are subject to hazards such as fire, equipment failure or failure of retaining dams around tailings disposal areas that may result in environmental pollution and consequential liability.

The exploration for and development of mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines and no assurance can be given that minerals will be discovered in sufficient quantities or having sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will results in a profitable commercial mining program. The economics of developing gold and other mineral properties are affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.

Production and Cost Estimates

The Company has prepared estimates of future production, operating costs and capital costs for La Libertad Mine and the Limon Mine. The Company cannot give any assurance that such production or cost estimates will be achieved. Actual production and costs may vary from the estimates depending on a variety of factors, many of which are not within the Company’s control. These factors include, but are not limited to, actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; exchange rate and commodity price fluctuations; shortages of principal supplies needed for operations, including explosives, fuels, water and equipment parts; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments. Failure to achieve production or cost estimates or material increases in costs could have a material adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

The figures for mineral reserves and mineral resources contained in this Annual Information Form are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves can be mined or processed profitably. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in gold prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimates. The volume and grade of mineral reserves mined and processed and the recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company’s ability to extract these mineral reserves, could have a material adverse effect on the Company’s operations, financial condition and results of operations.

Inferred mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to uncertainty that may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to measure and indicated resources or proven and probable reserves as a result of continued exploration.

Commodity Prices

The profitability of the Company’s operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, the rate of inflation, world supply of mineral commodities, consumption patterns, sales of gold by central banks, forward sales by producers, production, industrial and jewellery demand, speculative activities and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable.

The Company’s future revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of gold. The prices of these commodities are affected by numerous factors beyond the Company’s control.

Foreign Countries and Mining Risks

The Company’s exploration, development and production activities are currently conducted in Nicaragua, Namibia, Colombia and Uruguay and, as such, the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism, hostage taking, military repression, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, uncertainty as to the outcome of any litigation in foreign jurisdictions, uncertainty as to enforcement of local laws, renegotiation or nullification of existing concessions, licences, permits and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction or require equity participation by local citizens.

The Company has interests in exploration and development properties that are located in developing countries, including Nicaragua, Namibia, Colombia and Uruguay, and the mineral exploration and mining activities of the Company may be affected in varying degrees by political instability and governmental legislation and regulations relating to foreign investment and the mining industry. Changes, if any, in mining or investment policies or shifts in political attitude in Nicaragua, Namibia, Colombia or Uruguay may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income or other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s business, financial condition and results of operations.

Environmental Compliance

The Company’s operations are subject to local laws and regulations regarding environmental matters, the use or abstraction of water, and the discharge of mining wastes and materials. Any changes in these laws could affect the Company’s operations and economics. Environmental laws and regulations change frequently, and the implementation of new, or the modification of existing, laws or regulations could harm the Company. The Company cannot predict how agencies or courts in foreign countries will interpret existing laws and regulations or the effect that these adoptions and interpretations may have on the Company’s business or financial condition.

The Company may be required to make significant expenditures to comply with governmental laws and regulations. Any significant mining operations will have some environmental impact, including land and habitat impact, arising from the use of land for mining and related activities, and certain impact on water resources near the project sites, resulting from water use, rock disposal and drainage run-off. No assurances can be given that such environmental issues will not have a material adverse effect on the Company’s operations in the future. While the Company believes it does not currently have any material unsatisfied environmental obligations, exploration activities may give rise in the future to significant liabilities on the Company’s part to the government and third parties and may require the Company to incur substantial costs of remediation. Additionally, the Company does not maintain insurance against environmental risks. As a result, any claims against the Company may result in liabilities the Company will not be able to afford, resulting in the failure of the Company’s business. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there-under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

Institution of Restrictions on Repatriation of Earnings

There are currently no restrictions on the repatriation from the countries in which the Company operates of earnings to foreign entities. However, there can be no assurance that restrictions on repatriations of earnings from these countries will not be imposed in the future. Exchange control regulations require that any proceeds in foreign currency originated on exports of goods from Colombia (including minerals) be repatriated to Colombia. However, purchase of foreign currency is allowed through any Colombian authorized financial entities for purposes of payments to foreign suppliers, repayment of foreign debt, payment of dividends to foreign stockholders and other foreign expenses.

Currency Risks

The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company reports its financial results in U.S. dollars and incurs expenses in U.S. dollars, Canadian dollars, Nicaraguan córdobas, Namibian dollars and Colombian pesos. As the exchange rates between the Nicaraguan córdoba, Namibian dollar, Colombian peso and Canadian dollar fluctuate against the U.S. dollar, the Company will experience foreign exchange gains and losses.

Colombian Economic Environment

The status of Colombia as a developing country may make it difficult for the Company to obtain any required financing for the Company’s projects. Notwithstanding the progress achieved in restructuring Colombian political institutions and revitalizing its economy, the present administration, or any successor government, may not be able to sustain the progress achieved. While the Colombian economy has experienced growth in recent years, such growth may not continue in the future at similar rates or at all. If the economy of Colombia fails to continue its growth or suffers a recession, the Company’s exploration efforts may be affected.

Further, Colombia has in the past experienced a difficult security environment as well as political instability. In particular, various illegal groups that may be active in and around regions in which the Company is present may pose a credible threat of terrorism, extortion and kidnapping, which could have an adverse effect on the Company’s operations in such regions. In the event that continued operations in these regions compromise the Company’s security or business principles, the Company may withdraw from these regions on a temporary or permanent basis, which in turn, could have an adverse impact on the Company’s results of operations and financial condition. No assurances can be given that the Company’s plans and operations will not be adversely affected by future developments in Colombia. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect the Company’s business.

Namibian Economic Environment

The Namibian economy is highly dependent on the mining sector, which, in 2010, was estimated at about 11% of gross domestic product (“GDP”). This makes the Namibian economy vulnerable to adverse commodity price fluctuations. Namibia is also highly dependent on foreign imports, particularly in relation to food and fuel. In addition, Namibia is a member of the Southern African Customs Union (“SACU”), which provides for a common external tariff and guarantees free movement of goods between its member states. A high proportion of Namibia’s trade is conducted with SACU members, and, in 2011, SACU revenue accounted for approximately 25% of Namibia’s total Government revenue. Accordingly, the Namibian Government his highly dependent on SACU revenue, but Namibia’s share of the SACU revenue is expected to gradually decline in the foreseeable future, as a result of which the Namibian government may be compelled to introduce additional taxes or increase current tax rates.

Labour and Employment Matters

Production at the Company’s mining operations is dependent upon the efforts of the Company’s employees and the Company’s relations with its unionized and non-unionized employees. In addition, relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in those jurisdictions in which the Company carries on business. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, financial condition and results of operations.

The Limon Mine has experienced labour issues in the past, including work stoppages or suspension of operations due to legal or illegal strikes or illegal road blockades. Although there were no work stoppages in 2011, they remain a potential issue for the Company and time may be lost to strikes (legal and illegal). The Company is continuing to seek a permanent solution to these disruptions; however, there can be no assurance that a permanent solution will be found and the Company will not have to suspend operations again.

In Namibia, due to high levels of unemployment, and restrictive immigration policies applied by the Namibian Ministry of Home Affairs, it may be difficult for the Company to obtain employment permits for skilled personnel that may be required in exploration or mining operations. In addition, Namibia suffers from high levels of poverty and unemployment. Although Namibia spends a significant proportion (the highest single budget amount) on education, education initiatives and programmes may take time to take effect. Currently, a significant proportion of the Namibian work-force can be classified as unskilled or semi-skilled labourers, as a result of which it may be difficult for investors may find it difficult to find skilled personnel for specialised tasks.

Environmental and other Regulatory Requirements

The activities of the Company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving towards stricter standards, and enforcement, fines and penalties for non-compliance are becoming more stringent. An environmental assessment of a proposed project carries a heightened degree of responsibility for companies and their directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

The current mining and exploration activities of the Company require permits from various governmental authorities and such operations are, and will be, governed by laws and regulations governing exploration, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, safety, mine permitting and other matters. Companies engaged in mining and exploration activities generally experience increased costs and delays as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits that the Company may require for mining and exploration will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project that the Company may undertake. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. However, there may be unforeseen environmental liabilities of the Company resulting from exploration and/or mining activities and these may be costly to remedy.

Joint Ventures

A number of the properties in which the Company has an interest are the subject of joint venture arrangements with other mining companies and will be subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the viability of the Company’s interests held through joint ventures, which could have a material adverse impact on the Company’s results of operations and financial conditions:

  inability to exert influence over certain strategic decisions made in respect of joint venture properties;
  disagreement with joint venture participants on how to develop and operate mines efficiently;
  inability of participants to meet their obligations to the joint venture or third parties; and
  litigation between participants regarding joint venture matters.

Additional Funds

Future exploration, development, mining, and processing of minerals from the Company’s properties could require substantial additional financing. No assurances can be given that the Company will be able to raise the additional funding that may be required for such activities, should such funding not be fully generated from operations. To meet such funding requirements, the Company may be required to undertake additional equity financing, which would be dilutive to shareholders. Debt financing, if available, may involve certain restrictions on operating activities or other financings. There is no assurance that such equity or debt financing will be available to the Company or that they would be obtained on terms favourable to the Company, if at all, which may adversely affect the Company’s business and financial position. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development, or production on any or all of the Company’s properties, or even a loss of property interests.

Principal Properties Located in Adverse Climates

Certain of the Company’s operations are located in remote areas and are affected by adverse climate issues, resulting in technical challenges for conducting both geological exploration and mining operations. Although the Company benefits from modern mining technology for operating in such areas with adverse climate, the Company may sometimes be unable to overcome problems related to weather and climate either expeditiously or at a commercially reasonable cost, which could have a material adverse effect of the Company’s business and results of operations.

Infrastructure

Mining, development and exploration activities depend on adequate infrastructure, including reliable roads, power sources and water supply. The Company’s inability to secure adequate water and power resources, as well as other events outside of its control, such as unusual weather, sabotage, government or other interference in the maintenance or provision of such infrastructure, could adversely affect the Company’s operations and financial condition.

In Namibia, although there has not yet been any electric power blackouts, Namibia may, in the short term, experience electricity shortages, inter alia on account of the (i) demand for electricity is increasing, both on account of growth in GDP as well as on account of increased mining operations; (ii) the contracts for the supply of electricity with neighbouring countries (particularly South Africa) may expire between 2012 and 2015, and may not be renewed due to electricity shortages in these neighbouring countries; and (iii) projects for addressing electricity demand are in the preliminary stages, may take several years to complete, may not be financed easily or at all, and may experience delays or cancellations. In addition, Namibia is an arid country, and water resources are scarce. Although the Government of Namibia currently pursues a seawater desalination project, Namibia may in the short term experience water shortages, inter alia on account of the following (i) demand for water is increasing, both on account of growth in GDP as well as on account of increased mining operations ; and (ii) the seawater desalination project pursued by the Government may take several years to complete, may not be financed easily or at all, and may experience delays or cancellations.

Property Interests

The ability of the Company to carry out successful mineral exploration and development activities and mining operations will depend on a number of factors. The section of this Annual Information Form entitled “Description of the Business” identifies the Company’s obligations with respect to acquiring and maintaining title to the Company’s interest in certain of its current properties. No guarantee can be given that the Company will be in a position to comply with all such conditions and obligations, or to require third parties to comply with their obligations with respect to such properties. Furthermore, while it is common practice that permits and licenses may be renewed, extended or transferred into other forms of licenses appropriate for ongoing operations, no guarantee can be given that a renewal, extension or a transfer will be granted to the Company or, if they are granted, that the Company will be in a position to comply with all conditions that are imposed. A number of the Company’s interests are the subject of pending applications to register assignments, extend the term, and increase the area or to convert licenses to concession contracts and there is no assurance that such applications will be approved as submitted.

The Company is satisfied based on due diligence conducted by the Company that its interests in the properties are valid and exist as set out in this Annual Information Form. There can be no assurances, however, that the interests in the Company’s properties are free from defects or that the material contracts between the Company and the entities owned or controlled by foreign government will not be unilaterally altered or revoked. There is no assurance that the Company’s rights and title interests will not be revoked or significantly altered to the detriment of the Company. There can be no assurances that the Company's rights and title interests will not be challenged or impugned by third parties. The Company’s interests in properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects or governmental actions.

Certain of the Company’s property interests are also the subject of joint ventures that give the Company the right to earn an interest in the properties. To maintain a right to earn an interest in the properties, the Company may be required to make certain expenditures in respect of the property maintenance by paying government claim and other fees. If the Company fails to make the expenditures or fails to maintain the properties in good standing, the Company may lose its right to such properties and forfeit any funds expended to such time.

Loss of or Inability to Acquire Mineral Properties

If the Company loses or abandons its interest in one or more of its properties, there is no assurance that it will be able to acquire other mineral properties of merit, whether by way of option or otherwise, should the Company wish to acquire any additional properties.

Dependence on Key Personnel

The success of the Company will be largely dependent upon the performance of its key officers, employees and consultants. Locating and developing mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration, development and production personnel involved. The success of the Company is largely dependent on the performance of its key personnel. Failure to retain key personnel or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success. The Company has not purchased any “key-man” insurance with respect to any of its directors, officers or key employees and has no current plans to do so.

Conflicts of Interest

Certain directors and officers of the Company are or may become associated with other mining and mineral exploration industry companies which may give rise to conflicts of interest. In accordance with the BCBCA, directors who have a material interest in any person who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors and the officers are required to act honestly and in good faith with a view to the best interests of the Company. However, circumstances (including with respect to future corporate opportunities) may arise which are resolved in a manner that is unfavourable to the Company.

Insurance and Uninsured Risks

The business of the Company is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to properties of the Company or others, delays in mining, monetary losses and possible legal liability.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations and insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. It is not always possible to obtain insurance against all risks and the Company may decide not to insure against certain risks because of high premiums or other reasons. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Unknown Liabilities in Connection with Acquisitions

As part of the Company’s acquisitions, the Company has assumed liabilities and risks. While the Company conducted due diligence, there may be liabilities or risks that the Company failed, or was unable, to discover in the course of performing the due diligence investigations or for which the Company was not indemnified. Any such liabilities, individually or in the aggregate, could have a material adverse effect on the Company’s financial position and results of operations.

Competition

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself with respect to the discovery and acquisition of interests in mineral properties, and the recruitment and retention of qualified employees and other persons to carry out its mineral production and exploration activities. Competition in the mining industry could adversely affect the Company’s prospects for mineral exploration in the future.

No History of Dividends

The Company has not paid a dividend on its Common Shares since incorporation. The Company intends to continue to retain earnings and other cash resources for its business. Any future determination to pay dividends will be at the discretion of the board of directors and will depend upon the capital requirements of the Company, results of operations and such other factors as the board of directors considers relevant.

Price Volatility in Publicly Traded Securities

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. The price of the Common Shares is subject to market trends and conditions generally, notwithstanding any potential success of the Company in creating revenues, cash flows or earnings.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could materially and adversely harm the Company and its financial position.

Litigation Risk

All industries, including the mining industry, are subject to legal claims, with and without merit. Defence and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the litigation process could take away from management time and effort and the resolution of any particular legal proceeding to which the Company may become subject could have a material effect on the Company’s financial position, results of operations or the Company’s property development.

Enforcement of Civil Liabilities

A substantial part of the assets of the Company are located outside of Canada and certain of the directors and officers of the Company are resident outside of Canada. As a result, it may be difficult or impossible to enforce judgments granted by a court in Canada against the assets of the Company or the directors and officers of the Company residing outside of Canada.

MINERAL PROPERTIES

The Company’s material property interests are grouped geographically as follows:

(a)	La Libertad Mine and the Limon Mine, located in Nicaragua;

(b)	the Otjikoto Project, located in Namibia; and

(c)	the Gramalote property, located in Colombia.

The Company also owns or has an interest in the Cebollati Property in Uruguay, the Bellavista property in Costa Rica and the Quebradona property in Colombia. The Company has options to earn an interest in two joint ventures in Nicaragua with Calibre and Radius, respectively.

More detailed information on the Company’s material properties, including project description and location, climate, local resources, infrastructure, physiography, history, geological setting, exploration, mineralization, drilling sampling, and mineral resource and mineral reserve estimates, can be found in the following technical reports:

1.

Technical Report on the Orosi Mine, Nicaragua: 2008 Exploration Program and Mineral Resource Estimate, San Juan Zone dated March 14, 2009, as amended July 14, 2009 (the “La Libertad Technical Report”);

2.	NI 43-101 Technical Report, Jabali Project, La Libertad Region, Nicaragua dated May 12, 2011 (the “Jabali Technical Report”)

3.	Technical Report of Mineral Resources and Mineral Reserves, Limon Mine and Mestiza-La India Areas, Nicaragua dated March 14, 2009 (the “2009 Limon Technical Report”);

4.	Technical Report of Mineral Resources and Mineral Reserves, Limon Mine and Mestiza Areas, Nicaragua dated March 31, 2008 (the “2008 Limon Technical Report”);

5.	Independent Technical Report on the Otjikoto Gold Project dated March 31, 2010 (the “Otjikoto Technical Report”);

6.	Otjikoto Gold Project, North-Central Namibia, NI 43-101 Technical Report Preliminary Economic Assessment dated October 25, 2011 (the “Otjikoto PEA”);

7.	Technical Report Gramalote Property, Antioquia Department, Colombia dated February 27, 2009 (the “Gramalote Ridge Technical Report”); and

8.	Updated Report on the Gramalote Property dated June 12, 2008 (the “Gramalote Technical Report”).

Summary of Mineral Reserves and Mineral Resources Estimates for Material Projects

The following table sets forth the estimated mineral reserves and mineral resources as at December 31, 2011 of the Company’s material properties: La Libertad Mine, the Limon Mine, the Otjikoto Project and the Gramalote property:

Mineral Reserves - Proven and Probable
Mine	Tonnes	Grade (g/t)	Gold (Ounces)
La Libertad (2) …………………………………………	11,265,092	1.62	588,158
Limon (2) ………………………………………………	1,560,857	4.72	237,005
Total Proven and Probable Mineral Reserves ……	12,825,949	2.00	825,163
Mineral Resources - Measured and Indicated (1)
Property	Tonnes	Grade (g/t)	Gold (Ounces)
La Libertad (2).…………………………………………	6,890,126	2.79	619,119
Limon (2)…………………………………………………	1,057,372	4.38	148,754
Otjikoto (3)……………………………………………….	19,658,739	1.95	1,233,154
Total Measured and Indicated Mineral Resources….	27,606,237	2.25	2,001,027
Mineral Resources - Inferred (1)
Property	Tonnes	Grade (g/t)	Gold (Ounces)
La Libertad (2) …………………………………………	5,258,582	1.90	320,600
Limon (2) ………………………………………………	1,088,484	5.21	182,373
Otjikoto (3) ………………………………………………	872,031	1.57	44,015
Gramalote (4) ……………………………………………	36,443,750	1.00	1,169,630
Total Inferred Mineral Resources (5)…………………	43,662,847	1.22	1,716,618

______________________________________________
Notes:

(1)

The mineral reserves and resources reported herein are based on the CIM Standards. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resources are in addition to mineral reserves.

(2)

The mineral reserve and mineral resource estimates for La Libertad and Limon projects were compiled and verified as of December 31, 2011 under the supervision of Brian Scott, P. Geo., the Company’s Chief Geologist, and Peter Montano, P.E. (Colorado, USA), Senior Mine Engineer, both Qualified Persons as defined under NI 43 -101. The estimates reflect the attributable mineral reserves and mineral resources based on the Company’s 100% interest in La Libertad Mine and its 95% interest in the Limon Mine.

(3)

The mineral resource estimates for the Otjikoto Project were compiled and verified as of December 31, 2011 under the supervision of Brian Scott, P. Geo., the Company’s Chief Geologist, a Qualified Person as defined under NI 43-101. The estimates reflect the attributable mineral resources based on the Company’s 92% interest in the Otjikoto Project.

(4)

The inferred resource estimate for the Gramalote property, which reflects the attributable resources to the Company based on its 49% interest in the Gramalote property, was prepared as of January 26, 2009 under the supervision of Susan N. Meister, MAusIMM, a Qualified Person as defined under NI 43-101.

(5)

The aggregate attributable inferred resource reflects the Company’s 100% interest in La Libertad Mine, its 95% interest in the Limon Mine, its 92% interest in the Otjikoto Project and its 49% interest in the Gramalote property.

La Libertad Mine

Certain portions of the following information have been derived from and are based on the assumptions, qualifications and procedures set out in the La Libertad Technical Report prepared by William Pearson, Ph.D., P.Geo and Graham Speirs, P.Eng., and the Jabali Technical Report prepared by Brian Scott, P. Geo. For a more detailed overview of La Libertad Mine, please refer to the La Libertad Technical Report and the Jabali Technical Report, which are available on SEDAR at www.sedar.com.

Property Description and Location

La Libertad Mine is located approximately 110 kilometres due east of Managua, the capital city of Nicaragua and 32 kilometres northeast of Juigalpa. The property is situated near the town of La Libertad in the La Libertad-Santo Domingo Region of the Department of Chontales in Central Nicaragua. The Company, indirectly through its subsidiary, Desminic, holds one exploitation concession covering 10,950 hectares, granted in August 31, 1994 for the term of 40 years pursuant to Ministerial Decree No. 032-RN-MC/94. This concession was granted and is regulated under the pre-2001 mining law. The principal obligations under the Ministerial Accord include the payment annually of surface taxes, and a net 3.0% royalty on gross production revenues payable to the government of Nicargua. In 2007, Central Sun obtained an additional exploration concession, Extension WC de Oro, which covers 2,704 hectares of the potential extension of a mineralized structure northwest of the exploitation concession. The exploitation and exploration concessions form one contiguous block.

On March 28, 2008, the Nicaraguan Department of Environment issued Central Sun a full environmental permit for the construction, operation and maintenance of La Libertad Mine projects which includes process plant upgrade and tailing management facility.

La Libertad Mine is also subject to a royalty interest granted to IMISA, a Nicaraguan corporation formed to represent various groups of mine workers, equal to 2.0% of the value of total production of gold and silver from the La Libertad exploitation concession. The total royalty payable on La Libertad Mine production is 5.0% . In addition, under Nicaraguan law, small or artisanal miners have the right to exploit secondary veins up to a total surface area that may not exceed 1% of the total area granted under a concession. Artisanal mining activities continue on the concession.

Access, Climate, Local Resources, Infrastructure and Physiography

Access to the La Libertad property is 201 kilometres by paved road from Managua to Juigalpa, the capital city of the Department of Chontales. From Juigalpa, a newly paved road (paver stones) leads northeast for 30 kilometres to the town of La Libertad. Access to the mine site is along a five kilometre, secondary unsurfaced road that originates at the entrance to the town of La Libertad.

The most salient climatic characteristic of the region is pronounced wet and dry seasons. The wet season occurs in May through to November, with the highest precipitation occurring usually in June, July and August. Temperature variation in Nicaragua is mainly a function of altitude. Nationally, temperature varies between 21°C in the upper parts of the central mountain ranges to 29°C in the Pacific coastal regions. Statistical records indicate an annual average rate of evaporation of approximately 2,050 millimetres, higher than the average annual precipitation of approximately 1,876 millimetres. The highest monthly evaporation rates of approximately 235 millimetres coincide with the driest and hottest months (March and April).

The area is characterized by hilly terrain ranging in elevation from 400 metres to 835 metres above sea level. Cerro El Chamarro, located five kilometres northeast of the town of La Libertad, is the highest point on the concession at 835.2 metres above sea level. La Libertad Mine is situated in the western end of the exploitation concession, approximately four kilometres northwest of the town of La Libertad. The vein outcrops along the Cerro Mojón ridge. It is the highest point in the immediate area at approximately 630 metres above sea level. The surrounding topography is characterized by gently sloping terrain, reaching a low of approximately 500 metres above sea level. Vegetative cover is primarily second growth shrubs, small trees, and grasses.

Most of the non-professional staff at La Libertad Mine comes from the surrounding towns in the area. The town of La Libertad, some five kilometres by an unsurfaced secondary road, has a local population just over 2,000. Several other small towns are located within close proximity of La Libertad Mine. The area has a long history of mining and ranching, and a local labour force skilled in small-scale mining is available. Many of the higher-skilled jobs, such as supervisory and professional designations, are filled by people from Managua as well as elsewhere in Central and South America. Most machinery and equipment required at La Libertad Mine is imported. The transportation network is well established.

History

Operations from 2001 to 2007 were mostly continuous, with some temporary shutdowns reported as being for maintenance purposes. Mine production has been largely from a series of pits along the main Mojón-Crimea structure. Significant production was also achieved from the Esmeralda structure located parallel to and immediately south of the Mojón pits. Mine production for 2001 to March 2007 totalled 6.7 million tonnes, at a grade of 1.66 g/t of gold, producing 207,000 ounces.

Ownership of Desminic passed through several companies as a result of mergers and acquisitions, until July 6, 2006, when Central Sun purchased a 100% interest in La Libertad Mine. In May 2007, a scoping study was completed following test work and a study of the potential for conversion of the heap leach process to conventional milling. Results of the study were positive, and open pit mining was halted in March 2007 in order to proceed with the process upgrade. In August 2007, Central Sun commissioned a feasibility study and investigated sources of mill equipment. The Company acquired Central Sun on March 26, 2009 and completed the construction of the mill in the fourth quarter of 2009 and commenced ore processing on December 15, 2009.

Geological Setting

The Libertad mining district covers an area of approximately 150 square kilometres, and lies within a broad belt of Tertiary volcanic rocks that have been differentiated into two major units called the Matagalpa and the Coyol Groups. Oligocene to Miocene in age, the Matagalpa Group is the oldest unit and consists of intermediate to felsic pyroclastic rocks. Unconformably overlying the Matagalpa Group are Miocene-aged mafic lavas of the Lower Coyol unit. The rocks of the Lower Coyol unit host the gold-bearing quartz veins in the Libertad district.

At La Libertad Mine, epithermal gold-silver deposits are hosted by andesitic volcanic rocks of late Miocene age. The bulk of known gold mineralization at La Libertad Mine is contained within vein sets along two parallel trends separated by approximately 500 metres. The Mojón-Crimea Trend is nearly four kilometres long, strikes 65° and dips on average 80° to the southeast. The down-dip dimension is commonly on the order of 200 metres to 250 metres. The massive quartz veins and adjacent stockwork/stringer zones range in width from 2 metres to 70 metres for an average of 15 metres, often narrowing at depth. The Santa Mariá-Esmeralda Trend is discontinuous, with the Santa Mariá and Esmeralda veins separated by approximately 1,000 metres. The Santa Mariá vein averages 10 metres wide and is approximately 450 metres long. The Esmeralda Vein has been mined out. The San Juan vein zone extends for approximately 1,000 metres along strike and is located five kilometres south of the plant. This vein zone averages approximately 3.4 metres wide and has been drill tested to a depth of 170 metres.

Mineralization

Gold mineralization occurs in vein sets along two parallel trends separated by approximately 500 metres, the Mojón-Crimea Trend and the Santa Maria-Esmeralda Trend. The massive quartz veins and adjacent mineralized stockwork zones average 25 metres in width, narrowing to 15 metres at depth. The Santa Maria vein, located at the northeast end of the trend, averages 10 metres wide and is approximately 525 metres long. The vein is near vertical, and does not have a strong stockwork halo.

Gold mineralization is hosted by epithermal quartz and occurs as free particles up to 40 pm in diameter. Average grain sizes are 3 pm to 15 pm in diameter. Gold has a close affinity with pyrite and occurs as both a nucleus for pyrite crystallization and as a coating on pyrite crystals. Subsequent oxidation has destroyed the pyrite and freed the gold to depths of up to 150 metres below surface. Mineralization also occurs as native silver and electrum, a gold-silver alloy.

Exploration and Drilling

In 2009, the Company mapped and sampled a multitude of low sulphidation epithermal veins across the 20 kilometre long property position, such as the six kilometre long Jabali vein (partially mined historically for high grade vein material) with potential for both low grade, open pit stockwork mineralization up to 50 metres wide and narrow, high grade mineralization up to 194.6 g/t gold over 1.3 metres wide from the Company’s surface sampling. The Los Angeles vein system offers similar potential and historical drilling intersected 13.1 g/t gold over 5.78 metres wide, while the El Carmen vein returned numerous high grade grab samples up to 25.75 g/t gold over 250 metres strike length.

The Company continued to explore the 20 kilometre long La Libertad gold belt during 2010 with 124 holes totalling 18,884 metres. The exploration program focused on infill drilling of inferred resources to indicated, exploring for extensions to existing reserves and resources and testing some of the numerous additional vein structures that exist along the La Libertad gold belt.

The Jabali epithermal vein system is currently being explored in two main zones, the Antenna and Central zones, as well as along strike of these areas. During 2010, a total of 55 drill holes (9,660 metres) were completed at Jabali resulting in an inferred mineral resource of 3.55 million tonnes at 4.58 g/t gold (522,000 ounces gold), which encompassed both the Antenna and Central areas. This resource indicated the potential for both open pit targets as well as shallow dipping, westward plunging, higher grade shoots that are approximately 100 metres true width.

During 2011, the Company completed a total of 47,436 metres of drilling in 332 holes on La Libertad vein structures. The objective of the program included further exploration drilling of the Jabali vein system, the completion of the Jabali Antenna and Central indicated resources, and drilling to expand the western margins of the Mojon and Crimea pits. This drilling included 281 holes (38,705 metres), which tested the two main zones of the Jabali vein system, the Antenna and Central zones (combined strike length of 3.2 kilometres), as well as along strike of these areas. The 2011 La Libertad drill program also included 36 holes totalling 5,282 metres, which tested the area immediately west of the Mojon open pit that is currently being mined.

Sampling and Analysis

Core is moved from the drill site to a covered core handling facility located at La Libertad Mine. Geologists check depth intervals and box numbering, log and photograph the core, and mark sample intervals. Hardcopy logs record: core recovery, Rock Quality Designation (“RQD”), sample intervals, colour, grain size, alteration, and lithology.

The type and amount of quartz veining or brecciation are the main criteria for sample interval selection. Intervals are commonly kept to greater than 30 centimetres and range up to 1.5 metres in less-altered material. Once marked, intervals are assigned a unique sample number and are cut longitudinally by a diamond core saw. One half of the cut core samples are placed directly into a plastic sample bag, which is marked and sealed for transport to the laboratory. The remaining half core is returned to the core box for storage at La Libertad mine site.

Sample Preparation

All rock and core samples from La Libertad are crushed and pulverized at a custom built prep lab facility on the mine site. At the laboratory, there are separate crushing and pulverizing circuits for the mine grade control samples and exploration samples. Samples are then sorted into batches with appropriate QA/QC samples inserted (blanks, standards and duplicates each inserted every 30-40 samples) and then shipped to ALS Laboratories in Vancouver, British Columbia and fire assayed for gold and silver. External check assays are performed at Skyline Laboratories in Tuscon, Arizona.

Quality Control and Security of Samples

In 2011, approximately 5% of assay pulps were sent for external checks to Skyline Labs of Tucson, Arizona, an ISO/IEC 17025 2005 certified laboratory. Independent reference standards were inserted in all sample batches at the rate of one standard per 40 samples.

Drill core and spent-ore material are transported to the on-site laboratory by Company personnel. All sample preparation and analysis is done in the on-site laboratory under direct supervision of an experienced metallurgist. Drill core is stored at the mine site in either an open yard or a drill core logging facility. Sample rejects are stored temporarily at the on-site laboratory or in a separate storage facility. All of these facilities are located within the mine site, a guarded facility closed to the public.

Data Verification

During the drilling campaigns data verification and quality control was done by Desminic personnel. The quality and reliability of the data obtained from ongoing programs is reviewed and verified by Desminic staff geologists each time there is an update of the resource for any particular zone.

A systematic verification of all data from the historical drilling was completed during 2009. This review included examination of historical drill logs, assay certificates, old reports, plan maps and cross sections. In some cases, old casings could be located to confirm locations of old surface drill holes. Some errors in calculations for coordinates of old holes were identified and these were corrected. Any drill data determined to be unreliable have been flagged by a unique code indicating the type of inconsistency or problem. All historical trench and adit data were deemed unreliable and flagged accordingly.

Mineral Reserves and Mineral Resources

The December 31, 2011 mineral reserve and mineral resource statement for the La Libertad project area was completed in March 2012 by Company personnel under the supervision of Brian Scott, P.Geo., Chief Geologist, and Peter Montano, P.E. (Colorado, USA), Senior Mine Engineer, each a Qualified Person as defined under NI 43-101. The updated mineral reserve and mineral resource statement as at December 31, 2011 incorporates results from the in-fill diamond drilling completed in 2011. In 2011, 332 diamond drill holes were drilled on six targets, with the largest percentage focussed on drilling the Jabali vein system and infill drilling on the Mojon vein system.

Mineral reserves are reported at a 100% basis on four vein targets plus the remaining heap leach material referred to as “spent ore”.

Mineral reserves as of December 31, 2011 decreased from 642,293 ounces in December 31, 2010 to 588,158 ounces as of December 31, 2011. The decrease in reserve ounces is the result of mining in 2011 that removed 104,000 ounces. Additional ounces were added to the Mojon reserve statement due to exploration successes at Mojon West in 2011 resulting in the addition of approximately 58,000 ounces of gold within a new design pit at Mojon. Reserves as of December 31, 2011 are reported within design pits above a cut-off grade defined by using a US$1,250 gold price. Mineral reserves are reported fully diluted and 100% attributable to the Company. Higher energy and processing costs resulted in slightly higher cut-off grades between 0.64 and 0.67 g/t. With the exception of Mojon West, the same design pits from the December 31, 2010 reporting period were carried over to the December 31, 2011 mineral reserve tabulation.

The Company anticipates that the new indicated resources for the Jabali vein system will be upgraded to reserves upon receipt by the Company of the permit to mine.

Proven and Probable Reserves 1,2,3,4

Target	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Mojon	3,465,405	1.74	193,649	6,023
Crimea	2,005,733	1.77	114,337	3,556
Santa Maria	1,002,560	3.27	105,325	3,276
Spent Ore	4,615,458	0.87	128,509	3,997
San Juan	175,936	8.19	46,338	1,441
Total	11,265,092	1.62	588,158	18,294

Notes:

1)	Mineral reserves reported at a US$1,250 per ounce gold price within design pits.
2)	Cut-off grades and design pits based on 2012 budget costs.
3)	Mineral reserves reported are fully diluted. Average dilution for Mojon and Crimea deposits is 9%. At Santa Maria and San Juan, average dilution is 15%.
4)	Mineral reserves reported above a cut-off grade of 0.64g/t gold at Mojon, Crimea and Santa Maria. At San Juan, and within spent ore, a cut-off grade of 0.67 g/t gold was used.

Exploration drilling completed in 2011 at the west end of the Mojon Pit resulted in the addition of approximately 58,000 ounces of gold to a new design pit beyond the existing pit crest haul road. As of December 31, 2011, based on a cut-off grade of 0.64 g/t gold, the Mojon design pit contains 3,465,405 tonnes at an average grade of 1.74 g/t for a total of 193,649 ounces of gold. This is a 15% increase in contained ounces of gold over last year’s resource of 3.7 million mineralized tonnes at an average gold grade of 1.39 g/t for a total of 168,000 contained ounces of gold. Open pit activity in 2011 mined 517,009 tonnes at a grade of 1.68 g/t for 27,925 ounces of gold.

The Crimea design pit used for the December 31, 2010 reporting period remains the same for the December 31, 2011 reporting period. This design pit was based on Whittle pit shells at 2010 costs and US$900/oz gold price. Based on the 2012 cut-off grade (0.64 g/t), the Crimea pit as of December 31, 2011 contains 2,005,733 tonnes at an average grade of 1.77 g/t gold for 114,337 ounces of gold.

Open pit mining in the Crimea pit in 2011 removed 906,160 tonnes at an average grade of 2.09 g/t for 60,889 ounces of gold. Production grade in 2011 was 17% higher than modeled. The drop in mineral reserves at Crimea is attributed to depletion of last year’s mineral reserves due to mining activity in 2011.

The St. Maria design pit used for the December 31, 2010 reporting period remains the same for the December 31, 2011 reporting period. The ramp exits the design pit on the north to meet the same haul road as the Crimea pit. As of December 31, 2011, the fully diluted probable reserves for Santa Maria are 1,002,560 tonnes grading 3.27 g/t for 105,325 ounces of gold. The slight change in contained metal (-2%) is the result of reporting above a higher cut-off grade of 0.64 g/t in 2012 due to higher operating costs.

There was no exploration conducted on the San Juan vein system in 2011 by the Company. The fully diluted probable reserve for San Juan as of December 31, 2011 is 175,936 tonnes grading 8.19 g/t for 46,338 ounces of gold. The average gold grade of 8.19 g/t is slightly higher than last year due to a reduction in low grade tonnes reported last year at a lower cutoff grade (0.5 g/t). Reserves in 2012 are reported above a cut-off grade of 0.67 g/t.

Spent Ore

Currently there are three spent ore stockpiles. The majority of the probable reserve and inferred resource tonnes are within a large stockpile that lies to the northwest of the La Libertad mill. Another small inferred resource stockpile is located to the northeast of the mill.

As of December 31, 2011, the spent ore probable reserves are 4,615,458 tonnes at an average grade of 0.87 g/t gold for 128,509 ounces of gold. In 2011, 489,469 tonnes of spent ore at an average grade of 0.92 g/t gold for 14,478 ounces of gold were processed through the Libertad mill.

The La Libertad measured, indicated and inferred resource statements as of December 31, 2011 are shown in the tables below. Mineral resources are reported exclusive of mineral reserves and constrained within an optimized pit shell using a US$1,350 per ounces gold price and reported above a cut-off grade of 0.57 to 0.70 g/t gold. Higher energy and processing costs compared to 2010 and similar metal prices combined to slightly reduce the size of the optimum pit shells. The reported resources are very similar to 2010 and are generally coincident within two model blocks/benches. Lost ounces in reported resources are mostly due to higher cut-off grades as a result of higher operating costs.

Measured and Indicated Resources 1,2,3,4

Target	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Mojon	2,162,762	1.75	121,803	3,788
Crimea	287,890	1.51	13,998	435
Santa Maria	193,210	2.53	15,746	490
San Juan	59,411	5.61	10,709	333
Jabali	4,186,853	3.39	456,863	14,210
Total	6,890,126	2.79	619,119	19,257

Indicated blocks that occur outside the design pit reported under reserves are reported in the mineral resource table above.

Inferred Resources 1,2,3,4

Target	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Mojon	119,995	1.36	5,255	163
Crimea	290,315	1.62	15,159	471
Santa Maria	42,796	2.30	3,169	99
Spent Ore	2,436,391	0.70	54,830	1,705
San Juan	474,103	3.65	55,577	1,729
Jabali	1,894,982	3.06	186,610	5,804
Total	5,258,582	1.90	320,600	9,972

Notes:

1)	Mineral resources are exclusive of mineral reserves.
2)

Jabali, Antenna and Central zones are reported within US$1,350 / ounce gold optimized Whittle pit shells above a cut-off grade of 0.70 g/t gold. Jabali resources include resources reported outside optimized pit shells but above a cut-off grade of 3.0 g/t gold. Optimized whittle pits are based on indicated and inferred blocks from a total block model that contains an indicated resource above a cut-off grade of 1.0 g/t gold of 4.50 million tonnes at a grade of 3.44 g/t gold for 497,014 ounces of gold and an inferred mineral resource of 4.22 million tonnes at a grade of 2.34 g/t gold for 317,365 ounces of gold.

3)	Mojon, Crimea, Santa Maria, and San Juan mineral resources are reported within US$1,350 optimized pit shells above a cut-off grade of 0.57 g/t gold.
4)

Mineral resources that are not mineral reserves do not have a demonstrated economic viability. Due to the uncertainty which may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration.

The principal changes to the December 31, 2011 mineral resource statement are attributed to infill drilling upgrading inferred resources to indicated resources at Jabali and an increase in the cut-off grade at all zones that resulted in slight reductions in ounces and increases of average grades.

In 2011, the Company drilled 281 diamond drill holes totalling 38,705 metres at Jabali, in addition to the 55 holes drilled in 2010. Sixteen holes from January and February 2012 were also used to calculate the mineral resource. Drill spacing is approximately 30 to 40 metres in the core of the Jabali zones and 60 to 70 metres along the margins. Trenching was used as a guide to zone interpretation but not for grade interpolation.

The Jabali epithermal vein/stockwork system trends approximately east-west and dips 60 to 80 degrees to the north. It has been intersected by drill holes over a 3.8 kilometre strike and to a depth of 300 metres below surface. The Jabali deposit is divided into two zones: the west 1.4 kilometre of strike length is the Antenna zone, and the east 2.8 kilometres is the Central zone. Vein width varies from 1 to 17 metres with a mean true width of approximately 5 metres. The vein remains open along strike and down-dip. Portions of the high-grade vein at Jabali have been previously mined and have either been backfilled or remain as void space. At Antenna, mined out areas extend on average 150 metres from surface while at Central they extend only 50 to 75 metres.

Three dimensional wireframes were created of the quartz-breccia/vein zones, quartz stockwork zones and previously mined areas. Composites were created within each zone based on assays that were capped using the following scheme:

Domain	Antenna Au capping levels (Au-g/t)	Central Au capping levels (Au- g/t)
Vein/Quartz Breccia	30 g/t as default 80 g/t in high grade shoots	20 g/t as default 35-40 g/t in high grade shoots
Stockwork	4 g/t	7 g/t
Previously mined (fill)	3 g/t	10 g/t

Gold and silver grades of blocks within the stockwork, vein and previously mined zones were interpolated using inverse distance to the power of 3, nearest neighbour and ordinary Kriging concurrently. At Central the ordinary Kriging model was selected as the better model, and at Antenna the inverse distance to the power of 3 (ID3) was chosen. The other interpolation methods were used for comparison, validation, and sensitivity. Blocks were classified as indicated if they were estimated using at least two drill holes within a search ellipse of 60 x 10 x 45 metres (X,Y,Z) and at most 30 metres to the nearest drill hole. Inferred resources were estimated with at least two drill holes within a search ellipse of 90 x 15 x 67.5 metres and at most 60 metres to the nearest drill hole. All fill zones, and discontinuous hanging wall and footwall veins are classified as inferred. No other resource categories are defined at Jabali.

The resource model at Mojon was also updated due to additional infill drilling in the area immediately west of the current pit (Mojon West). The last model update at Mojon was in 2008. Since then, 6,457 metres in 41 diamond drill holes have been completed by the Company.

The Mojon epithermal vein system is approximately 2,800 metres in strike length. The vein has an average true thickness of approximately 10 to 15 metres and narrows at depth. A substantial halo of lower grade quartz stockwork exists around the high-grade veins. The system strikes on average 68 degrees and dips 75 to 85 degrees to the southeast.

Interpretations of vein and stockwork were completed on sections and reconciled on levels to create three dimensional wireframes of vein and stockwork. Gold composites were created within each zone based on assays capped at 5 g/t in stockwork and 25 g/t in vein.

At Mojon, gold and silver grades were estimated into vein and stockwork blocks using ordinary Kriging. Inverse distance and nearest neighbour models were also completed for comparison and validation. Blocks were classified as indicated if they were estimated using at least two drill holes in a 55 x 15 x 40 metres search ellipse but less than 25 metres to the nearest single drill hole. Inferred resources were estimated using at least two drill holes in an 110 x 30 x 80 metre ellipse but less than 50 metres to the nearest single drill hole.

Increased confidence in the resource model and a revision of the mine design resulted in a portion of Mojon west being upgraded to probable reserves (see proven and probable reserves section above).

Mining Operations

La Libertad Mine was historically a conventional surface mining operation utilizing small to mid-size equipment to drill, blast, excavate, and remove ore and waste from several active open pits.

Following the acquisition by the Company of Central Sun in March 2009, the Company commenced construction at La Libertad Mine in order to convert the processing facilities from heap leaching to conventional milling. The Company completed the conversion of La Libertad Mine and began processing ore on December 15, 2009, with the first doré bar being produced on January 5, 2010.

In February 2010, La Libertad mill exceeded the Company’s projections and processed an average of approximately 3,900 tonnes of ore per day. The installation of a second ball mill, which was not included in the original plant design, was completed in August 2010 and the mine ramped up to 5,500 tonnes per day design throughput capacity in the fourth quarter of 2010.

Production

At La Libertad Mine, 2010 was a successful production ramp-up year with commercial production commencing in February 2010. The installation of a second ball mill was completed in August 2010 and the mine ramped up to the 5,500 tonnes per day design throughput capacity in the fourth quarter of 2010. Total production for 2011 from La Libertad was 99,567 ounces of gold. In the fourth quarter, 26,158 ounces of gold were produced. With the full production ramp-up completed, La Libertad Mine is projected to produce approximately 102,000 to 110,000 ounces of gold in 2012.

Exploration and Development

The La Libertad gold district has been explored by prospectors, small scale miners, and mining companies for the last 150 years. Numerous pits, adits, trenches and small shafts throughout the district delineate a 20 kilometres long and five kilometres wide mineralized system. The La Libertad Mine area is the only segment of the district to have been explored at significant depth. The Company’s land holdings offer an excellent opportunity to discover additional mineralization at similar grades as has been mined at La Libertad Mine.

In 2010, the Company continued with exploration drilling programs on numerous targets at its La Libertad property to follow up historic high grade drill results below the current mine pits with good potential to increase the mines reserve and resource base. Positive drilling results from the exploration program at La Libertad Mine property have extended the high grade ore shoot discovered at the Jabali Antenna Zone and continue to return good grade intercepts from the Crimea, Mojon and San Juan viens. The Company’s exploration team believes that results to date indicate the potential to increase not only the mine life of the project, but also the potential to outline higher grade ore that could increase annual gold production.

In 2011, the Company conducted an aggressive exploration drilling program on the large properties that surround La Libertad Mine, with a focus on in filling the Jabali Zone, testing potential extensions to the east, west and depth, and testing several other targets on the property.

In 2012, the Company plans to expend US$5.0 million to drill 5,500 metres to complete the infill drilling of the Jabali Antenna Zone and further explore deposits that are open to the east and west and to explore the 20 kilometre La Libertad gold belt.

Limon Mine

Certain portions of the following information has been derived from and are based on the assumptions, qualifications and procedures set out in: (i) the 2009 Limon Technical Report prepared by William Pearson, Ph.D., P.Geo., and Graham Speirs, P.Eng.; and (ii) the 2008 Limon Technical Report prepared by William Pearson, Ph.D., P.Geo., and Graham Speirs, P.Eng. For a more detailed overview of the Limon Mine please refer to the technical reports noted above, which are available on SEDAR at www.sedar.com.

Property Description and Location

The Limon property consists of the 12,000 hectare “Mina El Limon” mineral concession that has a term of 25 years expiring in January 2027. Each mineral concession under the Nicaraguan Mining Code is subject to an agreement issued by the government of Nicaragua that includes the rights to explore, develop, mine, extract, export and sell the mineral commodities found and produced from the concession. The Company is required to submit annual reports of its activities and production statistics to the government. Escalating annual surface taxes are payable to the Nicaraguan government for the Limon mineral concession. The surface tax rate was US$4.00 per hectare in 2009 and a maximum rate of US$12.00 per hectare will be reached in 2012 and maintained through subsequent years.

The Limon Mine property is in northwestern Nicaragua approximately 100 kilometres northwest of Managua, the capital of Nicaragua. The property straddles the boundary of the municipalities of Larreynaga and Telica of the Department of Leon and the municipalities of Chinandega and Villa Nueva of the Department of Chinandega.

Triton directly owns or controls the surface rights for all of the property upon which are located the current mining, milling, tailings and related facilities at the Limon Mine. Triton also owns a portion of the surface rights for the properties. As required, Triton has negotiated and entered into access agreements with individual surface right holders in respect of those properties for which it does not hold the surface rights within the concession. All of the permits required for exploration, mining and milling activities are in place for the Limon Mine.

Royal Gold, Inc. holds a 3% net smelter return (“NSR”) royalty on the gold production from the Limon Mine and certain other concessions. The revenue from the Limon Mine is also subject to a 3% NSR on gold production payable to the Government of Nicaragua.

Internacional de Comercial S.A. (“IDC”) holds a royalty equal to 5% of the net profit of Triton Mining (USA) LLC (“Triton USA”), an indirect subsidiary of the Company that holds a 47.5% interest in the Limon Mine. Net profit is defined as the excess of gross revenue (being all revenue received from the operation by Triton USA of its business) over expenses (being specified as costs incurred and charged as expenses by Triton USA arising from its business, including working capital and operating expenses, royalties paid, borrowing costs, taxes and general sales and administrative expenses).

Access, Climate, Local Resources, Infrastructure and Physiography

The property is readily accessed by paved highway and a 15-kilometre gravel mine road with a total road distance from Managua of 140 kilometres. There are three local villages, Limon, Santa Pancha and Minvah, with an aggregate population of approximately 10,000 people which includes many of the employees of the Limon Mine. Leon, the second largest city in Nicaragua, is approximately 45 kilometres to the southwest of the Limon Mine.

The Limon Mine operates year round and is not normally affected by the typical seasonal climatic variations. The climate is tropical with a hot, wet season from May through November and a hotter, dry season from December through April. The mean annual temperature is 27 degrees Celsius with an average annual precipitation of two metres. The mining operations are in an area of low to moderate relief with elevations from 40 to 300 metres above mean sea level and plenty of flat areas for mine infrastructure. The area is covered with sparse vegetation, consisting predominantly of grasslands and scrub brush with widely spaced trees.

In general, Nicaragua has a moderately developed infrastructure of telecommunications, roads, airports and seaports and there is a fairly high literacy rate among the population with an ample supply of skilled and unskilled labour.

Electrical power for the Limon Mine is obtained from the national grid system with backup generators at the mine site. Water, both industrial and potable, is drawn from local sources.

History

Over the decades local artisanal miners, called “guiriceros”, have been active throughout north-western Nicaragua, using manual grinding mills and mercury to process and recover gold from material obtained from rudimentary surface workings, scavenged from the old mine workings and even alluvial sediments.

Gold mining in the Limon district began in the 1800s and commercial production began in 1918. Production from the Limon Mine has been continuous since 1941. From 1941 to 1979, Noranda Inc. controlled the Limon Mine and produced just over 2.0 million ounces of gold from 4.1 million tonnes of ore. Production rates in this period started at 200 tonnes per day and increased to 345 tonnes per day. In 1979, the Sandinistas confiscated and nationalized the mine. Production under government control is reported to have been 280,000 ounces of gold from an estimated 1.9 million tonnes of ore.

Geological Setting

Nicaragua can be divided into three major terraines. A northwest striking graben, 30 to 40 kilometres in width, parallels the Pacific coastline along the western side of the country. This graben hosts up to 16 active or recently active volcanoes and is the site of thick Quaternary to Recent volcanic deposits. To the southwest, between the graben and Pacific coast, a narrow belt, 10 to 20 kilometres in width, of Tertiary, Mesozoic and Palaeozoic rocks is preserved. To the northeast of the graben, the Tertiary, Mesozoic and Palaeozoic “basement” is overlain by a major unit of Tertiary volcanics; namely, the Coyol (Miocene-Pliocene) and Matagalpa (Oligocene-Miocene) Groups. The Coyol Group hosts the known vein gold deposits in Nicaragua, including the Limon Mine.

The Limon Mine, located along the eastern edge of the northwest striking graben, is within an area of low hills that is in contrast with the level plain of the graben floor. Approximately 50% of the area in the general vicinity of the Limon Mine is covered by a thin layer of Quaternary to Recent deposits of volcanic ash and alluvium. The Limon Mine concession is underlain by volcanic strata that are correlated with the Miocene-Pliocene Coyol Group that is present over extensive areas of western Nicaragua. Coyol Group rocks exposed on the Limon Mine concession range from intermediate to felsic composition volcanic and volcanoclastic strata that are cut by minor intermediate to felsic hypabyssal intrusive bodies.

Mineralization

Gold mineralization at the Limon Mine and northwestern Nicaragua is typical of low-sulphidation, quartz-adularia, epithermal systems. These deposits were formed at relatively shallow depth, typically from just below the surface to a little over one kilometre deep. To date this is the only style of gold mineralization that has been found and reported in the Tertiary rocks of northwestern Nicaragua. Silver is generally a commercially minor by-product of the gold mineralization. All gold production has been from quartz vein and quartz vein-breccia deposits hosted in linear structural features and is often accompanied minor pyrite and trace amounts of base metal sulphides. Gold is generally fine to very fine grained and relatively uniformly distributed throughout the higher grade parts of the veins. Only minor occurrences of disseminated or stockwork type epithermal precious metal mineralization have been reported. Mineral showings or deposits for other metals are not known in the area.

Three producing and past-producing vein systems account for almost all of the gold produced from the Limon district; these are the Limon, Santa Pancha and Talavera systems. A large number of other weakly mineralized quartz veins have been identified and explored, some with minor development and production. The productive vein systems are approximately 1.0 to 2.0 kilometres long with vein widths from less than 1.0 metre to 25 metres. All economic gold mineralization found and mined to date lies within 400 metres of the surface. The productive and prospective elevations within the vein systems vary systematically across the district. Post-mineral faults locally disrupt and offset the veins.

Exploration and Drilling

During 2010, the Company continued exploration on the El Limon property with up to three drills operating at any one time. Two drills were used to complete the Santa Pancha “Deep” infill drilling program and other open pit and mine definition programs while the third drill was dedicated to exploration of the 18,000 hectare Limon and Bonete-Limon concessions. Additional soil sampling, ground geophysics, trenching and mapping were also completed over a number of regional targets. During 2010, the Company drilled a total of 83 holes totalling 14,799 metres on the Limon property.

  LIM-10-3476 with 21.75 metres grading 9.13 g/t gold (Santa Pancha Deep Target);

  LIM-10-3484 with 33.75 metres grading 4.64 g/t gold (Santa Pancha Deep Target);

  LIM-10- 3508 with 3.89 metres grading 23.75 g/t gold (Santa Pancha Deep Target);

  LIM-10- 3502 with 7.55 metres grading 4.61 g/t gold (Santa Pancha Deep Target); and

  LIM-10- 3515 with 1.5 metres grading 40.06 g/t gold with 226.12 g/t silver and 1.75 metres grading 21.85 g/t gold with 18.88 g/t silver (Panteon target).

The Limon property exploration program carried out by the Company in 2011 consisted of 92 drill holes totalling 8,297 metres. The program objectives were to expand near term open pit reserves, as well as to explore for future resources and reserves to extend the mine life. Infill drilling was conducted to verify and expand the open pit and underground reserves at Veta Nueva. Drilling on Santa Emilia Sur focused on the expansion of open pit reserves and underground resources. Santa Pancha Pozo 4 South exploration included infill drilling of open pit reserves. Additionally, exploration drilling conducted at Chaparral, Tajo Norte, and Santa Pancha Pozo 5 North tested for open pit and underground resource potential.

Sampling and Analysis

Materials sampled for mineral resource and mineral reserve estimation include drill core and underground workings. Drill core recovery at the Limon Mine is generally very good. Mineralized drill core intervals to be sampled are identified and marked by a geologist. Visual indicators of the intervals to be sampled includes quartz veins, silicified breccias, silicified rock and other altered zones identified by the geologist. Sample intervals are selected based on changes in mineralization style and are normally extended for two metres into unmineralized rock. Marked sample intervals are split or sawn in half. A technician collects a continuous sample of the split or sawn core; sample lengths vary from 0.5 metres to 1.5 metres.

Underground development workings that expose mineralized veins are routinely sampled using continuous chip samples taken at waist height perpendicular to vein contacts. Samples are taken for each round of advance, giving a sample spacing of approximately three metres along the vein strike. The complete width of the development drift is sampled. A sample is normally taken for each one metre of vein width; sample lengths may vary depending on the width of the vein and changes of geology. Sampling is by a trained technician under the supervision of the mine geologist. Materials sampled as part of ongoing exploration activities include soils, boulders, rock outcrops, trenches and drill core. A geologist either takes or supervises the taking of all samples. Exploration samples of rock outcrops and boulders are normally taken as discontinuous chip samples, while trench samples are taken as continuous chip samples. These exploration sample materials are used to detect the presence of precious metals for target identification and are not normally used for resource estimation.

Sample Preparation

Rock and core samples were crushed, pulverized and fire assayed for gold and silver on-site at the Limon Mine laboratory. There are separate crushing and pulverizing circuits for the mine grade-control samples and the exploration samples. External check assays were performed at ALS Laboratories in Vancouver, British Columbia. By the end of 2011, the Company began using ALS Laboratories as the primary laboratory for assaying exploration drill core samples, and check assays were sent to Inspectorate in Vancouver, British Columbia. The Limon Mine lab is not set up to do sample preparation or analysis for stream sediment and soil samples or multi-element suites. Sample preparation and analytical work for these samples are also outsourced to ALS Laboratories in Canada.

Quality Control and Security of Samples

The Limon Mine laboratory follows quality control-quality assurance (“QA/QC”) procedures, including the insertions of certified standards, blanks and duplicates approximately every 25 samples. Quality control sampling also includes internal check assays by the Limon Mine laboratory, and external check assays performed at ACME (2000-2007) and ALS Chemex (2008-2011) for gold and silver fire assay. In 2011, approximately 60% of the Limon Mine exploration drill core samples were sent to ALS Chemex in Vancouver for check analysis.

Samples from the mining operation are delivered by the mine geologist or technician directly to the mine laboratory each day upon the completion of underground sampling. All drill core from surface and underground drill holes is taken one or more times per shift from the drill rigs directly to a secured drill logging and sampling area within the guarded area of the mine property by authorized personnel. Within 24 to 48 hours, the potentially mineralized core intervals are photographed, logged and sampled; and the samples are delivered directly to the mine laboratory.

Each sample is assigned a unique sample number that allows it to be traced through the sampling and analytical procedures and for validation against the original sample site. In the case of exploration drill core the second half of the split core is stored on-site as a control sample, available for review and re-sampling if required. Mineralized core intervals from in-fill production holes are sampled as whole core.

Data Verification

An extensive data verification program was carried out in 2010 and 2011 of historical drill data, including the verification of collar locations, downhole surveys, logs and drill core assays. Approximately 40% of the drill hole information was checked against original paper logs, certificates and other records where available. Any data deemed unreliable or erroneous was flagged in the database with comments as to the type of inconsistency or error. Verification of this historical drilling was prioritized to holes drilled along the Santa Pancha and Talavera vein systems. A majority of remaining drill holes not verified are located in zones already mined out with no remaining estimated minable resources or reserves.

Ongoing data verification is conducted by Triton personnel, with new drill data being verified prior to integration into the database. Verification procedures include double entry of drill logs, checks against hard copies, and confirmation that QA/QC protocols have been met.

Mineral Resources and Reserves

The December 31, 2011 mineral resource and reserve statement for the Limon Mine property was completed in March 2012 by Company personnel under the supervision of Brian Scott, P.Geo., Chief Geologist, and Peter Montano, P.E. (Colorado, USA), Senior Mine Engineer, each a Qualified Person as defined under NI 43-101. The updated mineral reserve and mineral resource estimate as of December 31, 2011 incorporates results from the diamond drilling completed in 2011.

Mineral reserves and resources are reported at a 95% ownership basis. Mineral reserves as of December 31, 2011 are reported for three areas on the Limon property. These areas include the Santa Pancha, Veta Nueva and Santa Emilia Sur vein structures. The Santa Pancha structure includes both underground and open pit mineral reserve and resources and contains approximately 70% of the reported reserve ounces. An updated underground mine plan was completed on Santa Pancha Pozo 8-2-1 zone in 2011. Updated block models estimates were completed on the Pozo 4 South, Pozo 4 North and Pozo 5 zones on the Santa Pancha trend. The east-west trending Veta Nueva structure has both underground and open pit mineral reserves and resources on an updated 2011 block model. Located North West of Veta Nueva, the Santa Emilia Sur structure has an open pit reserve and underground resource based on a new block model estimate completed in 2011. Resources for Babilonia, Tajo Norte and Talevera 3 located within the Limon project are also included in 2011 resources. Mineral reserves decreased from December 31, 2010 due to removal of 2010 stope blocks adjacent to historic mined out areas that were determined to have higher mining costs and risks than previously estimated in 2010. Additional contributing factors to the decrease in mineral reserves include depletion losses from 2011 mining, and increased operational costs resulting in higher cut off grades and the re-classification of reserves to resources. Open pit reserves were depleted beyond the scheduled production as a result of more open pit mining in 2011 due the temporary shutdown of the main Santa Pancha underground after a flooding incident.

Proven & Probable Reserves 1,2,3,4,5

Zone	Cut-off Grade (g/t)	Tonnes	Au g/t	Ounces Au	Kg Au
Santa Pancha 8-2-1 UG	3.2	1,042,173	4.46	149,398	4,647
Veta Nueva Main OP	1.9	81,085	6.05	15,779	491
Veta Nueva Main UG	3.2	244,509	5.13	40,328	1,254
Tajo Pozo 4 South	1.9	79,581	5.21	13,329	415
Tajo Pozo 4 North	1.9	35,719	4.20	4,823	150
Santa Emilia Sur	1.9	64,477	5.38	11,147	347
Pozo 2 OP	1.9	13,312	5.14	2,201	68
Grand Total	2.3	1,560,857	4.72	237,005	7,372

Notes:

1)	Mineral reserves reported at a US$1,250 per ounce gold.
2)	Cut-off grades and optimized design pits based on 2011 budget costs.
3)	Mineral reserves reported are fully diluted.
4)

Mineral reserves are reported above a series of variable cut-off grades based on haulage distance to mill facility and type of mining. Cut-off grades vary from 3.2 g/t gold for underground reserves to 1.9 g/t gold for open pit reserves.

5)	Mineral reserves reported based on 95% ownership.

Underground reserves for 2012 are reported based on detailed cost analyses and budget reviews. The underground and open pit reserves and resources are based on the 2012 budget cost analysis.

An updated underground mine plan was completed on the Pozo 8-2-1 vein structure in 2011 by Limon engineering staff. Revised 3D stopes were generated from the 2010 Pozo 8-2-1 block model using MineSight and Mine 2-4D mining software. Stopes design to current Limon mine underground mining stope geometries, design rules and costs with dimensions of 20 metres length by 19 metres height. Stopes below elevation of -150 metres were modified to double height to reduced mining costs. A review of stopes adjacent to historic mined out areas resulted in removing some of the marginal 2010 reserve stopes that were deemed to be have higher costs and risk. The loss of these stopes coupled with the 2011 underground production and higher cut-off grades accounted for the reduction of the reserves. Proven and probable underground reserves decreased in the Santa Pancha 8-2-1 zone from 1,401,729 tonnes grading 4.46 g/t gold for a total of 201,222 ounces at December 31, 2010 to 1,042,173 tonnes grading 4.46 g/t gold for a total of 149,398 ounces at December 31, 2011.

Underground block model reserves at Veta Nueva Main structure were calculated using a 3D stope optimization method. Using Datamine Minable Stope Optimiser software, the indicated reserve block model was optimized based on stope geometry, design rules and costs provided by the Limon Mine engineering staff. Twenty metre by twenty metre 3D stope blocks were created with volume, tonnes and diluted grade that can be used directly for long term mine planning. The 2011 drilling at Veta Nueva was included in the updated reserve estimate. A small reduction in ounces was due to the higher underground cut-off grade applied to the December 31, 2011 reserve and resource statement. Probable underground reserves at Veta Nueva Main vein system decreased from 285,295 tonnes grading 4.88 g/t gold for a total of 44,793 ounces at December 31, 2010 to 244,509 tonnes grading 5.13 g/t gold for a total of 40,328 ounces at December 31, 2011.

The December 31, 2011 open pit reserve calculations are based on a diluted grade model for ore selection as well as ore tonnage and grade. For the open pit Limon Mine models, the in-situ grade and tonnage were developed from trench, drilling, and underground samples. The in-situ model was converted to a diluted model to a maximum of 15% block grade dilution. In this method, the grade of blocks is diluted by the waste percent contained within the whole block to a maximum of 15%. The resulting diluted grade and tonnage is used for reserve block selection and calculation.

Economic parameters were applied to develop the Whittle pit shells for the Veta Nueva, Tajo 2 and Tajo 4 South, Tajo 4 North, Santa Emila Sur areas. These include using a US$1,250 per ounce gold price, 90.58% process recovery and costs based on the 2011 budget costs. The designs include slopes that vary according to rock or soil type, benching, ramps and minimum mining widths, therefore several design iterations were generated with input from the whittle pits and on-site operations personnel to determine the most profitable pit configurations. Tajo 2, Tajo 4 South and Tajo 4 North are limited by previous underground mining, natural grade breaks, and surface constraints such as ventilation shafts and old pits. Designed pits were developed for the Tajo 2, Tajo 4 South, Tajo 4 North and Veta Nueva pits.

Tajo 2 is located near and limited by the Pozo 2 ventilations shaft south of the Santa Pancha underground portal. A majority of Tajo 2 reserve was mined in 2011 and will be completely mined out in 2012. Backfill material above cut-off grades and an unmined high grade pillar in an historic mined out area located in pit shell generated mining gains in 2011. Based on the 2011 cut-off grade (1.9 g/t gold), the remaining reserves for Tajo 2 pit contains 13,312 tonnes at an average gold grade of 5.14 g/t for a total of 2,201 contained ounces.

Tajo 4 North reserve pit is adjacent to the southern end of Tajo 5. It has been designed with access to Tajo 5 for waste disposal and access to the Santa Pancha surface roads for ore haulage. A majority of Tajo 4 North reserves was mined in 2011. A southern extension to pit was added for 2011 year end to extend the life of pit. Based on the 2011 cut-off grade (1.9 g/t gold), the remaining Tajo 4 pit contains 35,719 tonnes at an average gold grade of 4.2 g/t for a total of 4,823 contained ounces.

Tajo 4 South is a newly designed open pit located between and limited by the Santa Pancha mine portal and Pozo 4 ventilation shaft. Tajo 4 South reserve pit lies below a shallow historic pit that was mined and subsequently backfilled. Based on the 2011 cut-off grade (1.9 g/t gold), the Tajo 4 North pit contains 79,581 tonnes at an average gold grade of 5.21 g/t for a total of 13,329 contained ounces.

Veta Nueva has been designed with a 50 metre buffer from the crest of the river to the east. With access from the west and two adjacent pit cones it can maintain production from the western cone even if the eastern cone (near the river) is flooded during the rainy season. A change to a “partial block” dilution model from a “full block” dilution model used in 2010 resulted in lower tonnes and higher grade. Based on the 2011 cut-off grade (1.9 g/t gold), probable open pit reserves at Veta Nueva Main vein system increased from 99,213 tonnes at an average gold grade of 4.83 g/t for a total of 15,419 contained ounces at December 31, 2010 to 81,085 tonnes grading 6.05 g/t gold for a total of 15,779 ounces at December 31, 2011.

Santa Emilia Sur open pit was newly designed in 2011 and is located north west of Veta Nueva. A new block model estimate was created using drilling completed by B2Gold in 2011. For 2012 the reserve pit is intentionally undersized and may be expanded following the current exploration. Based on the 2011 cut-off grade (1.9 g/t gold), the Santa Emilia Sur reserve pit contains 64,477 tonnes at an average gold grade of 5.38 g/t for a total of 11,147 contained ounces.

Measured and Indicated Resources 1,2,3,4,5

Vein Structure	Avg COG	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Santa Pancha 8-2-1 UG	3.00	545,024	4.19	73,429	2,284
Pozo 4 North	3.00	87,930	4.60	12,992	404
Pozo 4 South	3.00	178,497	4.77	27,378	852
Veta Nueva Main	3.00	99,206	4.17	13,316	414
Santa Emilia Sur	3.00	62,596	4.92	9,903	308
Veta Nueva West UG	3.00	69,565	4.43	9,903	308
Babilonia South	1.80	14,555	3.92	1,833	57
Grand Total	2.83	1,057,372	4.38	148,754	4,627

Inferred Resources 1,2,3,4,5

Vein Structure	COG	Tonnes	Au g/t	Ounce Au	Kg Au
Santa Pancha 8-2-1 UG	3.00	111,412	3.97	14,236	443
Pozo 4 South	3.00	169,120	4.23	23,019	716
Pozo 4 North	3.00	190,454	5.97	36,577	1,138
Pozo 5	3.00	261,730	4.73	39,772	1,237
Santa Emilia Sur	3.00	147,898	6.42	30,535	950
Talavera UG	3.00	87,975	7.93	22,418	697
Veta Nueva Main	3.00	17,910	3.72	2,144	67
Veta Nueva West UG	3.00	7,189	3.61	835	26
Atravasada	3.00	39,859	5.83	7,468	232
Tajo Norte	1.80	33,230	2.65	2,831	88
Babilonia South	1.80	21,708	3.64	2,538	79
Grand Total	2.78	1,088,484	5.21	182,373	5,672

Notes:

1)	Mineral resources are exclusive of mineral reserves.
2)	Underground mineral resources are reported above a cut-off grade of 3.0 g/t gold
3)	Open pit mineral resources (Tajo’s) are reported above a cut-off grade 1.8 g/t gold.
4)

Mineral resources that are not mineral reserves do not have a demonstrated economic viability. Due to the uncertainty which may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration.

5)	Mineral reserves reported based on 95% ownership.

For the December 31, 2011 Limon block model resource estimates, the epithermal vein/breccia/stockwork zones were modeled on vertical cross sections and levels. Drill holes, trench data and underground sampling were used for geological interpretation and estimation. Three dimensional wireframes were created from these interpretations and filled with three dimensional blocks. The block size was 2 by 5 by 5 metres for all models. Assays were capped based on log probability plots and standard Limon capping practices. Pozo 8-2-1 and Pozo 4 North were capped at 25 g/t gold. Pozo 4 South capping ranged from 20 g/t to 28 g/t gold. Santa Emila Sur capping ranged from 16 g/t to 42 g/t gold and the Babilonia model used a 13 g/t gold cap. The Veta Nueva model, which includes Veta Nueva West, Main and Atravasada had capping ranging from 20 g/t gold to 30 g/t gold. Assays were selected from within each wireframe and composited to 1.5 metres. The Pozo 5 block model estimated used only digitized underground samples points only. Grade was then estimated in rotated Datamine block models using inverse distance cubed (ID3) except Pozo 4 South which used ordinary Kriging. Specific gravity for vein/stockwork material was 2.6, 2.5 for fresh waste, and 2.2 to 2.37 for saprolite/saprock. A single grade indicator was used to help isolate the higher grade zones and limit overestimation of the high grade underground sampling in the Pozo 8-2-1 and Pozo 4 North model. Indicated resources were classified as any block within 30 metres of a composite that was estimated by 2 drill holes while inferred resources were defined as any block that is within 60 metres that was estimated by at least 2 drill holes.

Measured and indicated resources as of December 31, 2011 increased 27% from December 31, 2010 to 1,057,372 tonnes grading 4.38 g/t for 148,754 ounces of gold. Mineral resources are reported from open pit and underground targets from the Santa Pancha, Veta Nueva, Santa Emilia Sur veins. Infill drilling in 2011 on the aforementioned vein structures contributed to the increased resource. Measured and indicated resources in the Pozo 8-2-1 vein system decreased from 607,495 tonnes grading 4.34 g/t gold for total of 84,686 ounces at December 31, 2010 to 545,024 tonnes grading 4.19 for a total of 73,429 ounces at December 31, 2011. Inferred resources in Pozo 8-2-1 vein system decreased from 134,126 tonnes grading 3.95 g/t gold for total of 17,020 ounces at December 31, 2010 to 111,412 tonnes grading 3.97 g/t gold for a total of 14,236 ounces at December 31, 2011. The revised 2011 mine planning stopes and mine development files account for differences in resource estimates.

Measured and indicated resources of the Santa Pancha 4-5 vein system increased from 120,937 tonnes grading 4.62 g/t gold for a total of 17,969 ounces of gold at December 31, 2010 to 266,427 tonnes grading 4.71 g/t gold for a total of 40,370 ounces of gold at December 31, 2011. Inferred resources increased from 456,885 tonnes grading 5.09 g/t gold for a total of 79,641 ounces of gold at December 31, 2010 to 621,304 tonnes grading 4.97 g/t gold for a total of 99,368 ounces of gold at December 31, 2011. In 2010, all mineral reserves and resources for the Pozo 4-5 zone were estimated by a single model. In 2011, three separate open pit and underground models (Pozo 4 South, Pozo 4 North and Pozo 5) were created. The updated geological interpretations and block models, infill drilling and digitized Pozo 5 underground samples account for the changes to the resources. A significant portion of this area is classified as inferred due to a lower confidence in the data, and the underground sampling and down hole drill data not reconciling spatially. Further infill drilling and updating of the model is planned for 2012 with the goal of potentially increasing underground reserves in this area.

Measured and indicated resources at Veta Nueva vein system increased from 111,458 tonnes grading 4.16 g/t gold for a total of 14,902 ounces of gold at December 31, 2010 to 168,770 tonnes grading 4.28 g/t gold for a total of 23,219 ounces of gold at December 31, 2011. Inferred resources at Veta Nueva decreased from 29,672 tonnes grading 4.25 g/t gold for a total of 4,056 ounces of gold at December 31, 2010 to 25,099 tonnes grading 3.69 g/t gold for a total of 2,979 ounces of gold at December 31, 2011. Infill drilling in Veta Nueva Main and Veta Nueva West included in the updated and expanded 2011 block model decreased inferred resource and increased indicated resources.

Santa Emilia Sur is a new resource zone for 2011 located northwest of Veta Nueva. A block model estimate was created using drilling completed by the Company in 2011 and resulted in measured and indicated resources at the Santa Emilia Sur of 62,596 tonnes grading 4.92 g/t gold for a total of 9,903 ounces of gold and inferred resources of 147,898 tonnes grading 6.42 g/t gold for total of 30,535 ounces of gold.

Mining Operations

The Santa Pancha vein system has become the primary source for underground exploitation of ore. Access for underground mining at Santa Pancha is provided for by a ramp system that branches at the 90 metre level into both north and central ramps. The deepest level of the mine is at approximately 170 metres below surface. The mining methods used are longitudinal open stoping for the primary stopes and sub-level retreat for the pillar recovery. Normally, stopes are backfilled with development waste. The Santa Pancha mining operation is fully mechanized and the existing mine equipment is replaced when maintenance costs dictate. Two raises support the mine ventilation system and also one of them serves as an emergency escapeway. Future mining at Santa Pancha will require deepening the mine and expanding the mine along strike. Dewatering is a critical component of mining at Santa Pancha and pumps are currently working in two of the existing shafts to ensure that water levels are maintained at safe levels below the deepest workings. Continued deep development in Santa Pancha and improvements in this dewatering system represent a significant portion of the capital estimate for the next few years.

The Limon mill is a nominal 1,000 tonnes per day CIP gold recovery plant. The mill throughput capacity has increased to 1,100 tonnes per day due to automation improvements made to the mill in 2011. Run of mine ore is hauled by truck from five small open pits (all of them located within a radius between 1 and 5 kilometres from the process plant) and the Santa Pancha Mine (6 kilometres from the process plant). Ore is stockpiled in front of the primary crusher or dumped directly into the 36-tonne capacity dump hopper feeding the jaw crusher. This stockpile is used to blend the various ore sources to maintain a consistent grade in the mill feed.

During 2011, the Company made improvements to the automation of the mill at the Limon Mine. The Limon Mine produced 45,037 ounces of gold during 2011, its most successful year in the past seven years. A new tailing impoundment, San Jose, was constructed in 2011. This facility has the potential to be expanded several times in the future.

Production

The Company reported gold production of 45,037 ounces in 2011. Production from the Limon Mine for 2011 and for each of the five previous years is as follows:

	Units	2011	2010	2009	2008	2007	2006

Mill Feed	(‘000 t)	381	343.0	260.5	289.0	287.7	295.6

Head Grade	(g/t gold )	4.1	4.2	4.4	4.9	5.1	4.4

Recovery	(%)	90.0	88.7	86.0	84.9	78.5	83.3

Gold Recovered	(oz)	45,037	40,125	31,464	33,880	36,702	34,341

Exploration and Development

The Company plans to expend US$4.6 million in 2012 and expects to continue exploration at the Limon Mine site with the intention of increasing the reserves, resources and mine life of the project. In 2012, the Company plans to continue with its surface exploration program comprised of geophysics, soil geochemistry and geological mapping. The Company also plans to conduct a 14,000 metre drill program utilizing two drill rigs to target a combination of exploration and ore definition targets.

Otjikoto Project

Certain portions of the following information have been derived from and are based on the assumptions, qualifications and procedures set out in: (i) the Otjikoto Technical Report; and (ii) the Otjikoto PEA. For a more detailed overview of the Otjikoto Project please refer to the technical reports noted above, which are available under Auryx’s profile on SEDAR at www.sedar.com.

Property Description, Location and Ownership

The Otavi Exploration Area, which includes the Otjikoto Project, consists of four exclusive prospecting licences (“EPL”) that cover a surface area of approximately 2,753 square kilometres in the north-central part of Namibia. The Otjikoto Project is located halfway between the towns of Otjiwarongo and Otavi, approximately 300 kilometres due north of Windhoek, the capital of Namibia, which can be reached by direct commercial air travel from several countries.

In July 2011, the Namibian MME granted the Company five new EPLs covering approximately 500,000 hectares. The EPLs are issued by the MME for an initial term of three years and may be renewed twice, each for an additional two year term, and confer upon the holder the right to apply for a mining licence. With the additional licences, the Company now has eleven EPLs covering approximately 900,000 hectares. The Company has a 100% interest in all of the additional EPLs except one (EPL 4309 in the Otavi Exploration Area). The Company has been granted a 92% interest in EPL 4309 with the Company’s local partner, EVI Gold (Pty) Ltd., having an 8% interest.

The remaining EPLs granted by the MME combined with certain of the EPLs previously granted to Auryx form two new distinct projects, namely the AccTer Project and the Top Hat Project. Both of these projects are located 250 kilometres due east of the Otjikoto gold deposit. The AccTer Project consists of five EPLs covering approximately 480,000 hectares. The ground was applied for on the same basis that the Otavi licences were applied for, it is in a prospective position from a tectonics perspective, it is distal to a known mining jurisdiction, but it has seen no previous work due to the lack of outcrop. The AccTer Project is considered by Auryx to be prospective for various styles of mineralization including Sedex, Volcanogenic Massive Sulfide (“VMS”), Iron-Oxide Copper Gold (“IOCG”), and Otjikoto style gold deposits.

Access, Climate, Local Resources, Infrastructure and Physiography

The Otjikoto Project and the Otavi Exploration Area can be reached directly by a national road B1, which is a paved road in good condition and connects to Windhoek. Windhoek can be reached by direct commercial air travel from several European countries, South Africa and other African countries. The main national rail line also intersects the Otavi Exploration Area. This road and rail network acts as a good link from the Otavi Exploration Area to the deep-water port facility at Walvis Bay.

The nearby town of Otjiwarongo has a population of approximately 30,000 and possesses most modern amenities expected of a regional town serving a large agricultural community, including medical, dental, school and other services. Cellular and modern fixed line telecommunications are readily available in both Otjiwarongo and the town of Otavi. Cellular network coverage extends to the Otavi Exploration Area. Tsumeb, a mining and processing centre, is located along the B1 highway approximately 110 kilometres to the northeast of the Otjikoto Gold Project area. Tsumeb has a regional airport with scheduled and chartered flights to Windhoek. Namibia has a long history of mining and as such the Company anticipates that skilled labour will be available.

The climate of the Otavi Exploration Area is considered semi-arid, and as a result, the secondary roads within the Otavi Exploration Area are generally accessible year-round. Most of the country is located on a high plateau and the Otavi Exploration Area lies within the eastern part of the Central Western Plains situated 1,500 metres above sea level. The vegetation found on the Otavi Exploration Area is very dense and mainly comprises Black Thorn and Bastard Umbrella Thorn. Marble outcrops generally form topographical highs and shallow northeast and east-west elongated, valley-like features extend for kilometres throughout the Otavi Exploration Area.

History

A variety of mineral companies have explored the area for base metals in the mid-1960s to the mid-1980s, including mapping and drilling, all with limited success. There is no recorded history of gold focused exploration activity within or adjacent to the Otavi Exploration Area until Teal Namibia Inc. first acquired some of the current exploration licenses in 1997.

No knowledge or information exists as to any historic mineral resources or mineral reserves estimated for any mineral occurrences on the Otavi Exploration Area. In addition, no information with respect to any significant commercial mineral exploitation exists. Limited small-scale amethyst mining has taken place within certain of the Company’s license areas, but not in the area of the Otjikoto Project.

Geological Setting

Regional Geology

The Otavi Exploration Area is set within the northeast-trending, intracratonic arm of the Damara Orogen. The project area is believed to traverse the Northern Central Zone (“CZ”) and the Northern Zone of the Damaran tectonostratigraphic zones.

The Northern Platform, located 5 to 10 kilometres to the northwest of the project area (also referred to as the “Otavi Platform”) is an extremely stable carbonate shelf forming the Otavi Group. To the southeast of the Northern Platform lies the Nosib group, the top of which is the Askevold formation which consists of phyllites, intermediate agglomerate, tuff and epidosite (possibly edipotised lava or andesite). The Nosib Group also includes the Oberwasser and Okawayo Formations which host the majority of gold mineralization currently known at Otjikoto.

Immediately overlying the Nosib Group, the north-east trending Karibib Marble unit is a useful marker horizon and represents the bulk of outcrops in the region. The Karibib is folded in a synformal structure to the east of the deposit. Kuiseb Formation calcareous siltstones occupy the core of the main synforms.

The calc-silicate fels immediately underlying the Karibib Formation marbles also host bedding-parallel auriferous quartz + pyrrhotite + pyrite + magnetite + carbonate veins.

Local Geology

The Otjikoto Project is hosted within the basal Oberwasser and Okawayo Formations which have a shallow dip (~25o) and attain a thickness of approximately 1,000 metres. They consist primarily of hornfels biotite schists, albitites and marbles.

The lithotypes at the Otjikoto Project have been divided into three lithostratigraphic units: from bottom to top the OT’A’ Zone (fels), the OT’B’ marble and the OT’C’ Zone (albitite-hornfels). The OT’C’ Zone hosts the mineralized vein system and is underlain by the 6 to 10 metres thick unmineralized OT’B’ calcareous marble. Underlying the OT’B’ marble is the albitised OT’A’ Zone (fels) (approximately 30 metres thick) which hosts minor bedding-parallel veins with irregularly distributed gold values. At the base of the OT’A’ Zone is the Footwall Marble (approximately 20 metres thick). The OT’A’ Zone and the OT’B’ marble are part of the Okawayo Formation, which is an important host to tungsten skarns in the Omaruru District and gold skarns in the Karibib District.

The gold mineralization is hosted in intensely albitised schist containing a series of thin (less than 10 centimetres) sheeted veins that lie essentially parallel to the northeast-striking (locally 035 to 25 degrees) foliation of the schists and granofels (metamarls). Specifically, the veins lie parallel to an S0/S1 transposition foliation and form high grade shoots trending approximately 015 degrees in the plane of mineralization that are 30 to 100 metre wide and 0.5 to 1.5 kilometres long. Gold mineralization at Otjikoto is quite coarse and relatively high nugget values are observed.

A well-developed 5 to 15 metre thick hardpan/calcrete unit overlies the deposit and oxidation extends to a depth of approximately 40 metres from surface.

Due to the lack of outcrop, geological understanding has been established through the use of air photos, geophysical and borehole data.

Deposit Type and Mineralization

The Otjikoto style of mineralization does not fit any pre-defined mineralization style exactly, although can best be described as a “mesothermal regional metamorphic gold skarn” and is compared with several known deposits, including Navachab in Namibia, Lucky Draw and Nevoria in Australia, and Mallapakonda and Oriental in India. Otjikoto exhibits characteristics indicative of the following:

  epigenetic gold mineralization;

  metamorphogenic mineralizing fluids; and

  skarn-type alteration mineral assemblages.

Exploration

To date mineral exploration work throughout the Otavi Exploration Area and the Otjikoto Project has relied mainly on airborne and ground geophysical surveys to target drilling as the bedrock geology of the area is largely covered by 10 to 15 metre calcrete units. Most historic, regional exploration work focused on base metal exploration.

In 1997, Teal commissioned airborne magnetic surveys and a magnetic anomaly centered on the farm Otjikoto 573 was identified. Extensive follow-up exploration and drilling of this magnetic anomaly led to the discovery of vein hosted gold mineralization. Since 1998, Teal has conducted airborne geophysics as well as field and photo-geological surveys of the Otavi Exploration Area. By 2003, Teal had completed diamond and reverse circulation resource drilling programs in excess of 15,000 metres that resulted in the first delineation of the inferred gold resource at the Otjikoto Project.

From 2003 to 2008, Teal continued drilling infill and expansion holes at the Otjikoto Project as well as drill testing targets regionally. By 2008, Teal had completed a mixture of diamond drillholes and reverse circulation boreholes totaling approximately 94,470 metres in 717 holes. In 2005 and 2007 Teal completed SPECTREM™ AEM surveys to assist with exploration and develop high priority targets in the area.

In 2010, and the first half of 2011, Auryx drill tested targets 900 metres to the northeast and 400 metres to the east of the resource area, as well as targets immediately proximal to the resource. Three new zones of gold mineralization were identified: the East 1 shoot, the West 1 shoot, and the soutwest hangingwall zone. The southwest hangingwall zone is a near surface, stratabound zone. The West 1 shoot is a narrow, structurally controlled zone parallel to the West shoot and the Main shoot, the main mineralized bodies of the Otjikoto resource. Auryx drilled eight diamond drill holes to the immediate southeast of the resource area which intersected wide intercepts (10 metres to 40 metres) of low grade (0.4 g/t to 0.8 g/t) which represent a 900 metre strike extension to the East 1 (“E1”) shoot and, combined with twenty-one holes drilled by Teal, define the E1 zone as 1,400 metres long, 50 metres to 150 metres wide, and 10 metres to 40 metres thick.

This drilling also defined two distinct zones of massive iron-oxides (“Fe-oxides”) overlying and peripheral to the Otjikoto gold deposit. Both zones occur at and near surface and have been named the Main Magnetite Zone (“MMZ”) and the Magnetite 1 Zone (“M1Z”). The MMZ is a 5 metre to 30 metre thick unit of semi-massive to massive Fe-oxides. It is currently drill defined to dimensions of 400 metres long by 250 metres wide. It sub-crops on its western margin and extends to about 80 metres depth on its eastern “drill defined” margin. The Main Magnetite zone is still open to the North, South, and The M1Z is a 5 metre to 20 metre thick unit of semi-massive to massive Fe-oxides. It is currently drill defined to dimensions of 300 metres long by 250 metres wide and is still open to the east and south. M1Z lies within the modelled pit boundaries and overlies the downplunge extensions of gold mineralization.

In September 2011, Auryx discovered a new zone, now called the Wolfshag, at the Otjikoto Project. The Wolfshag shoot occurs a few hundred meters to the northeast of the Otjikoto PEA pit and was intercepted in five drill holes representing 400 metres of strike/plunge and is open along strike and dip. The Wolfshag shoot is hosted in a different, lower stratigraphic unit than the Main and West shoots, which increases the number of potentially mineralized units at the Otjikoto Project. Furthermore, the fold controlled model increases the amount of stratigraphy deemed favourable for hosting mineralized shoots as the fold repeated horizons are expected to be intersected at depth beneath the Otjikoto PEA pit. The Wolfshag shoot is currently 400 metres long and open along strike and dip.

Drilling

In 2011, Auryx completed 35 reverse circulation and 189 diamond drill holes on targets within the Otavi Exploration Area. Reverse circular drilling was used to test exploration targets as part of the advanced exploration and evaluation of the Otjikoto Project. Diamond drilling was used to test both regional exploration targets and to provide detailed information on the vein mineralogy and geometry within the resource area at the Otjikoto Project. Experience from the initial exploration of the deposit indicated that a combination of reverse circulation drilling, HQ/TNW diamond drilling and NQ diamond drilling can be used successfully.

Sampling and Analysis

Due to the coarse particulate nature of gold mineralization, the evaluation program used large samples for assays. In addition, a screen fire assay method was employed for all the advanced exploration and evaluation sample assays. An orientation study on material from the Otjikoto Project was initially carried out to test the suitability of this assay method. Best practice international standards indicated that this method provides an appropriate technique to produce representative gold determinations where significant coarse particulate gold occurs.

The three laboratories used for gold assay determination gave comparable results for the same size fraction. The coarse size fraction analysis indicated inferior repeatability for duplicate samples. This is due to the coarse particulate nature of the gold and not due to poor analyses by the laboratories. The three laboratories used were SGS Lakefield Research Africa (Pty) Ltd. and Moruo Analytical Services, all located in Johannesburg, South Africa and accredited with the South African National Accreditation System, and Genalysis Laboratory Services (Pty) Ltd., located in Perth, Australia and accredited with the National Association of Testing Facilities, Australia. Accredited laboratory, ALS Chemex, Johannesburg, South Africa is also used to assay core exploration samples. Currently, only Genalysis Laboratory Services (Pty) Ltd. is being used for the screen fire assay of core and reverse circulation samples.

Percussion Sampling and Analysis

Percussion drilling is used for regional geochemical sampling, employing short holes to penetrate surface cover. Samples are collected as two metre composites through a cyclone with a continuous splitter. Each two metre sample approximates 40 to 50 kilograms from which a representative 4 kilograms is split into quarters. A 3 kilogram sample is retained and stored as a reference sample. The remaining 1 kilogram sample is split 200 grams to 400 grams sub-samples, which are dispatched for analysis. All samples are analyzed in Canada for gold by fire assay and for 31 other elements by the ICP method.

Where possible, percentage estimates are made of the regolith, bedrock, and any sulphides or oxides observed within the drill chips. This provides continuous geological control and holes are stopped when bedrock saprolite or weathered bedrock is intersected. In general, the deepest two to three samples (4 to 6 metres) of each hole are sampled for analysis.

Reverse Circulation Sampling and Analysis

Each one metre intersection sample is weighed before splitting on site, allowing for immediate monitoring of sample recovery while drilling. Should sample recoveries fall below approximately 80%, drilling is suspended and equipment checked. Each one metre sample is riffle split once, then recombined and riffle split twice in sequence to homogenize the material and create four sub-samples. All rifflers are cleaned after splitting of each one metre sample. The four resulting sub-samples are then processed to provide material for geological logging, primary assay sample and full field duplicate sampling. Provision is also made to retain a reference sample for project audits and material for metallurgical test work.

Core Sampling and Analysis

Core is oriented and a low point-line placed on the core at the maximum dip of the prevalent dip of the fabric. A second reference line is also placed down the entire length of the core to ensure that a standard half (the top half) of the core is always sampled. Metre depth marks are placed on the core and any core losses are corrected as appropriate. The core is then geologically logged. The orientated core is split in half along the low point line with core cutting saws. Depths are then marked with a permanent-marking pen and samples are taken on a consecutive metre basis and labelled with the “depth to” metre number.

Quality Control and Security of Samples

Transport of drill samples, core and reverse circulation chips, from the drill rigs to the core yard is undertaken daily by the Company’s exploration staff, overseen by a senior geological technologist. The core yard is well fenced and the building is secured by an alarm system. Transport of samples to Windhoek and on to independent laboratories is by independent courier. Samples are kept in sealed and labelled bags until received by a laboratory in Johannesburg. Analytical laboratories are instructed to check samples against the dispatch list and indicated weight. Half core, reverse circulation and metallurgical reference material are kept secure in the Otjiwarongo sample storage facility, which is a secure shed on the outskirts of town.

The sampling technique, equipment, field and core yard operations and analytical methods employed throughout the development of the Otjikoto Project are considered appropriate for this stage of the exploration program. Specific problems related to the coarse gold at the Otjikoto gold deposit were identified and addressed by the implementation of a combination of reverse circulation and HQ/TNW drilling. Also, the orientation study and best practice international standards indicated that a screen fire assay represents an appropriate technique to produce representative gold determinations where a significant coarse gold effect occurs. Sample preparation in the field, core yard and laboratories has taken into account the need for representative sampling. The retention of representative geological and assay material allows for thorough auditing and check analyses.

Mineral Resources

The current mineral resource statement at the Otjikoto Project incorporates the results of 38,933 metres of drilling in 168 holes, which were drilled as part of an in-fill drilling program completed in 2011.

The updated resource model was completed by Bloy Resource Evaluation (“Bloy”) under the guidance and supervision of the Company in early 2012. The model is based on a total of 435 diamond drill holes (95,114 metres) and 400 reverse circulation holes (33,146 metres).

Drill Type	Number of holes	Total Metres
Reverse Circulation (Pre 2011)	376	30,119
Reverse Circulation (2011)	24	3,027
Diamond Drilling ( Pre 2011)	291	59,208
Diamond Drilling (2011)	144	35,906
TOTAL RC	400	33,146
TOTAL DDH	435	95,114
TOTAL 2011	168	38,933
Grand Total	835	128,260

Drill spacing is approximately 25 x 25 to 25 x 50 metres in the core of the deposit, and is haloed by an area of 50 x 50 to 50 x 100 metres drill spacing mainly to the south.

To create the resource model, grade shells at 0.4 and 0.8 g/t gold were built that approximate the highest density of veining at Otjikoto. One metre composites were created within these shells and were capped at 75 g/t gold.

Grade shells were filled with parent blocks with a dimension of 25 x 25 x 5 metres. Smaller sub-blocks down to a dimension of 12.5 x 6.25 x 2.5 metres were created along the margins of the zones as needed. Gold grade was estimated into parent blocks using ordinary Kriging. Mineral resources were estimated in conformance with the CIM definitions referred to in NI 43-101.

A database of 3031 specific gravity measurements was used to estimate tonnages within the four rock domains and two mineralization domains. This includes hardpan (near surface material), mineralized weathered bedrock, unmineralized weathered bedrock, mineralized fresh rock, unmineralized fresh rock and OTB Marble unit.

The 2012 block model is classified as indicated and inferred based on the combination of drill density and slope of regression analysis. Indicated blocks are defined by a drill density of 50 x 25 metres or less and a slope of regression of greater than 70%. Blocks were classified as inferred if grade was estimated into the block, but didn’t meet the criteria for indicated resources described above. This is generally areas with drill spacing of 50 x 50 metres or greater up to a distance of approximately 100 metres along the margins of the drilled area. In addition, any of the smaller pods in the hanging wall to the main bodies of mineralization were classified as inferred resources regardless of drill spacing.

Engineering Consultants VBKOM was contracted to constrain the Bloy resource block model using Whittle pit optimization software based on reasonable parameters for mining and processing provided by the Company in the table below. VBKOM was not mandated to and did not audit the Bloy Otjikoto Project resource model.

Parameter	Value
Gold Price	US$1,350 per troy ounce
Exchange Rate	7.5 N$:USD
Plant throughput	2,400,000 tonnes per annum
Mining cost	US$2.03 per tonne
Processing cost	US$14,78 per tonne of ore
General and Administration	US$7 million per annum
Gold Recovery	Oxide: 88% Sulphide: 91%
Pit Slope Angle	Oxide: 40[o] Fresh Rock: 50[o]
Mining Recovery	98%
Royalty	3%

Indicated Resources 1,2,3,4

Tonnes	Grade g/t Au	Ounces Au	Kg Au
19,658,739	1.95	1,233,154	38,355

Inferred Resources 1,2,3,4

Tonnes	Grade g/t Au	Ounces Au	Kg Au
872,031	1.57	44,015	1,369

Notes:
1)	Mineral resources at the Otjikoto Project are reported within a US$1,350 per ounce gold optimized pit shell above a cut-off grade of 0.5 g/t gold .
2)	The estimates reflect the attributable mineral resources based on the Company’s 92% interest in the Otjikoto Project.
3)

Mineral resources that are not mineral reserves do not have a demonstrated economic viability. Due to the uncertainty which may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration.

4)	Approximately 10% of the resource occurs in oxidised rock, the other 90% occurs in fresh rock.

The above resource statement does not include mineralization outside of optimized pits. The estimate of mineral resources may be materially affected by issues such as environmental, legal, permitting or other relevant market conditions.

The mineral resources reported above are based on a total block model mineral resource above a cut-off grade of 0.5 g/t gold of 30.283 million tonnes at a grade of 1.61 g/t gold for 1,566,366 ounces of gold of indicated resources and 18.269 million tonnes at a grade of 0.96 g/t gold for 561,706 ounces of gold of inferred resources. These indicated and inferred resources are quoted for comparison purposes to the mineral resources disclosed in 2011 by Auryx. Table 14.12 of the Otjikoto Technical Report reported a mineral resource above a cut-off grade of 0.4 g/t gold of 25.12 million tonnes at a grade of 1.44 g/t gold for 1.16 million ounces of gold of indicated resources and 15.60 million tonnes at a grade of 1.31 g/t gold for 0.66 million ounces of gold of inferred resources. Mineral resources are not mineral reserves and do not have a demonstrated economic viability. Due to the uncertainty which may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration.

The mineral resource estimate set forth above was reviewed by Mr. Tom Garagan, Senior Vice President of B2Gold, and a Qualified Person as defined under NI 43-101.

Metallurgy

Although the Otjikoto Project is not yet considered a mine development project, significant metallurgical work has been performed that is considered material to the project. In 2005, Teal drilled 17 large diameter diamond drill holes in order to recover representative sample material for metallurgical test work. The sample material was selected to represent low, medium and high in-situ gold grades.

Detailed geological logging indicates that the typical percentage of vein material in the mineralization rarely exceeds 10% of the total volume within the deposit envelopes. The gold mineralization occurs as free gold grains associated with pyrrhotite, magnetite and pyrite in veins. It is therefore considered important to test the applicability of a preconcentration stage prior to milling. Results from magnetic separation on the 12 x 6 millimetre and 6 x 2 millimetre size fractions of crushed material for the sulphides returned good gold recoveries (78% and 83%, respectively) and mass pulls of 55% and 60%, respectively. In-line pressure jig gravity separation resulted in recoveries ranging from 79.5% (12 x 6 millimetre size material) to 88.2% (6 x 2 millimetre size material).

The Company intends to investigate further the suitability of magnetic, gravity and other separation techniques as a preconcentration step for the Otjikoto Project.

Flotation test work carried out on both oxide and sulphide material provided excellent recoveries in the mid-90% recovery range. Dissolution test work carried out on mill gold concentrates to simulate intensive leaching in an InLine Leach Reactor (“ILR”) returned extremely good dissolution results with recoveries in excess of 95%. The abrasion test work results have shown that both oxide and sulphide material are relatively soft, with the sulphides being marginally harder than the oxide types.

Teal completed 780 metres of diamond drilling for additional metallurgical test work samples. The locations of these boreholes were selected in an attempt to provide material representative of grade ranges and mineralogical associations. The primary focus of the test work, being undertaken by Mintek of South Africa, is to establish the optimum route for the pre-milling concentration of the gold mineralization.

Preliminary metallurgical testwork undertaken on the newly discovered zones of Fe-oxides, the MMZ and the M1Z suggests that the Magnetite can be easily concentrated to >65% by crushing to 8 millimetres and magnetic separation. No deleterious elements have been identified by the preliminary test work to date; however, sulfides (Pyrhotite and Pyrite) are often associated with the Magnetite mineralization and would need to be separated out of the concentrate by flotation methods. Within the weathered horizon, which extends from 20 metres to 50 metres, the Fe-oxides are primarily in the form of Hematite and any sulfides present have been weathered out.

The Company is currently doing additional metallurgic test work to determine the appropriate flow sheet for the project. Metallurgic test work includes comminution testing to determine crushing and grinding characteristics of the main ore types, leach optimization testing on gravity concentrates, flotation concentrates and whole ore leach material. Results are expected mid-2012 for these new metallurgic tests.

Exploration and Development

A 17,000 line kilometre helimag and radiometric survey was completed in 2011 on 50 metre line spacing on the southern half of EPL 2410 and the northern portion of newly granted EPL 4309. The survey includes all of the Otjikoto Project structure, a projected southern extension of the structure, and a similar structure on EPL 4309. The intent is to define more discreet targets for drill testing within these large, 10+ kilometre scale, features.

An aggressive 2012 feasibility and development budget of $34.6 million has been approved to complete a feasibility study in the fourth quarter of 2012 and concurrently commence planning for mine construction at the Otjikoto Project. Feasibility work will include additional metallurgical drilling and test work, power studies and geohydrology. Included in the budget are costs for site preparation work and construction of a camp at site. The budget also contains $5 million for cash deposits associated with orders for long lead time items with a goal of commencing mining operations in 2014. A further $8.9 million has been budgeted in 2012 for exploration of which $4.3 million relates to 16,150 metres of feasibility study drilling. Another 2,500 metres of drilling will be carried out to explore beyond the current resource at the Otjikoto Project. Regional exploration work will also be conducted on the surrounding area.

Gramalote Property

Certain portions of the following information has been derived from and are based on the assumptions, qualifications and procedures set out in (i) the Gramalote Ridge Technical Report (February 2009) prepared under the supervision of Susan N. Meister, MAusIMM, and (ii) the Gramalote Technical Report (June 2008) prepared under the supervision of John Gorham, P.Geol., each a Qualified Person as defined in NI 43-101. For a more detailed overview of the Gramalote property, please refer to the technical reports referred to above, which are available on SEDAR at www.sedar.com.

Property Description and Location

The Gramalote property is located near the town of Providencia, Colombia within the municipalities of San Roque and San Jose del Nus, Department of Antioquia, Republic of Colombia, approximately 230 kilometres northwest of the Colombian capital of Bogota and approximately 110 kilometres northeast of Medellin.

Pursuant to the terms of the Shareholders’ Agreement for an incorporated joint venture Gramalote Limited dated May 15, 2008 (the “Gramalote Shareholders Agreement”), if a feasibility study on the Gramalote property was not completed by the Company by June 30, 2010, the ownership percentages would be adjusted such that AngloGold and the Company would have a 51% and 49% interest, respectively, in the Gramalote property. The Company decided not to proceed with, or complete, a feasibility study on the Gramalote property by June 30, 2010, and the corresponding adjustments in ownership percentages became effective. On August 12, 2010, the Company and AngloGold entered into an amending agreement to the Gramalote Shareholders Agreement (the “Gramalote Amending Agreement”) pursuant to which AngloGold retained a 51% interest and became manager of the joint venture project. The Company retained a 49% interest and each party has equal representation on the joint venture management committee, which require unanimous approval for each annual program and budget for exploration and development of the Gramalote property.

The project area is covered by 31 contiguous claim blocks totalling 42,790.09 hectares. The claims presently include one exploitation license totalling 56.75 hectares, one exploration license totalling 2,292.76 hectares, 19 registered concession contracts totalling 27,444.55 hectares, six non-registered concession contracts totalling 5,527.69 hectares and 9 mineral applications totalling 7,468.35 hectares. The claims are registered, or are in the process of being registered, in the name of Gramalote (Colombia) Limited (“Gramalote Branch”), the Colombian branch of Gramalote BVI that has been formed to hold all of the Gramalote mineral claims. The Company has secured surface access agreements with the property owners in the area of planned exploration and drilling. Additional surface rights may be required for the establishment of a commercial mining project.

Access, Climate, Local Resources, Infrastructure and Physiography

The Gramalote project is situated along the valley of the Nus River, 1.5 kilometres southwest of the village of Providencia, Antioquia. Topography along the Nus valley is relatively subdued although locally steep and incised. Elevations in the Gramalote area range from 800 to 1,500 metres above sea level, while general elevations over the Antioquian plateau are generally between 2,300 and 2,500 metres above sea level. Climate at Gramalote is accordingly mildly tropical with daytime temperatures throughout the year averaging about 24 degrees Celsius. Yearly rainfall averages about 200 centimetres and falls mostly during punctuated rainy seasons extending from March to May and from September to December.

Infrastructure surrounding the Gramalote project is excellent with direct, paved highway access from Bogota, as well as from the city of Medellin. An historic freight/passenger railway line (presently inactive) and high tension electricity pass within one kilometre of the project area. The paved highway and railway continue to Puerto Berrio located on the Magdalena River some 55 kilometres to the east. Puerto Berrio provides direct fluvial access to a major open ocean port on the Caribbean coast at Barranquilla. Additionally, the Gramalote area is surrounded by gravel roads which connect a dense small town rural and farm population to the Nus Valley infrastructure, the Magdalena River to the east and Medellin to the west.

Based upon a Colombian entry point at the nation’s capital in Bogota, access to the Gramalote property is achieved by travel to Medellin via commercial jet aircraft service from Bogota to Medellin (approximately 1 hour flight). The project is located approximately 110 kilometres along paved road west-northwest of Medellin via the town of Cisneros to the town of Providencia (approximately 3 hours).

History

Gold mining within the Gramalote property likely pre-dates the early Spanish colonial period (16th century), however, the early discovery of gold at Gramalote is not well documented. Continuous exploitation in the Gramalote Ridge area dates from the late 19th century with production from the region generally dominated by alluvial and hydraulic techniques. Modern day mineral titles covering part of the known mineralization at Gramalote were owned by the Aristizabal family until 2005 when the existing title was ceded to the Grupo Nus and subsequently became part of the joint ventures with AngloGold and the Company.

Geological Setting

The Gramalote property is located in the northern portion of South America, in the Central Cordillera of Colombia between the Magdalena Valley to the east and the Cauca-Patia Graben to the west. The terrane is primarily comprised of a metamorphic basement complex and the Antioquia Batholith. The Cajamarca-Valdivia basement terrane consists of early Paleozoic metamorphic rocks and ophiolitic oceanic volcanic and intrusive rocks.

Gold and silver mineralization in the Gramalote project area occurs within an intrusive hosted structurally-controlled quartz stockwork system within the Cretaceous Antioquia Batholith in Central Colombia. The sinistral shear zones trending east-northeast and dipping sub-vertically are believed to be an important control on mineralization at Gramalote Ridge. Gold mineralization is associated with stockwork veining and in particular quartz with fine-pyrite veins, quartz-carbonate veins, and quartz with coarse pyrite veins. In the Gramalote Ridge area, mineralization has been defined by surface sampling and drilling over a strike length of 1,100 metres and vertically to 450 metres below the topographic surface.

Mineralization

The Gramalote property exhibits a structurally controlled mineralization in the form of veins, up to 10 centimetres wide, sheeted veins and locally stockworks with alteration selvages around veins and veinlets. These veins yield gold assays up to 80 ppm gold. The various veins and veinlets that occur at the deposit can be discriminated according to their mineralogy, morphology and internal structures. In the Gramalote Deposit, the quartz – pyrite – chalcopyrite – vein types are the most important in terms of gold mineralization where gold and chalcopyrite both commonly fill fractures in pyrite.

At Gramalote, the style of mineralization, the widespread nature and abundance of outlying targets, and the clear structural control upon mineralization at both a local and regional scale, all suggest that Gramalote is part of a district-scale mineralizing event. Given the regional-scale surface geochemical (stream sediment, rock and soil sample) results and accompanying geological observations, B2Gold has concluded that numerous additional strong gold anomalies exist within the Gramalote property area that deserve additional definition via prospecting and grid-based rock and soil sampling.

Exploration and Drilling

The Company’s and AngloGold’s surface exploration and drilling programs have successfully outlined a significant gold system extending over an area of somewhat more than one square kilometre, centered about Gramalote Ridge. During 2011, 88 holes totalling 29,488 metres were drilled on the property. The exploration strategy was focused on infill drilling of Gramalote central with some exploration drilling in external areas with the aim to add new inferred resources to the project mainly in Monjas East, Monjas West, El Limon, El Topacio and Trinidad targets. Drilling in the Trinidad area was designed to test some of the regional soil anomalies located along strike from the Trinidad zone. As part of the AngloGold 2011 drill program, 23 holes totalling 8,995 metres were completed on the Gramalote property as infill drilling, 6 holes totaling 2,291 metres for geotechnical information, and 13 holes totaling 2,063 metres for infrastructure condemnation drilling. The remaining holes were drilled on satellite targets as discussed above.

Metallurgical testing of 17 tonnes of sample material obtained from new drilling of 2,811 metres (10 holes) as well as core rejects from 2008 Gramalote resource drilling is being conducted by SGS Lakefield Canada. Additionally six new geotechnical holes were drilled surrounding the actual pit limit and about 10 condemnation holes were completed in the Palestina area where the waste dump and tailings dump facilities will be placed.

Highlights from the 2011 prefeasibility and exploration work include positive metallurgical test results showing in excess of 90% recovery, encouraging drill results from the outside targets and consistent grade from the infill drilling on the Gramalote Ridge resource area.

Sampling and Analysis

The Gramalote property drill samples have been analyzed for gold by ALS Chemex analytical laboratory in Lima, Peru. The analytical methods employed were fire assay fusion and atomic absorption spectroscopy on 50 gram of nominal sample weight (ALS Chemex internal code AU-AA24), and fire assay fusion and gravimetric analysis on 50 grams of nominal sample weight (ALS Chemex Internal code AU-GRA22).

Multi-element analysis included HF-HNO3-HClO4 acid digestion with HCl leach. The analytical methods employed were inductively coupled plasma - atomic emission spectroscopy (ICP - AES) and inductively coupled plasma - mass spectrometry (ICP-MS) (ALS Chemex internal codes ME-MS61 and ME-ICP61).

Sample Preparation

The Gramalote property drill samples have been prepared by ALS Chemex in both a sample preparation facility as a joint venture between AngloGold and ALS Chemex installed in an AngloGold warehouse, and an ALS Chemex commercial preparation laboratory in Bogota. At the local warehouse laboratory, sample receiving and weight are processed manually. Batches received at the ALS commercial laboratory are logged into the ALS LIMS system. During the AngloGold 2006-2007 and B2Gold 2008 drill campaigns, samples were crushed to better than 70 % passing the 2 millimetres (10 mesh) using a Terminator crusher. During the AngloGold 2010-2011 drill campaign, samples were crushed to better than 85 % passing the 2 millimetres (10 mesh).

Following the crushing stage, a 1 kilogram split is taken of the sample using a riffle splitter. The selected sample is then pulverized to better than 85% passing 75 micron using a LM2 bowl-n-saucer. A 250 gram split of the pulverized sample is shipped to ALS Chemex in Lima, Peru, for analysis.

Quality Control and Security of Samples

Drill core is transferred from the drill sites to the storage area where they are immediately logged and sampled. Samples are transported from the project site to the AngloGold warehouse located in Funza (Cundinamarca), and then shipped directly to the preparation laboratory.

During the AngloGold 2006-2007 campaign, QA/QC procedures included the insertion of coarse blanks, certified standard material and coarse reject duplicates, as well as pulp duplicates (inserted by the laboratory), each every 25 samples. The Company adjusted the QA/QC protocols to insert the reference material and duplicate samples each every 35 to 40 samples for the B2Gold 2008 campaign. The 2010-2011 drill campaign reverted back to each reference material and duplicate samples being inserted every 25 samples. For sample batches where a failure is identified the selected samples related to the failed standard are re-assayed. This selection is based on the reported sample grade related to the standard reference grade, the fire assay batch limits, and the positions in the sample sequence of the failed and passed standards.

Data Verification

Data input is performed using DHLogger software to compile the logging information, including collar survey and location, drilling date, hole depth, down hole survey, recovery, magnetic susceptibility, and sampling and assay data. A “Fusion Server” designed by Century Systems Technologies is used to store the drill hole and surface sampling database in in Bogota. All information is reviewed for correctness and completeness when entered into the systems. Approximately 15% of the B2Gold 2008 drill core samples were sent for external check analysis at ACME Labs in Santiago, Chile, with a portion of the samples selected within mineralized zones and within specific grade bin ranges. During the 2010-2011 drill campaign, 5 to 15% of samples from each drill hole were sent for external check analysis at SGS laboratory in Lima, Peru.

Mineral Resources

In February 2009, the Company completed a NI 43-101 compliant mineral resource estimate for the Gramalote Ridge zone on the Gramalote property. The inferred mineral resource estimate for the Gramalote Ridge Zone at a 0.5 gram per tonne gold cut-off, within a US$1,000 per ounce gold optimised Whittle pit, consists of 74.375 million tonnes grading 1.00 g/t gold for a total of 2.387 million troy ounces of gold. Further exploration is necessary in order to increase the geological confidence in the resource estimate. In addition, the uncertainty of inferred resources is such that further exploration may produce results that are substantially different than those reported. Inferred mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that any or all of the inferred resources presented herein will be converted to mineral reserves.

The Gramalote Ridge zone is a continuous zone extending 1,100 by 275 by 450 metres. Using GEMS, a commercially available software package, solid models of the mineralized zones and a surface representing the saprock contact, were modeled. These interpreted geological zones were used as the basis of the resource estimate.

The Gramalote Ridge zone resource database was comprised of 110 drill holes totalling 34,483 metres of diamond drilling and 441 metres of underground channel samples. In the early drilling, drill core was sampled in predominantly 2.0 metre lengths and in later drilling, core was sampled based on geologic features. The assay database, including the underground adit, is comprised of 25,784 gold assays plus 25,626 element ICPMS (inductively coupled plasma mass spectrometry) analyses. Drill sections were spaced 60 to 100 metres apart, with drilling along the section generally spaced at 60 to 120 metres. A central area was drilled nominally to 60 by 60 metre spacing. Core recovery in 2008 was excellent and varied from 94% to 99%, with an average of 96.5% over the duration of the drill program.

As at the date of this Annual Information Form, the Company is waiting for AngloGold to release a mineral resource update on the Gramalote property as of December 31, 2011 and to receive a copy of a third party audit of AngloGold’s mineral resource update.

Exploration and Development

The 2012 joint venture prefeasibility and exploration budget of US$36.9 million for the Gramalote property includes 21,700 metres of diamond drilling for exploration of additional targets on the property, and infill drilling. In addition, the budget will fund prefeasibility work including additional environmental studies, metallurgical test work, land purchases, social programs including the relocation of small miners and engineering. Each of AngloGold and the Company will fund their pro rata share of the budget. A prefeasibility study is scheduled to be completed in June 2012 and a final feasibility study is planned for the fourth quarter of 2013.

DIVIDENDS

The Company has not declared any dividends or distributions on its Common Shares since its incorporation. The Company intends to retain its earnings, if any, to finance growth and expand its operations and does not anticipate paying any dividends or distributions in the foreseeable future. The board of directors may declare from time to time such cash dividends or distributions out of the monies legally available for dividends or distributions as the board of directors considers advisable. Any future determination to pay dividends or make distributions will be at the discretion of the board of directors and will depend on the capital requirements of the Company, results of operations and such other factors as the board considers relevant.

DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares. As at the date of this Annual Information Form, 384,698,307 Common Shares and no preferred shares are issued and outstanding (409,977,371 on a fully diluted basis).

Common Shares

Registered holders of Common Shares are entitled to receive notice of and attend all meetings of shareholders of the Company, and are entitled to one vote for each Common Share held. In addition, holders of Common Shares are entitled to receive on a pro rata basis dividends if, as and when declared by the board of directors and, upon liquidation, dissolution or winding-up of the Company, are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares, including preferred shares, ranking in priority to, or equal with, the holders of the Common Shares.

Preferred Shares

The preferred shares without par value may at any time and from time to time be issued in one or more series. The board of directors may from time to time by resolution determine the maximum number of preferred shares of any such series or determine there is no maximum, determine the designation of the preferred shares of that series and amend the articles of the Company to create, define and attach, and if permitted by the BCBCA, alter, vary or abrogate, any special rights and restrictions to be attached to the preferred shares of that series. Except as provided in the special rights and restrictions attaching to the preferred shares, the holders of preferred shares will not be entitled to receive notice of, attend or vote any meeting of the shareholders of the Company. Holders of preferred shares will be entitled to preference with respect to payment of dividends on such shares over the Common Shares, and over any other shares of the Company ranking junior to the preferred shares with respect to payment of dividends. In the event of liquidation, dissolution or winding-up of the Company, holders of preferred shares will be entitled to preference with respect to distribution of the property or assets of the Company over the Common Shares and over any other shares of the Company ranking junior to the preferred shares with respect to the repayment of capital paid up on, and the payment of any or all accrued and unpaid cumulative dividends whether or not earned or declared, or any or all declared and unpaid non-cumulative dividends, on the preferred shares.

Share Purchase Warrants

As at the date of this Annual Information Form, the following warrants to purchase Common Shares of the Company were outstanding:

Number	Exercise Price	Expiry Date
5,553,592 (exercisable for 1,277,326 Common Shares) (1)	C$2.17	June 25, 2012
1,897,500 (exercisable for 436,425 Common Shares)(1)	C$4.34	November 25, 2012
345,000 (exercisable for 79,350 Common Shares)(1)	C$4.34	December 1, 2012

_________
Note:

(1) The share purchase warrants were assumed by the Company in connection with the acquisition by the Company of Auryx on December 22, 2011.

Stock Options

In 2010, the Board of Directors and the shareholders of the Company approved the adoption of an amended and restated stock option plan (the “Stock Option Plan”) for the benefit of directors, employees and consultants of the Company. The purpose of the Stock Option Plan is to provide eligible persons with an opportunity to purchase common shares of the Company and to benefit from the appreciation in the value of such common shares. The Stock Option Plan increases the Company’s ability to attract the individuals of exceptional skill by providing them with the opportunity, through the exercise of stock options, to benefit from the growth of the Company. The Board of Directors has the authority to determine the directors, officers, employees and consultants to whom options will be granted, the number of options to be granted to each person and the price at which common shares may be purchased, subject to the terms and conditions set forth in the Stock Option Plan.

On May 6, 2011, the Board of Directors approved a further amendment to the Stock Option Plan (the “Amended Plan”), subject to shareholder and regulatory approval, and on June 10, 2011, the shareholders of the Company approved the Amended Plan.

Messrs. Clive Johnson, Mark Corra, Roger Richer, Tom Garagan, Dennis Stansbury and George Johnson, who are executive officers of the Company, and Robert Cross, Chairman of the board of directors, have voluntarily adopted a policy of not accepting stock options granted under the Amended Plan.

Key provisions of the Amended Plan include:

(a)	the eligible participants are any director, officer, employee, or consultant of the Company or any of its associated affiliated, controlled or subsidiary companies;

(b)

the maximum number of Common Shares issuable pursuant to options granted under the Amended Plan will be a number equal to 7.5% of the issued and outstanding Common Shares on a non-diluted basis at any time;

(c)

a restriction that no more than 7.5% of the total number of issued and outstanding Common Shares may be issuable to insiders of the Company pursuant to options granted to insiders under the Amended Plan, together with all of the Company’s other previously established and outstanding or proposed share compensation arrangements;

(d)

a restriction that no more than 5% of the total number of issued and outstanding Common Shares may be issuable to any one individual within a one-year period pursuant to options granted under the Amended Plan, together with all of the Company’s other previously established and outstanding or proposed share compensation arrangements, unless the Company has obtained disinterested shareholder approval;

(e)

a restriction that no more than 1% of the total number of issued and outstanding Common Shares may be issuable to the non-employee directors of the Company, as a group, within a one-year period pursuant to options granted to the non-employee directors under the Amended Plan, together with all of the Company’s other previously established and outstanding or proposed share compensation arrangements;

(f)	the vesting period of all options shall be determined by the board of directors;

(g)

options may be exercisable for a period of up to a maximum term of ten years, such period to be determined by the board of directors of the Company and the options are non-transferable and non- assignable;

(h)

the board of directors shall fix the exercise price of each option at the time the option is granted, provided that such price is not lower than the closing market price on the trading day prior to the grant of such options, or such other minimum price as may be required by the TSX;

(i)

options held by optionees who are terminated without cause are subject to an accelerated expiry term for those options which requires that options held by those individuals expire on the earliest of: (i) the original expiry term of such options; (ii) 90 days after the optionee ceases active employment with the Company, (iii) 90 days after the date of delivery of written notice of retirement, resignation or termination; or (iv) the expiration date fixed by the board of directors;

(j)	options held by an individual who ceases to be employed by the Company for cause or is removed from office or becomes disqualified from being a director will terminate immediately;

(k)

in the event that the expiry date of an option falls within a “black-out period” (a period during which certain persons cannot trade common shares pursuant to a policy of the Company respecting restrictions on trading), or immediately following a black- out period, the expiration date is automatically extended to the date which is the tenth business day after the end of the black-out period;

(l)

in the event of death of an optionee, any option held as at the date of death is immediately exercisable for a period of 12 months after the date of death or prior to the expiry of the option term, whichever is sooner;

(m)

upon the announcement of a transaction which, if completed, would constitute a change of control of the Company and under which Common Shares of the Company are to be exchanged, acquired or otherwise disposed of, including a takeover bid, all options that have not vested will be deemed to be fully vested and exercisable, solely for the purposes of permitting the optionees to exercise such options in order to participate in the change of control transaction;

(n)	options that expire unexercised or are otherwise cancelled will be returned to the Amended Plan and may be made available for future option grant pursuant to the provisions of the Amended Plan; and

(o)

the board of directors may, from time to time, subject to applicable law and prior shareholder approval, if required, of the TSX or any other applicable regulatory body, suspend, terminate discontinue or amend the Amended Plan; and

(p)

the Board of Directors of the Company, without prior approval of the shareholders of the Company and the TSX or any regulatory body having authority of the Company, will not be entitled to: (i) increase the maximum percentage of common shares issuable by the Company pursuant to the Amended Plan; (ii) amend an option grant for an option held by an insider to effectively reduce the exercise price or extend the expiry date of such options; (iii) make a change of eligible participants which would have the potential of broadening or increasing participation by insiders; (iv) add any form of financial assistance; (v) add a deferred or restricted share unit or any other provision that results in an eligible participants receiving common shares while no cash consideration is received by the Company; or (vi) amend any of the amendment provisions of the Amended Plan.

As at the date of this Annual Information Form, the following options were outstanding under the Amended Plan, each exercisable to purchase one Common Share:

Number	Exercise Price ($)	Expiry Date
976,000	0.95-3.72	June 18, 2012 – July 1, 2013
3,054,313	2.18-4.00	February 13, 2013 – July 2, 2016
3,504,200	0.80	August 3, 2014
80,400	1.27	January 21, 2015
310,000	1.25	February 8, 2015
215,000	1.33	March 8, 2015
170,000	1.44	June 2, 2015
40,000	1.63	August 10, 2015
63,600	1.85	October 4, 2015
200,000	1.97	October 19, 2015
1,635,250	2.45	November 7, 2015
241,200	2.57	November 30, 2015
750,000	2.31	January 20, 2016
740,000	3.11	May 30, 2016
175,000	3.19	June 28, 2016

Number	Exercise Price ($)	Expiry Date
815,000	3.08	August 4, 2016
365,000	3.24	October 23, 2016
40,000	3.40	November 21, 2016
9,711,000	3.10	January 18, 2017
400,000	3.93	March 4, 2017

Restricted Share Unit Plan

On May 6, 2011, the Company’s Board of Directors approved a Restricted Share Unit Plan (the “RSU Plan”), subject to the receipt of shareholder and regulatory approvals, which approvals were obtained by June 10, 2011. Adoption of the RSU Plan was part of the Company’s continuing effort to build upon and enhance long term shareholder value. The RSU Plan reflects the Company’s commitment to a long term incentive compensation structure that aligns the interests of its employees with the interests of its shareholders.

Restricted share units (the “RSUs”) may be granted by the Company’s Compensation Committee, which has been appointed to administer the RSU Plan to directors, executive officers and employees of the Company (the “Designated Participants”). The Committee is entitled to exercise its discretion to restrict participation under the RSU Plan. As at the date of this Annual Information Form, the Company has not granted any RSU’s under the RSU Plan. Accordingly, 8,000,000 RSU’s remain available for grant under the RSU Plan.

The following is a summary of the key features of the RSU Plan:

Awarding RSUs

  The number of RSUs granted will be credited to the Designated Participant’s account effective on the grant date.

  The Compensation Committee will have the discretion to credit a Designated Participant with additional RSUs equal to the aggregate amount of any dividends that would have been paid to the Designated Participant if the RSUs had been common shares, divided by the market value of the common shares on the date immediately preceding the date on which the common shares began to trade on an ex-dividend basis.

  8,000,000 common shares of the Company will be reserved for issuance under the RSU Plan.

  The maximum number of common shares issuable to insiders, at any time, pursuant to the RSU Plan, together with all of the Company’s other security based compensation arrangements, is 7.5% of the Company’s issued and outstanding common shares at any time.

  The maximum number of common shares issuable to insiders within any one year period pursuant to the RSU Plan, together with all of the Company’s other security based compensation arrangements, is 7.5% of the Company’s issued and outstanding common shares at any time.

  The maximum number of common shares issuable to non-employee directors pursuant to the RSU Plan, together with all of the Company’s other security based compensation arrangements, is 1% of the Company’s issued and outstanding common shares at any time.

  Any rights with respect to RSUs will not be transferable or assignable other than for normal estate settlement purposes.

Vesting

  Unless otherwise determined by the Compensation Committee, one-third (1/3) of the RSUs will vest on each of the first, second and third anniversaries of the date that the RSUs are granted.

  In the event that a Designated Participant dies, retires, becomes disabled or is terminated without cause prior to the vesting of the RSUs, the RSUs will vest on a pro rata basis based on the date that employment is terminated and the time remaining until the applicable vesting date.

  If a Designated Participant is terminated for cause or resigns without good reason, his or her RSUs will immediately expire as of the date of termination.

Redemption

  Each RSU entitles the holder, subject to the terms of the RSU Plan, to receive a payment in fully-paid common shares of the Company and will be redeemed 5 days after the RSU is fully vested. Each RSU will be redeemed for one common share.

Change of Control

  If there is a corporate transaction that results in any person or group of persons acquiring more than 20% of the Company’s outstanding common shares or substantially all of the Company’s assets, or the incumbent members of the Board of Directors no longer constitute a majority of the board, a change of control will have occurred for the purposes of the RSU Plan.

  In the event of a change of control, for Designated Participants whose employment thereafter ceases for any reason other than resignation without good reason or termination for cause, the RSUs will immediately be deemed to vest and the Company shall, at its option, issue common shares or pay a cash amount equal to the market value of such vested RSUs to the Designated Participant.

  In the event of a change of control, should the person or group acquiring the common shares of the Company not agree to assume all of the obligations of the Company under the RSU Plan, all unvested RSUs held by Designated Participants will immediately be deemed to vest and the Company shall, at its option, issue common shares or pay a cash amount equal to the market value of such vested RSUs to the Designated Participant.

Amendment

  The Board may amend, suspend or terminate the RSU Plan at any time without shareholder approval, unless shareholder approval is required by law or by the rules, regulations and policies of the TSX, provided that, without the consent of a Designated Participant, such amendment, suspension or termination may not in any manner adversely affect the Designated Participant’s rights.

  Subject to the terms of the RSU Plan, the Board may approve amendments relating to the RSU Plan, without obtaining shareholder approval, to the extent that such amendment is (i) of a typographical, grammatical, clerical or administrative nature or is required to comply with applicable regulatory requirements; (ii) an amendment relating to administration of the RSU Plan and eligibility for participation under the RSU Plan; (iii) changes the terms and conditions on which RSUs may be or have been granted pursuant to the RSU Plan, including change to the vesting provisions of the RSUs; (iv) changes the termination provisions of an RSU or the RSU Plan; or (v) is an amendment of a “housekeeping nature”.

  Shareholder approval will be required for: (i) increasing the number of securities issuable under the RSU Plan; (ii) making a change to the class of Designated Participants that would have the potential of broadening or increasing participation by insiders; (iii) amending the restriction on transferability of RSUs; (iv) permitting awards other than RSUs to be made under the RSU Plan; and (v)deleting or reducing the amendments that require shareholders’ approval under the RSU Plan.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares of the Company are listed for trading on the TSX under the symbol “BTO”. The following table sets out the market price range and trading volumes of the Common Shares on the TSX for the periods indicated.

Year		High ($)	Low ($)	Volume (no. of shares)
	March 1-29	4.31	3.71	48,541,291
	February	4.32	3.60	48,680,084
2012	January	3.69	2.71	23,164,921
	December	4.05	3.18	26,959,781
	November	4.02	3.07	37,716,340
	October	4.45	3.41	27,678,579
	September	4.03	2.80	31,176,489
	August	3.58	3.04	47,366,033
	July	3.72	3.02	60,326,431
	June	3.33	2.73	23,632,140
	May	3.57	2.90	53,399,792
	April	2.95	2.33	33,801,781
2011	March	3.70	2.81	62,063,686

On March 29, 2012, the closing price of the Common Shares on the TSX was $4.17 per share.

Prior Sales

The following table summarizes the issuances of stock options by the Company within the 12 months prior to the date of this Annual Information Form.

Date of Issue	Number of Securities	Security	Price per
			Security ($)
May 31, 2011	740,000	Options	3.11
June 29, 2011	175,000	Options	3.19
August 5, 2011	815,000	Options	3.08
October 24, 2011	365,000	Options	3.24
November 22, 2011	40,000	Options	3.40
January 19, 2012	9,711,000	Options	3.10
March 5, 2012	400,000	Options	3.93

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name, municipality, province or state of residence, position held with the Company, the date of appointment of each director and executive officer, principal occupation within the immediately preceding five years and the shareholdings of each director and executive officer of the Company. The statement as to Common Shares beneficially owned, or controlled or directed, directly or indirectly, by the directors and executive officers named below is in each instance based upon information furnished by the person concerned and is as at the date of this Annual Information Form. Directors of the Company hold office until the next annual general meeting of the shareholders or until their successors are duly elected or appointed.

Name and Municipality of Residence	Position with Company	Principal Occupation During Past Five Years	Director/Officer Since	Number of Voting Securities (1)

Clive Johnson(7) British Columbia, Canada	President, Chief Executive Officer and Director	President, Chief Executive Officer of the Company; formerly the Chairman, President and Chief Executive Officer of Bema Gold Corporation (“Bema”)	December 17, 2006	9,080,610(2)

Robert Cross(5) (6) British Columbia, Canada	Chairman and Director	Serves as independent director and, in some cases, non-executive Chairman of public companies principally in the resource sector.	October 22, 2007	4,371,660

Robert Gayton(4)(5) British Columbia, Canada	Director	Consultant to various public companies since 1987; formerly Vice President of Finance with Western Silver Corporation from 1995 to 2004	October 22, 2007	508,000

John Ivany(4)(6) Alberta, Canada	Director	Retired; formerly Executive Vice President of Kinross from 1995 to 2006	November 20, 2007	800,000

Jerry Korpan(7) London, England	Director	Formerly Executive Director of Emergis Capital S.A., based in Antwerp, Belgium; formerly Managing Director of Yorkton Securities in London, England	November 20, 2007	1,000,000

Barry Rayment(4)(5)(7) California, USA	Director	Mining industry consultant; formerly the President of Mining Assets Corporation from 1993 to 2010	October 22, 2007	680,000(3)

Bongani Mtshisi Johannesburg, South Africa	Director	CEO of BSC Resources Ltd. from October 2005 to present	December 22, 2011	37,600

Roger Richer British Columbia, Canada	Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of the Company; formerly the Vice President of Administration, General Counsel and Secretary of Bema	December 17, 2006	5,988,750(2)

Mark Corra British Columbia, Canada	Senior Vice President of Finance and Chief Financial Officer	Senior Vice President of Finance and Chief Financial Officer of the Company; formerly the Vice President of Finance of Bema	December 17, 2006	6,242,500(2)

Name and Municipality of Residence	Position with Company	Principal Occupation During Past Five Years	Director/Officer Since	Number of Voting Securities (1)

Tom Garagan British Columbia, Canada	Senior Vice President of Exploration	Senior Vice President of Exploration of the Company; formerly the Vice President of Exploration of Bema	March 8, 2007	6,248,750(2)

Dennis Stansbury Nevada, USA	Senior Vice President of Development and Production	Senior Vice President of Development and Production of the Company; formerly the Vice President of Development and Production of Bema	March 8, 2007	4,129,300

George Johnson Washington, USA	Senior Vice President of Operations	Senior Vice President of Operations of the Company; formerly the Senior Vice President of Operations of Bema	August 11, 2009	500,000

Notes:

(1)

The information as to the nature of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by the directors and executive officers, not being within the knowledge of the Company, has been furnished by such directors and officers.

(2)

Messrs. Johnson, Richer, Corra and Garagan are the trustees of the Incentive Trust (the “Trustees”) that holds 3,955,000 Common Shares. The number of Common Shares beneficially owned, or controlled or directed, directly or indirectly by each of Messrs. Johnson, Richer, Corra and Garagan as set forth in the table above includes 988,750 Common Shares (an aggregate of 3,955,000 Common Shares) that are held pursuant to a declaration of trust dated June 29, 2007 between the Company and the Trustees, which was established to hold options and shares of the Company to be allocated to directors, officers, employees and service providers of the Company as determined by the Trustees .

(3)	680,000 Common Shares are held through the Barry D. Rayment and Celia M. Rayment Trust, of which Mr. Rayment is a trustee.
(4)	Member of the Audit Committee.
(5)	Member of the Compensation Committee.
(6)	Member of the Corporate Governance and Nominating Committee.
(7)	Member of Health, Safety, Environment & Social Committee.

Shareholdings of Directors and Executive Officers

As at the date of this Annual Information Form, the directors and executive officers of the Company, as a group, beneficially owned, or controlled or directed, directly or indirectly, 39,606,170 Common Shares, representing approximately 10.3% of the issued and outstanding Common Shares of the Company.

Biographical Information

The following is a brief description of each of the executive officers and directors of the Company (including details with regard to their principal occupations for the last five years).

Executive Officers

Clive Johnson — President, Chief Executive Officer and Director

Clive Johnson was involved with Bema and its predecessor companies since 1977. When Bema was created by the amalgamation of three Bema group companies in 1988, Mr. Johnson was appointed the President and Chief Executive Officer. Mr. Johnson was the driving force in Bema’s transition from a junior exploration company to an international intermediate gold producer. Mr. Johnson oversees the long-term strategy and development as well as the day-to-day activities of the Company.

Roger Richer —Executive Vice President, General Counsel and Secretary

Roger Richer has 25 years of experience in mining law, corporate finance and international business transactions and practices. He has a Bachelor of Arts and a Bachelor of Law degree from the University of Victoria. Mr. Richer was with Bema since its inception in 1987. Until June 2008, Mr. Richer had also served as the President of Consolidated Puma Minerals Corp., a TSX-V listed company. Mr. Richer manages the legal affairs, corporate records and corporate governance of the Company.

Mark Corra — Senior Vice President of Finance and Chief Financial Officer

Mark Corra has over 30 years mining experience. Mr. Corra is a Certified Management Accountant, with a diploma in financial management from the British Columbia Institute of Technology. Mr. Corra was with Bema since 1990, initially as Controller and subsequently as Vice President of Finance. Prior to Bema, Mr. Corra spent 11 years in accounting at Placer Dome. Mr. Corra oversees the financial reporting, cash management and tax planning of the Company and financial compliance and reporting to the regulatory authorities.

Tom Garagan — Senior Vice President of Exploration

Tom Garagan is a geologist with over 30 years of experience. Mr. Garagan was with Bema since 1991 and was appointed Vice President of Exploration in 1996. He has worked in North and South America, East and West Africa and Russia. Mr. Garagan was instrumental in several discoveries, including the Cerro Casale and Kupol deposits. Mr. Garagan has a Bachelor of Science (Honours) degree in geology from the University of Ottawa. Mr. Garagan is responsible for all aspects of the Company’s exploration, including technical review of new acquisitions.

Dennis Stansbury — Senior Vice President of Development and Production

Dennis Stansbury is a mining engineer with over 35 years of engineering, construction, production and management experience at surface and underground mines in eight different countries. After working for a number of gold mining companies in South America and the United States, he joined Bema as Vice President South America in 1994 and was appointed Vice President of Development and Production in 1996.

George Johnson — Senior Vice President of Operations

George Johnson is a mining engineer with over 35 years of experience in underground and open pit mine construction and operations management. He joined Bema in 1999 after 16 years with Hecla Mining Company and following the takeover of Bema by Kinross, Mr. Johnson managed the construction and completion of the of the Kupol mine in Northeastern Russia. Mr. Johnson has a degree in mining engineering from the University of Washington. Mr. Johnson is responsible for overseeing all of the development and production activities of the Company.

Directors

Robert Cross

Robert Cross has more than 20 years of experience as a financier in the mining and oil & gas sectors. He is a co- founder and Non-Executive Chairman of Bankers Petroleum Ltd., co-founder and Chairman of Petrodorado Energy Ltd., and until October 2007, was the Non-Executive Chairman of Northern Orion Resources Inc. Between 1996 and 1998, Mr. Cross was Chairman and Chief Executive Officer of Yorkton Securities Inc. From 1987 to 1994, he was a Partner, Investment Banking with Gordon Capital Corporation in Toronto. Mr. Cross has an Engineering Degree from the University of Waterloo and received his MBA from Harvard Business School in 1987.

Robert Gayton

Robert Gayton is a Chartered Accountant and has acted as a consultant to various public companies since 1987. He was Chief Financial Officer with Western Silver Corporation from 1995 to 2004 and was a director of Western Silver Corporation from 2004 to 2006 and a director of Bema from 2003 to 2007. Mr. Gayton was Vice President of Finance of Doublestar Resources from 1996 to 2006 and a director from 2000 to 2007. He was a director of Northern Orion Resources Inc. from 2004 to 2007. Each of these companies was subsequently acquired by way of takeover. Mr. Gayton is currently a director of Nevsun Resources Ltd., Amerigo Resources Limited, Quarterra Resources Inc., Western Copper and Gold Corporation, Silvercorp Metals Inc., Eastern Platinum Ltd., Copper North Mining Corp., Northisle Copper and Gold Inc. and LNG Energy Ltd.

John Ivany

John Ivany retired from Kinross in 2006 having served as Executive Vice President since 1995. Prior to this, Mr. Ivany held executive positions with several resource companies including Noranda Inc., Hemlo Gold Mines Ltd., Prime Resources Corp. and International Corona Corporation. He is currently a director of Allied Nevada Gold Corp., Eurogas International Inc. and Aura Minerals Inc. and an advisor to Canaccord Genuity Corp.

Jerry Korpan

Jerry Korpan is based in London, England. He was Managing Director of Yorkton Securities UK until 1999 and a director of Bema from 2002 to 2007 and was the Executive Director of Emergis Capital S.A., a company operating out of Antwerp, Belgium until 2011. Mr. Korpan is currently a director of Mitra Energy Limited, an independent oil company operating in South East Asia, and Midas Gold Corporation.

Barry Rayment

Dr. Barry Rayment is a mining geologist with 35 years of experience in base and precious metal exploration and development. Dr. Rayment obtained his Ph.D. in Mining Geology at the Royal School of Mines, London. He is the former President of Bema from 1990 to 1993 and a director of Bema from 1988 to 2007. Dr. Rayment was the President of Mining Assets Corporation, a private company, which provided consulting services to the mining industry between 1993 and 2010. He is currently a mining industry consultant based in Laguna Beach, California. Dr. Rayment is currently a director of Golden Predator Corp.

Bongani Mtshisi

Bongani Mtshisi is a Mining Engineer by training with more than 12 years of experience working in key commodity sectors such as platinum, gold, diamond, nickel and copper (Anglo Platinum, Debeers/HUF joint venture and Sub Nigel Gold). Mr. Mtshisi is currently the CEO of BSC Resources Ltd. (“BSC”), a company that is involved in the exploration and development of copper and nickel commodities in South Africa. Mr. Mtshisi was also a founding member of Auryx, a leader in Namibian gold exploration and development, focused on generating shareholder value through the acquisition, discovery, growth, and development of gold resources. Mr. Mtshisi has a National diploma in Metalliferous Mining and a National Certificate in Project Management from The Technikon Witwatersrand in South Africa.

Cease Trade Orders or Bankruptcies

Except as outlined below:

(a)

no director or executive officer of the Company is, as at the date of this Annual Information Form, or was within 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including the Company), that:

	(i)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of this subsection (a), “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, and in each case that was in effect for a period of more than 30 consecutive days.

(b)	no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company:

(i)

is, as at the date of this Annual Information Form, or has been within the 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii)

has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Robert Gayton, a director of the Company, was a director and officer of Newcoast Silver Mines Ltd. at the date of a cease trade order issued by the British Columbia Securities Commission (“BCSC”) on September 30, 2003 and by the Alberta Securities Commission (“ASC”) on October 31, 2003 for failure to file financial statements. The orders were revoked on October 23, 2003 and March 25, 2004, respectively.

John Ivany, a director of the Company, was an officer of Kinross at the date of a cease trade order issued by the Ontario Securities Commission on April 14, 2005, which superseded a temporary cease trade order dated April 1, 2005 for failure to file its financial statements. The order was revoked on February 22, 2006.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and shareholders holding a sufficient number of securities of the Company to affect materially control of the Company.

Penalties or Sanctions

Except as outlined above under “Cease Trade Orders or Bankruptcies” and as set forth below, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding the Company.

John Ivany, a director of the Company, was the subject of enforcement proceedings by the ASC in Re: Cartaway Resources Corp. In its order dated February 22, 2001, the ASC found that Mr. Ivany, as Chief Executive Officer of Cartaway Resources Corp., had allowed the issuance of a press release that contained a material factual error in violation of the securities laws of the Province of Alberta. As a result, Mr. Ivany was prohibited from acting as a director or officer of any “junior issuer” for a period of five years and ordered to pay costs in the amount of C$20,000.

Mr. Ivany was subject to a ruling by the BCSC dated December 19, 1990 in connection with his position as a director and officer of Prime Resources Corporation (“Prime”) and Calpine Resources Inc. (“Calpine”). The BCSC found that Prime and Calpine, as applicable, contravened the Securities Act (British Columbia) by: (a) failing to provide material disclosure of drilling results prior to granting or repricing options; (b) failing to disclose, on a timely basis, information regarding a private placement by Calpine where Prime was the purchaser of two million units and the effect of the private placement on the control of Calpine (Calpine was also found to have misled the Vancouver Stock Exchange by representing that the private placement was to be brokered by Prime Equities and that there were no material changes in the affairs of Calpine not previously disclosed); and (c) failing to disclose, on a timely basis, a default by Canarim Investment Corporation under a guaranteed agency agreement in respect of one million units under a public offering of Prime. The BCSC ruling suspended Mr. Ivany from trading in shares for a period of one year.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and shareholders holding a sufficient number of securities of the Company to affect materially control of the Company.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such conflict of interest arises at a meeting of the Company’s board of directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for the participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the BCBCA, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. See “Risk Factors”. The directors and officers of the Company are not aware of any such conflicts of interests.

AUDIT COMMITTEE

The Company has established an Audit Committee that operates under a charter approved by the board of directors of the Company. A copy of the Audit Committee Charter is set out in full in Schedule A to this Annual Information Form. It is the board of directors’ responsibility to ensure that an effective internal control framework exists within the Company. The Audit Committee has been formed to assist the board of directors to meet its oversight responsibilities in relation to the Company’s financial reporting and external audit function, internal control structure and risk management procedures. In doing so, it will be the responsibility of the Audit Committee to maintain free and open communication between the Audit Committee, the external auditors and the management of the Company.

The Audit Committee will review the effectiveness of the Company’s financial reporting and internal control policies and its procedures for the identification, assessment, reporting and management of risks. The Audit Committee will oversee and appraise the quality of the external audit and will review the Company’s financial reporting and practices, accounting policies, and the competency of the Company’s accounting department.

Composition of the Audit Committee

All members of the Audit Committee are: (i) independent within the meaning of National Instrument 52-110 — Audit Committees (“NI 52-110”), which provides that a member shall not have a direct or indirect material relationship with the Company which could, in the view of the board of directors, reasonably interfere with the exercise of a member’s independent judgment; and (ii) are considered to be financially literate under NI 52-110. The members of the Audit Committee are: Robert Gayton (Chairman), Barry Rayment and John Ivany.

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee are as follows:

Barry D. Rayment, Ph.D.

Dr. Rayment is a mining geologist with over 35 years of experience in base and precious metals exploration. Dr. Rayment was the President of Mining Assets Corporation, a private mineral consulting firm that provides geological services to the mining industry, between 1993 and 2010. He is currently a mining industry consultant and a director of a public exploration and mining company. He obtained a Ph.D in mining geology from the Royal School of Mines, London (1974).

Robert J. Gayton, Ph.D, FCA

Mr. Gayton has been consulting on accounting and finance issues for 30 years, first as an audit partner with Peat Marwick Mitchell, Chartered Accountants, and more recently as Chief Financial Officer and/or director of numerous public and private companies. Prior to that, he was a member of the Faculty of Commerce at the University of British Columbia.

John W. Ivany, LLB.

Mr. Ivany has served as a director of the Company since 2007. Mr. Ivany has over 38 years of experience in the mining industry, having held executive positions with several resource companies.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Company’s Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services) or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to the Company by its independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2011 have been pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditors, PricewaterhouseCoopers LLP, in each of the last financial years are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees
2011	$449,800	$125,000	Nil	Nil
2010	$478,980	$73,415	Nil	Nil

_________
Notes:

(1)	The aggregate audit fees billed.
(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”.

(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.
(4)	The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or shareholder holding on record or beneficially, directly or indirectly, more than 10% of the issued shares of the Company, or any of their respective associates or affiliates has any material interest, direct or indirect, in any transaction in which the Company has participated prior to the date of this Annual Information Form, or in any proposed transaction, which has materially affected or will materially affect the Company.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its offices in Toronto, Ontario and Vancouver, British Columbia.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts that the Company has entered in the financial year ended December 31, 2011, or before the last financial year but still in effect, are as follows:

1.

Credit agreement dated for reference November 6, 2009, as amended February 12, 2010 and March 28, 2012, between the Company and Macquarie pursuant to which the Company obtained a credit facility in the amount of $25,000,000; and

2.	Arrangement agreement dated November 10, 2011 between the Company and Auryx pursuant to which the Company agreed to acquire all of the issued and outstanding securities of Auryx.

Copies of the above material contracts are available under the Company’s profile on the SEDAR.

INTERESTS OF EXPERTS

The persons referred to below have been named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under NI 51-102 during, or relating to, the Company’s financial year ended December 31, 2011.

William Pearson, Ph.D., P.Geo., and Graham Speirs, P.Eng., are the authors responsible for the 2009 Limon Technical Report.

Brian Scott, P.Geo., is the author responsible for the Jabali Technical Report.

William N. Pearson, Ph.D., P.Geo., and Graham Speirs, P.Eng., are the authors responsible for the 2008 Limon Technical Report.

William N. Pearson, Ph.D., P.Geo., and Graham Speirs, P.Eng., are the authors responsible for La Libertad Technical Report.

Susan N. Meister, MAusIMM, is the author responsible for the technical report dated February 27, 2009 entitled “Technical Report, Gramalote Ridge Project, Department of Antioquia, Colombia”.

Andrew McDonald C.Eng., MIMMM, FSAIMM, Mark Wanless, Pr.Sci.Nat., Hermanus Kriel, Pr.Eng., Matthys Wessels, Pr.Eng., and Guillaume de Swardt, Pr.Eng., are the authors responsible for the Otjikoto PEA.

Mark Wanless, Pr.Sci.Nat., and Shaun Crisp, Pr.Sci.Nat., are the authors responsible for the Otjikoto Technical Report.

To the knowledge of the Company, none of the persons above held, at the time of or after such person prepared the statement, report or valuation, any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of its associates or affiliates or is or is expected to be elected, appointed or employed as a director, office or employee of the Company or of any associate or affiliate of the Company.

PricewaterhouseCoopers LLP, Chartered Accountants, provided an auditor’s report in respect to the Company’s financial statements for the year ended December 31, 2011 dated March 28, 2012. PricewaterhouseCoopers LLP has advised the Company that they are independent with respect to the Company in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information, including that relating to directors’ and officers’ remuneration, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, interests of insiders in material transactions and corporate governance practices, is contained in the Company’s management information circular for the annual general meeting of shareholders held on June 10, 2011.

Additional financial information is provided in the Company’s comparative financial statements and management’s discussion and analysis for the year ended December 31, 2011, which will be available under the Company’s profile on the SEDAR website at www.sedar.com.

Copies of all materials incorporated by reference herein and additional information relating to the Company are available under the Company’s profile on the SEDAR website at www.sedar.com.

Dated March 30, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

“Clive Johnson”

Clive Johnson
President & Chief Executive Officer

A-1

SCHEDULE A
AUDIT COMMITTEE CHARTER

[ATTACHED]

AUDIT COMMITTEE CHARTER

Effective February 6, 2008

1.	Overall Purpose/Objectives

The Audit Committee (the “Committee”) will assist the Board of Directors of the Company (the “Board”) in fulfilling its responsibilities. The Committee will oversee the financial reporting process, the system of internal control and management of financial risks, the audit process, and the Company’s process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the Committee will maintain effective working relationships with the Board, management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each Committee member will obtain an understanding of the responsibilities of Committee membership as well as the Company’s business, operations and risks.

2.	Authority

2.1.

The Board authorizes the Committee, within the scope of its responsibilities, to seek any information it requires from any employee and from external parties, to obtain outside legal or professional advice and to ensure the attendance of Company officers at meetings, as the Committee deems appropriate.

2.2.

The Committee shall receive appropriate funding, as determined by the Committee, for payment of compensation to the external auditors and to any legal or other advisers employed by the Committee, and for payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

3.	Composition, Procedures and Organization

	3.1.	The Committee will be comprised of at least three members of the Board.

	3.2.	Except as permitted by all applicable legal and regulatory requirements:

(a) each member of the Committee shall be “independent” as defined in accordance with Canadian Multilateral Instrument 52-110 – Audit Committee; and

(b)

each member of the Committee will be “financially literate” with the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

1 of 7

3.3.

The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, will appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

3.4.	The Committee shall elect from its members a Chairman. The Secretary shall be elected from its members, or shall be the Secretary, or the Assistant or Associate Secretary, of the Company.

3.5.	Any member of the Committee may be removed or replaced at any time by the Board. A member shall cease to be a member of the Committee upon ceasing to be a director of the Company.

3.6.	Meetings shall be held not less than quarterly. Special meetings shall be convened as required. External auditors may convene a meeting if they consider that it is necessary.

3.7.	The times and places where meetings of the Committee shall be held and the procedures at such meetings shall be as determined, from time to time, by the Committee.

3.8.

Notice of each meeting of the Committee shall be given to each member of the Committee. Subject to the following, notice of a meeting shall be given orally or by letter, telex, telegram, electronic mail, telephone facsimile transmission or telephone not less than 48 hours before the time fixed for the meeting. Notice of regular meetings need state only the day of the week or month, the place and the hour at which such meetings will be held and need not be given for each meeting. Members may waive notice of any meeting.

3.9.

The Committee will invite the external auditors, management and such other persons to its meetings as it deems appropriate. However, any such invited persons may not vote at any meetings of the Committee.

3.10.

A meeting of the Committee may be held by means of such telephonic, electronic or other communications facilities as permit all persons participating in the meeting to communicate adequately with each other during the meeting.

3.11.

The majority of the Committee shall constitute a quorum for the purposes of conducting the business of the Committee. Notwithstanding any vacancy on the Committee, a quorum may exercise all of the powers of the Committee.

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3.12.

Any decision made by the Committee shall be determined by a majority vote of the members of the Committee present or by consent resolution in writing signed by each member of the Committee. A member will be deemed to have consented to any resolution passed or action taken at a meeting of the Committee unless the member dissents.

3.13.	A record of the minutes of, and the attendance at, each meeting of the Committee shall be kept. The approved minutes of the Committee shall be circulated to the Board forthwith.

3.14.

The Committee shall report to the Board on all proceedings and deliberations of the Committee at the first subsequent meeting of the Board, and at such other times and in such manner as the Board or the articles of the Company may require or as the Committee in its discretion may consider advisable.

3.15.

The Committee will have access to such officers and employees of the Company and to such information respecting the Company, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

4.	Roles and Responsibilities

The roles and responsibilities of the Committee are as follows.

	4.1.	Oversee the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company.

	4.2.	Review with management its philosophy with respect to controlling corporate assets and information systems, the staffing of key functions and its plans for enhancements.

	4.3.	Review the terms of reference and effectiveness of any internal audit process, and the working relationship between internal financial personnel and the external auditor.

	4.4.	Gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively.

4.5.

Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements, reviewing with management and the external auditor where appropriate.

	4.6.	Review any legal matters which could significantly impact the financial statements as reported on by the General Counsel and meet with outside counsel whenever deemed appropriate.

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4.7.

Review the annual financial statements and the results of the audit with management and the external auditors prior to the release or distribution of such statements, and obtain an explanation from management of all significant variances between comparative reporting periods.

4.8.

Review the interim financial statements with management prior to the release or distribution of such statements, and obtain an explanation from management of all significant variances between comparative reporting periods.

4.9.

Review all public disclosure concerning audited or unaudited financial information before its public release and approval by the Board, including management’s discussion and analysis, financial information contained in any prospectus, private placement offering document, annual report, annual information form, takeover bid circular, and any annual and interim earnings press releases, and determine whether they are complete and consistent with the information known to Committee members.

4.10.	Assess the fairness of the financial statements and disclosures, and obtain explanations from management on whether:

(a) actual financial results for the financial period varied significantly from budgeted or projected results;

(b) generally accepted accounting principles have been consistently applied;

(c) there are any actual or proposed changes in accounting or financial reporting practices; and

(d) there are any significant, complex and/or unusual events or transactions such as related party transactions or those involving derivative instruments and consider the adequacy of disclosure thereof.

4.11.	Determine whether the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles.

4.12.	Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies.

4.13.	Review audit issues related to the Company’s material associated and affiliated companies that may have a significant impact on the Company’s equity investment.

4.14.	Ascertain whether any significant financial reporting issues were discussed by management and the external auditor during the fiscal period and the method of resolution.

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4.15.	Review and resolve any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

4.16.	Recommend to the Board the selection of the firm of external auditors to be proposed for election as the external auditors of the Company.

4.17.

Review and approve the proposed audit plan and the external auditors’ proposed audit scope and approach with the external auditor and management and ensure no unjustifiable restriction or limitations have been placed on the scope.

4.18.

Explicitly approve, in advance, all audit and non-audit engagements of the external auditors; provided, however, that non-audit engagements may be approved pursuant to a pre-approval policy established by the Committee that (i) is detailed as to the services that may be pre-approved, (ii) does not permit delegation of approval authority to the Company’s management, and (iii) requires that the delegatee or management inform the Committee of each service approved and performed under the policy. Approval for minor non-audit services is subject to applicable securities laws.

4.19.

If it so elects, delegate to one or more members of the Committee the authority to grant such pre-approvals. The delegatee’s decisions regarding approval of services shall be reported by such delegatee to the full Committee at each regular Committee meeting.

4.20.

Subject to the grant by the shareholders of the authority to do so, if required, review the appropriateness and reasonableness of the compensation to be paid to the external auditors and make a recommendation to the Board regarding such compensation.

4.21.

Oversee the independence of the external auditors. Obtain from the external auditors a formal written statement delineating all relationships between the external auditors and the Company. Actively engage in a dialogue with the external auditors with respect to any disclosed relationships or services that impact the objectivity and independence of the external auditor.

4.22.	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

4.23.

Review the performance of the external auditors, and in the event of a proposed change of auditor, review all issues relating to the change, including the information to be included in any notice of change of auditor as required under applicable securities laws, and the planned steps for an orderly transition.

4.24.	Review the post-audit or management letter, containing the recommendations of the external auditor, and management’s response and subsequent follow-up to any identified weakness.

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4.25.

Review the evaluation of internal controls and management information systems by the external auditor, and, if applicable, the internal audit process, together with management’s response to any identified weaknesses and obtain reasonable assurance that the accounting systems are reliable and that the system of internal controls is effectively designed and implemented.

4.26.	Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

4.27.

Review the process under which the Chief Executive Officer and the Chief Financial Officer evaluate and report on the effectiveness of the Company’s design of internal control over financial reporting and disclosure controls and procedures.

4.28.

Obtain regular updates from management and the Company’s legal counsel regarding compliance matters, as well as certificates from the Chief Financial Officer as to required statutory payments and bank covenant compliance and from senior operating personnel as to permit compliance.

4.29.	Establish a procedure for the:

(a) confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters,

(b) receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters.

4.30.	Meet separately with the external auditors to discuss any matters that the Committee or auditors believe should be discussed privately.

4.31.	Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.

4.32.	Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

4.33.	Review and assess the adequacy of insurance coverage, including directors’ and officers’ liability coverage.

4.34.	Perform other functions as requested by the full Board.

4.35.

If it deems necessary, institute special investigations and, if it deems appropriate, hire special counsel or experts to assist, and set the compensation to be paid to such special counsel or other experts.

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5.	General

In addition to the foregoing, the Committee will:

	(a)	assess the Committee’s performance of the duties specified in this charter and report its finding(s) to the Board;

	(b)	review and assess the adequacy of this charter at least annually and recommend any proposed changes to the Board for approval; and

	(c)	perform such other duties as may be assigned to it by the Board from time to time or as may be required by any applicable stock exchanges, regulatory authorities or legislation.

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